Financial highlights
	in / end of			% change		in / end of				% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013		2012		YoY
Net income (CHF million)
Net income/(loss) attributable to shareholders	(476)	454	263	–	–	2,326		1,349		72
of which from continuing operations	(474)	304	294	–	–	2,181		1,389		57
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(0.37)	0.17	0.11	–	–	1.14		0.82		39
Basic earnings/(loss) per share	(0.37)	0.26	0.09	–	–	1.22		0.79		54
Diluted earnings/(loss) per share from continuing operations	(0.37)	0.17	0.11	–	–	1.14		0.82		39
Diluted earnings/(loss) per share	(0.37)	0.26	0.09	–	–	1.22		0.79		54
Return on equity (%, annualized)
Return on equity attributable to shareholders	(4.5)	4.3	2.9	–	–	5.7		3.9		–
Core Results (CHF million) [1]
Net revenues	5,920	5,449	5,627	9	5	25,217		23,251		8
Provision for credit losses	53	41	70	29	(24)	167		170		(2)
Total operating expenses	6,396	4,720	5,172	36	24	21,546		21,193		2
Income/(loss) from continuing operations before taxes	(529)	688	385	–	–	3,504		1,888		86
Core Results statement of operations metrics (%) [1]
Cost/income ratio	108.0	86.6	91.9	–	–	85.4		91.1		–
Pre-tax income margin	(8.9)	12.6	6.8	–	–	13.9		8.1		–
Effective tax rate	11.9	53.5	22.1	–	–	36.4		24.6		–
Net income margin [2]	(8.0)	8.3	4.7	–	–	9.2		5.8		–
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,253.4	1,239.3	1,197.8	1.1	4.6	1,253.4		1,197.8		4.6
Net new assets from continuing operations	4.2	8.8	7.1	(52.3)	(40.8)	36.1		11.4		216.7
Balance sheet statistics (CHF million)
Total assets	872,806	895,169	924,280	(2)	(6)	872,806		924,280		(6)
Net loans	247,054	245,232	242,223	1	2	247,054		242,223		2
Total shareholders' equity	42,164	42,162	35,498	0	19	42,164		35,498		19
Tangible shareholders' equity [3]	33,955	33,838	26,866	–	26	33,955		26,866		26
Book value per share outstanding (CHF)
Total book value per share	26.50	26.48	27.44	0	(3)	26.50		27.44		(3)
Tangible book value per share [3]	21.34	21.25	20.77	0	3	21.34		20.77		3
Shares outstanding (million)
Common shares issued	1,596.1	1,595.4	1,320.8	0	21	1,596.1		1,320.8		21
Treasury shares	(5.2)	(3.0)	(27.0)	73	(81)	(5.2)		(27.0)		(81)
Shares outstanding	1,590.9	1,592.4	1,293.8	0	23	1,590.9		1,293.8		23
Market capitalization
Market capitalization (CHF million)	43,526	44,066	29,402	(1)	48	43,526		29,402		48
Market capitalization (USD million)	49,224	48,741	32,440	1	52	49,224		32,440		52
BIS statistics (Basel III)
Risk-weighted assets (CHF million)	273,846	269,263	292,481	2	(6)	273,846		292,481		(6)
CET 1 ratio (%)	15.7	16.3	14.2	–	–	15.7		14.2		–
Tier 1 ratio (%)	16.8	17.0	15.2	–	–	16.8		15.2		–
Dividend per share (CHF)
Dividend per share	–	–	–	–	–	0.70	[4]	0.75	[5]	–
Number of employees (full-time equivalents)
Number of employees	46,000	46,400	47,400	(1)	(3)	46,000		47,400		(3)
1 Refer to "Credit Suisse Reporting structure and Core Results" in I – Credit Suisse results – Credit Suisse for further information on Core Results.
2 Based on amounts attributable to shareholders.
3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity.
4 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014; to be paid out of reserves from capital contributions.
5 Paid out of reserves from capital contributions.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders
In 2013, our priorities were to further improve profitability, continue to strengthen our capital position and reduce risks and leverage exposure while expanding market share in targeted markets. We made strong progress towards these objectives, while at the same time taking a number of additional strategic measures, both on a Group level and in our two divisions, to continue the transformation of our business.
Credit Suisse also made progress towards resolving legacy issues. In February 2014, Credit Suisse announced that it reached a settlement with the US Securities and Exchange Commission (SEC) and agreed to pay USD 196 million for violations of US securities laws that centered on activities between 2002 and 2008. The investigation by the US Department of Justice (DOJ) in the US tax-related matter remains outstanding. Primarily due to an increase in the litigation provision held against this matter, Credit Suisse announced in April 2014 that it incurred an after-tax charge of CHF 468 million in respect of its preliminary full-year 2013 and fourth-quarter 2013 results. In March 2014, we announced that Credit Suisse reached an agreement with the Federal Housing Finance Agency (FHFA), as conservator for Fannie Mae and Freddie Mac. As a result of this settlement, we incurred an after-tax charge in respect of our preliminary fourth quarter and full-year 2013 results of CHF 275 million.
For the full-year of 2013, underlying* Core pre-tax income was CHF 5,745 million, up 15% from 2012, and the return on equity was 10%. Including significant items, such as certain litigation provisions recognized in the fourth quarter, as well as realignment costs and fair value losses on own debt due to the improvement in our own credit spreads, reported Core pre-tax income for the full year was CHF 3,504 million, compared to CHF 1,888 million in 2012, and the reported return on equity was 6%.
In October 2013, we created non-strategic units within our two divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and to shift resources to focus on our strategic businesses and growth initiatives. Under this new reporting structure, our strategic businesses reported Core pre-tax income of CHF 7,132 million for the full-year 2013. The return on equity of 13% for our strategic businesses in the full year 2013 demonstrates the strength of our core franchises within our two divisions. In addition, we showed continued cost discipline with compensation and benefits expense down 9% from 2012 for the Group and down 10% in Investment Banking.
Our result for the fourth quarter of 2013 reflects strong profitability in Private Banking & Wealth Management and a solid performance in the strategic businesses of Investment Banking, with particular strength in Equities and Underwriting. On an underlying* basis, Core pre-tax income for the quarter was CHF 1,256 million and return on equity was 8%. Reported Core pre-tax loss was CHF 466 million for the fourth quarter and return on equity was a negative 5%.

Strategic achievements in 2013
In 2013, we made significant progress in transforming our business to the changing environment through a number of strategic measures. We accelerated the shift of resources to focus on growth in high-returning businesses − particularly in Private Banking & Wealth Management by creating non-strategic units. This also represented an important step toward achieving a more balanced allocation of capital between our two divisions.
During the year, we made significant further progress in our efforts to address the “Too Big to Fail” topic. We largely completed the capital plan announced in July 2012 and ended the year with a Look-through Basel III CET1 ratio of 10.0%. At the same time, we further reduced leverage exposure and reported a Look-through Swiss Total Capital leverage ratio of 3.7% at year end. Based on our preliminary assessment, the Basel Committee’s revised guidelines on the calculation of the leverage ratio would increase our year-end 2013 ratio to around 4%, which would meet the 2019 Swiss requirement. We completed the exchange of CHF 3.8 billion of hybrid tier 1 notes into high-trigger capital instruments, successfully issued CHF 6 billion of low-trigger capital notes and are now just approximately CHF 3 billion away from meeting the Swiss 2019 progressive capital requirement. Furthermore, as part of our 2013 compensation structure, we introduced a similar instrument which aligns compensation incentives to the capital strength of the Group, as well as providing additional tier 1 benefits. In November 2013, we announced our program to evolve the Group’s legal entity structure, which is designed to both meet future requirements for global recovery and resolution planning and result in a substantially less complex and more efficient operating infrastructure in view of the new regulatory requirements.
In Private Banking & Wealth Management, we improved the profitability of our strategic businesses in 2013, also completing the integration of our former Private Banking and Asset Management divisions. The integrated Private Banking & Wealth Management division allows us to better manage the alignment of the products, advice and services that we deliver to our clients and is expected to further enhance the productivity and efficiency of our businesses. With this integrated value chain, we can support our highly scalable business model in Private Banking & Wealth Management, which is suited to the new regulatory environment. The pre-tax income in the strategic businesses of Asset Management increased 32% from 2012 to 2013, which underscores the strength of the ongoing business and its importance in profit generation within the Private Banking & Wealth Management franchise.
In 2013, we continued to reallocate resources to growth areas, with a particular focus on emerging markets businesses, our global ultra-high-net-worth individual (UHNWI) client franchise and on leveraging our strong market position in Switzerland. In 2013, net new assets from Wealth Management Clients were CHF 18.9 billion, with emerging markets growing at 8%, and continued strong growth in the UHNWI client segment. We also recorded CHF 15.0 billion in net new assets from Asset Management, reflecting significant inflows from higher-margin products, and we continued to see strong inflows of CHF 8.8 billion from the Corporate & Institutional Clients business.
During 2013, we continued to adapt our onshore client service model for Western Europe, adjusting capacity to meet client needs, efficiently managing costs across our businesses and improving our overall market position. We announced the sale of our domestic private banking business booked in Germany in December, while at the same time remaining highly committed to serving the German wealth management market.
We will remain focused on further improving the profitability of our Private Banking & Wealth Management businesses by delivering growth in emerging markets and continuing to adjust our capacity in mature markets to client needs.
In Investment Banking, we continued to see the benefit of our sustained market share positions across our high-returning businesses, combined with a reduced cost base and lower leverage and capital usage. In October 2013, we announced the restructuring of our Rates business, given the increasing focus of regulators on leverage exposures and in view of the fundamental changes in the Rates market. This step forms part of the evolution of our Investment Banking business model and is expected to provide us with a simplified and more capital-efficient business, with a focus on meeting client liquidity needs. In connection with this measure, we also announced the creation of a cross-asset Global Macro Products group, combining our Rates, Foreign Exchange and Commodities businesses into a single platform. This set-up offers clients a comprehensive approach across the macro asset classes and allows us to focus our resources on those areas and products that matter most to them.
We believe that our Investment Banking division, featuring a top-three Equities franchise, a strong and profitable Underwriting & Advisory business and a Fixed Income franchise focused on high-returning yield businesses, is well positioned to continue to serve our clients’ needs and deliver strong returns and profitability in 2014.

Performance of our businesses in the fourth quarter and the full-year 2013
In Private Banking & Wealth Management, we delivered pre-tax income of CHF 1,048 million for our strategic businesses in the fourth quarter of 2013 and a return on Basel III allocated capital of 34%. Pre-tax income for Private Banking & Wealth Management in the fourth quarter was CHF 424 million, taking into account litigation provisions of CHF 600 million in connection with the US tax matter, including in connection with the settlement with the SEC in February 2014 and an increase in litigation provisions relating to the ongoing DOJ investigation. Net revenues of CHF 3,429 million in the fourth quarter were higher compared to the prior quarter and last year’s fourth quarter, driven by stronger transaction- and performance-based revenues with robust performance fees and an increase in management fees in Asset Management. Total operating expenses increased, reflecting the higher litigation provisions.
For the full year, Private Banking & Wealth Management reported increased pre-tax income of CHF 3,627 million for its strategic businesses, mainly driven by the successful restructuring of Asset Management business and growth in emerging markets and in the Wealth Management Clients business. Pre-tax income for the full-year 2013 was CHF 3,240 million.
In Investment Banking, we delivered pre-tax income of CHF 468 million for our strategic businesses in the fourth quarter of 2013 and a return on Basel III allocated capital of 10%. Including an after-tax charge of CHF 275 million relating to the FHFA settlement in March 2014 recognized in the fourth quarter, Investment Banking reported a pre-tax loss of CHF 564 million. Net revenues of CHF 2,668 million increased compared to both the prior quarter and the fourth quarter of 2012. This increase reflected solid performance in the strategic businesses, with particular strength in our Equities, Credit and Underwriting franchises, and reduced revenue losses from the non-strategic unit, partially offset by lower Rates results. Total operating expenses increased compared to both the third quarter of 2013 and the fourth quarter of 2012, primarily driven by the higher litigation provisions.
For the full year, Investment Banking reported increased pre-tax income of CHF 3,853 million for its strategic business. Continued sustained market share positions across our high-returning businesses, combined with a reduced cost base and lower leverage and capital usage, helped us achieve a return on Basel III allocated capital of 19% for 2013. Reported pre-tax income for 2013 was CHF 1,719 million. Total compensation and benefit expense was 10% lower in 2013 than in 2012. Since the fourth quarter of 2012, we reduced Basel III risk-weighted assets by USD 11 billion to USD 176 billion. Business reductions of USD 27 billion in 2013 were partially offset by increases relating to methodology changes and parameter updates of CHF 10 billion and, in the fourth quarter, an operational risk-related add-on of USD 6 billion.
We are confident that the continued momentum we see in our strategic businesses, combined with the successful execution of the run-off of positions and losses in our non-strategic units, will allow us to achieve our targeted return on equity of 15% over the cycle.
Given the progress that we have made in executing our capital plan and in reducing leverage and risk-weighted asset usage while, at the same time, improving the operational efficiency of the bank, the Board of Directors will propose a cash distribution of CHF 0.70 per share to be paid out of reserves from capital contributions for the financial year 2013 at the annual general meeting of Credit Suisse Group on May 9, 2014. This is intended to provide a basis for future progression in our dividend payments as we continue to execute our strategy and resolve legacy issues.
We would like to thank our shareholders and clients for the trust they have placed in Credit Suisse and, in particular, our employees for their contribution to the success of our business.

Sincerely

Urs Rohner                        Brady W. Dougan

April 2014

* Underlying results are non-GAAP financial measures. For a reconciliation of our underlying results to the most directly comparable US GAAP measures, see the following table.

Reconciliation of underlying results
	Core pre-tax income					Net income attributable to shareholders
end of	4Q13	3Q13	4Q12	2013	2012	4Q13	3Q13	4Q12	2013	2012
Overview of significant items (CHF million)
Reported results	(529)	688	385	3,504	1,888	(476)	454	263	2,326	1,349
Reported return on equity	–	–	–	–	–	2.5%	4.3%	2.9%	5.7%	3.9%
Reconciling items
Fair value impact from movement in own credit spreads	202	163	376	315	2,939	169	143	304	261	2,261
Realignment costs	131	38	285	394	680	98	30	190	290	477
IT architecture simplification	69	40	0	128	0	57	31	0	103	0
Certain litigation provisions	1,365	0	227	1,365	363	1,038	0	134	1,038	230
Business disposals	6	(14)	37	9	(388)	19	(144)	27	(96)	(336)
Impairment and other losses	80	18	30	98	68	52	11	18	63	41
Gain on sale of real estate	(68)	0	(151)	(68)	(533)	(61)	0	(120)	(61)	(445)
UK deferred tax asset reduction	0	0	0	0	0	0	173	0	173	160
Underlying results	1,256	933	1,189	5,745	5,017	896	698	816	4,097	3,737
Underlying return on equity	–	–	–	–	–	8.3%	6.6%	8.7%	10.0%	10.4%

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. For Private Banking & Wealth Management’s strategic businesses, return on Basel III allocated capital is calculated using income after tax denominated in Swiss francs and assumes (i) a tax rate of 30% in 4Q13 and 29% in 2013; and (ii) that capital is allocated at 10% of average Basel III risk-weighted assets. For Investment Banking’s strategic businesses, return on Basel III allocated capital is calculated using income after tax denominated in US dollars and assumes (i) a tax rate of 30% in 4Q13 and 28% in 2013; and (ii) that capital is allocated at 10% of average Basel III risk-weighted assets.

Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss Total Capital leverage ratio is calculated as Swiss Total Capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.

All references to pre-tax income for Core results refer to income from continuing operations before taxes.

Financial Report 4Q13 – revised

Financial Report 4Q13 – revised
Explanation of revision
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

Explanation of revision

As announced on March 21, 2014, we entered into an agreement with the Federal Housing Finance Agency (FHFA) to end all claims in two pending securities lawsuits filed by the FHFA against Credit Suisse. As a result of this settlement, we increased our existing FHFA-related litigation provisions by CHF 467 million, resulting in an after tax charge of CHF 275 million in respect of our previously reported unaudited financial results for 4Q13 and 2013.
As announced on April 3, 2014, we updated our previously reported unaudited financial results for 4Q13 and 2013 to reflect additional after tax charges of CHF 468 million. These charges primarily reflect an increase in the litigation provision relating to the ongoing US Department of Justice investigation into the US tax-related matter, as well as other less significant adjustments for certain unrelated matters.
This revised 4Q13 Financial Report updates those financial results and related information to reflect these events and does not update or modify any other information contained in the report originally published on February 6, 2014 that does not relate to these events.
> Refer to “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.

Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance

Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 46,000 employees from approximately 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture diverse growth opportunities around the world. We serve our diverse clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management

Operating environment

Global economic activity remained robust in 4Q13. Equity markets ended the quarter stronger and volatility remained at low levels. Government bond yields remained stable. The performance of the US dollar against most major currencies was mixed in 4Q13.

Economic environment
The global economic environment was robust in 4Q13. The negative effects of a government shutdown in the US during October on US economic growth were limited. Leading indicators in the US remained at relatively high levels and improved further. Indicators for the labor and housing market in the US continued to show further strength. The mild recovery in the Eurozone continued, though there was a growing divergence between the accelerated growth in Germany and the weaker data in France towards the end of the year. In the emerging markets, China displayed further signs of growth stabilizing at robust levels, while business confidence in the manufacturing sectors of Russia and Brazil was more muted.
At its meeting in mid-December 2013, the US Federal Reserve (Fed) decided to reduce the pace of its monthly asset purchases from USD 85 billion to USD 75 billion effective as of January 2014. It also continued to signal its intent to keep the federal funds rate low for the foreseeable future. The European Central Bank (ECB) cut its main refinancing rate in early November in reaction to very low inflation rates in the Eurozone. In Latin America, central banks pursued diverging courses, with Mexico and Chile lowering rates and Brazil increasing them for the sixth time in 2013. In Asia, Indonesia and India raised rates further, while central banks in Eastern Europe left rates largely unchanged.
Global equity markets had positive returns in 4Q13. Developed markets, led by Japan, the US and Germany, continued to outperform emerging markets despite good performance from China and India (refer to the charts “Equity markets”). All global sectors had gains during the quarter. In general, the more cyclical sectors such as IT, industrials and consumer discretionary continued to outperform the global market reflecting the improved global growth outlook. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), continued at low levels for most of the quarter. Risk appetite increased and the Credit Suisse Hedge Fund Index increased 4.2% in 4Q13.

Benchmark bond yields moved slightly higher in 4Q13 (refer to the charts “Yield curves”). The US debt ceiling debate in October temporarily increased market uncertainties and kept bond yields lower; however, once an agreement on the debt ceiling was reached, improving economic data helped to push global benchmark bond yields higher again. With the global improvement of macroeconomic indicators and a supportive liquidity market, credit markets posted a good performance in 4Q13 (refer to the chart “Credit spreads”). Emerging market sovereign bonds were more volatile, especially in local currency, mainly as a result of exchange rate volatility.
US dollar performance in 4Q13 against most major currencies was mixed. The euro, Swiss franc and British pound appreciated against the US dollar, helped by signs of economic recovery in Europe. However, commodity currencies such as the Australian and Canadian dollars weakened, as growth in both countries remained weak. The Japanese yen continued to weaken against the US dollar as higher US interest rates provided the US dollar with support. Currencies of certain emerging market economies, such as the Brazilian real, the South African rand and the Turkish lira weakened. The Chinese yuan continued its strengthening trend against the US dollar.
Commodity markets were mixed in 4Q13. In the first half of the quarter, commodity prices declined, partly driven by seasonality and higher bond yields. In the second half, the overall commodity index recovered, driven by oil and gas markets as well as industrial metals which benefited from recovering economic growth and strengthening demand. In contrast, gold prices declined during November and December as concerns about the Fed’s tapering of future asset purchases resulted in further investment outflows.

Market volumes (growth in %)
	Global		Europe
end of 4Q13	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	11	11	13	17
Announced mergers and acquisitions [2]	(9)	(13)	(9)	(24)
Completed mergers and acquisitions [2]	16	(10)	(9)	2
Equity underwriting [2]	62	60	244	91
Debt underwriting [2]	(4)	(17)	16	5
Syndicated lending - investment grade [2,3]	6	14	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ.
2 Dealogic.
3 2013 vs 2012.

Sector environment
After outperforming the broader market in the beginning of the quarter, European bank stocks increased 8% in 4Q13, in line with global equity markets as measured by the MSCI World index, while North American bank stocks increased 9% (refer to the charts “Equity Markets”).
In private banking, clients maintained a cautious investment stance, with cash deposits remaining high despite the low interest rates. The low interest rate environment continued to adversely impact earnings. Although the Swiss National Bank (SNB) reiterated concerns about the build-up of imbalances in mortgage and real estate markets in Switzerland, Swiss mortgage rates remained at low levels. Overall the wealth management sector continued to adapt to further industry-specific regulatory changes.
For investment banking, global equity trading volumes increased compared to 3Q13, driven by higher volumes across European and US cash equities and equity derivatives. Compared to 4Q12, volumes were higher across European cash equities, but weaker across US cash equities and equity derivatives. Global announced mergers and acquisitions (M&A) volumes decreased compared to 3Q13 and 4Q12 as the pace of new announcements decreased in December. Global completed M&A volumes increased compared to 3Q13 and remained stable versus 4Q12. Global equity underwriting volumes increased significantly versus both 3Q13 and 4Q12, driven by increased initial public offering (IPO) issuance activity levels. Global debt underwriting volumes decreased compared to both 3Q13 and 4Q12. US fixed income volumes decreased compared to 3Q13 with lower corporate and mortgage-backed volumes partially offset by higher volumes of federal agency and stable treasuries. Compared to 4Q12, weaker federal agency and mortgage-backed volumes were partially offset by higher volumes of treasuries and corporates.

Credit Suisse

In 4Q13, we recorded a net loss attributable to shareholders of CHF 476 million. Diluted loss per share was CHF (0.37) and return on equity attributable to shareholders was (4.5)%. For 2013, we had net income attributable to shareholders of CHF 2,326 million and return on equity attributable to shareholders was 5.7%, up from 3.9% in 2012.
As of the end of 4Q13, our CET1 ratio under Basel III was 15.7% and 10.0% on a look-through basis. Our risk-weighted assets increased slightly compared to 3Q13 to CHF 273.8 billion.

Results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	6,139	5,676	5,706	8	8	25,856	23,611	10
Provision for credit losses	53	41	70	29	(24)	167	170	(2)
Compensation and benefits	2,807	2,532	2,649	11	6	11,256	12,303	(9)
General and administrative expenses	3,223	1,771	2,106	82	53	8,599	7,246	19
Commission expenses	389	422	433	(8)	(10)	1,738	1,702	2
Total other operating expenses	3,612	2,193	2,539	65	42	10,337	8,948	16
Total operating expenses	6,419	4,725	5,188	36	24	21,593	21,251	2
Income/(loss) from continuing operations before taxes	(333)	910	448	–	–	4,096	2,190	87
Income tax expense/(benefit)	(63)	368	85	–	–	1,276	465	174
Income/(loss) from continuing operations	(270)	542	363	–	–	2,820	1,725	63
Income/(loss) from discontinued operations	(2)	150	(31)	–	(94)	145	(40)	–
Net income/(loss)	(272)	692	332	–	–	2,965	1,685	76
Net income attributable to noncontrolling interests	204	238	69	(14)	196	639	336	90
Net income/(loss) attributable to shareholders	(476)	454	263	–	–	2,326	1,349	72
of which from continuing operations	(474)	304	294	–	–	2,181	1,389	57
of which from discontinued operations	(2)	150	(31)	–	(94)	145	(40)	–
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(0.37)	0.17	0.11	–	–	1.14	0.82	39
Basic earnings/(loss) per share	(0.37)	0.26	0.09	–	–	1.22	0.79	54
Diluted earnings/(loss) per share from continuing operations	(0.37)	0.17	0.11	–	–	1.14	0.82	39
Diluted earnings/(loss) per share	(0.37)	0.26	0.09	–	–	1.22	0.79	54
Return on equity (%, annualized)
Return on equity attributable to shareholders	(4.5)	4.3	2.9	–	–	5.7	3.9	–
Return on tangible equity attributable to shareholders [1]	(5.6)	5.4	3.9	–	–	7.2	5.2	–
Number of employees (full-time equivalents)
Number of employees	46,000	46,400	47,400	(1)	(3)	46,000	47,400	(3)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12
Statements of operations (CHF million)
Net revenues	5,920	5,449	5,627	219	227	79	6,139	5,676	5,706
Provision for credit losses	53	41	70	0	0	0	53	41	70
Compensation and benefits	2,788	2,529	2,634	19	3	15	2,807	2,532	2,649
General and administrative expenses	3,219	1,769	2,105	4	2	1	3,223	1,771	2,106
Commission expenses	389	422	433	0	0	0	389	422	433
Total other operating expenses	3,608	2,191	2,538	4	2	1	3,612	2,193	2,539
Total operating expenses	6,396	4,720	5,172	23	5	16	6,419	4,725	5,188
Income/(loss) from continuing operations before taxes	(529)	688	385	196	222	63	(333)	910	448
Income tax expense/(benefit)	(63)	368	85	0	0	0	(63)	368	85
Income/(loss) from continuing operations	(466)	320	300	196	222	63	(270)	542	363
Income/(loss) from discontinued operations	(2)	150	(31)	0	0	0	(2)	150	(31)
Net income/(loss)	(468)	470	269	196	222	63	(272)	692	332
Net income attributable to noncontrolling interests	8	16	6	196	222	63	204	238	69
Net income/(loss) attributable to shareholders	(476)	454	263	–	–	–	(476)	454	263
of which from continuing operations	(474)	304	294	–	–	–	(474)	304	294
of which from discontinued operations	(2)	150	(31)	–	–	–	(2)	150	(31)
Statement of operations metrics (%)
Cost/income ratio	108.0	86.6	91.9	–	–	–	104.6	83.2	90.9
Pre-tax income margin	(8.9)	12.6	6.8	–	–	–	(5.4)	16.0	7.9
Effective tax rate	11.9	53.5	22.1	–	–	–	18.9	40.4	19.0
Net income margin [1]	(8.0)	8.3	4.7	–	–	–	(7.8)	8.0	4.6
1 Based on amounts attributable to shareholders.

Information and developments
Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our calculations of 4Q12 capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
References to Swiss leverage exposure refer to the aggregate of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons.
> Refer to “Swiss leverage ratio” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Capital metrics under Swiss requirements for further information.

Beginning in 1Q13, assets within the Private Banking & Wealth Management and Investment Banking segments exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.

Strategic development of our businesses
In 4Q13, we created non-strategic units within our Investment Banking and Private Banking & Wealth Management divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on our strategic businesses and growth initiatives. The results are disclosed separately within the divisional results and we have implemented a governance structure to accelerate position and expense reductions. We believe this new reporting structure, which clearly delineates between strategic and non-strategic results, enhances the transparency of our financial disclosures while providing increased focus on our strategic businesses within the business divisions and on the Group level. Prior periods have been restated to conform to the current presentation.
We decided to retain these non-strategic units within the divisions, rather than establishing a single non-strategic unit, so as to benefit from senior management’s expertise and focus. The non-strategic units have separate management within each division and a clear governance structure through the establishment of a Non-Strategic Oversight Board. As a result, we expect that the establishment of these non-strategic units will drive further reductions in Swiss leverage exposure and risk-weighted assets. It is also expected to free up capital for future growth in Private Banking & Wealth Management, accelerating a move towards a more balanced capital allocation between Investment Banking and Private Banking & Wealth Management, and to allow us to return capital to our shareholders.

Non-strategic activities and positions are defined as:

– activities with significant capital absorption under new regulations and returns below expectations;
– activities with significant leverage exposures identified for de-risking;
– activities no longer feasible or economically attractive under emerging regulatory frameworks;
– assets and liabilities of business activities we are winding down;
– infrastructure associated with activities deemed non-strategic or redundant; and
– other items reported in the Corporate Center, which we do not consider representative of our core performance.

In Private Banking & Wealth Management, we established a non-strategic unit which includes positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the US tax matter, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products.
In Investment Banking, we transferred into the divisional non-strategic unit our fixed income wind-down portfolio, legacy rates business, primarily capital instruments that are not compliant with the Basel III capital framework and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
In the Corporate Center, we separately present non-strategic items, which we do not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at fair value, certain business realignment costs and IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit. Corporate Center items previously disclosed as adjustments from our reported to underlying results are now presented as non-strategic items, with the exception of business divisions’ non-strategic realignment costs, which beginning 4Q13 are reported directly in the relevant divisional non-strategic unit. Strategic business division realignment costs will continue to be reported in the Corporate Center.

Discontinued operations
The Private Banking & Wealth Management division completed the sale of our Customized Fund Investment Group (CFIG) business in January 2014, and in 4Q13 announced the sale of our domestic private banking business booked in Germany to ABN AMRO, which is expected to close in the course of 2014. These transactions qualify for discontinued operations treatment in 4Q13 under US generally accepted principles (US GAAP), and revenues and expenses of these businesses and the relevant gains on disposal are classified as discontinued operations in the Group’s consolidated statements of operations. In the Private Banking & Wealth Management segment, the gains and expenses related to the business disposals are included in the segment’s non-strategic results. The reclassification of the revenues and expenses from the segment results to discontinued operations for reporting at the Group level is effected through the Corporate Center. Prior periods for the Group’s results have been restated to conform to the current presentation.

Significant litigation matters in 2013
On March 21, 2014, we entered into an agreement with the Federal Housing Finance Agency (FHFA) to settle litigation claims related to the sale of approximately USD 16.6 billion of residential mortgage-backed securities between 2005 and 2007. Under the terms of the agreement, we will pay USD 885 million to resolve all claims in two pending securities lawsuits filed by the FHFA against us.
For 2013, we recorded litigation provisions of CHF 600 million in our Private Banking & Wealth Management division in connection with the US tax matter, where we continue to work towards a resolution, including CHF 175 million in connection with the settlement with the SEC in February 2014.
> Refer to “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information on litigation.

Board of Directors and Management changes
As of December 31, 2013, Tobias Guldimann stepped down from the Executive Board and his position as Chief Risk Officer. Effective January 1, 2014, Joachim Oechslin assumed the role of Chief Risk Officer and joined the Executive Board.

Capital distribution proposal
At the Annual General Meeting on May 9, 2014, the Board of Directors will propose a cash distribution of CHF 0.70 per share to be paid out of reserves from capital contributions for the financial year 2013. The distribution out of reserves from capital contributions will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment.

Evolution of legal entity structure
Since 2012, we have been developing a program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements. This has been prepared in discussion with our primary regulator Swiss Financial Market Supervisory Authority FINMA (FINMA) and will address regulations in Switzerland, the US and the UK with respect to future requirements for global recovery and resolution planning by systemically important banks such as Credit Suisse that will facilitate resolution of an institution in the event of a failure. We expect these changes will result in a substantially less complex and more efficient operating infrastructure for the Group. Furthermore, Swiss banking law provides for the possibility of a limited reduction in capital requirements in the event of an improvement in resolvability which this program intends to deliver.
The key components of the program are:

– in Switzerland we plan to create a subsidiary for our Swiss-booked business (primarily wealth management, retail and corporate and institutional clients as well as the product and sales hub in Switzerland);
– our UK operations will remain the hub of our European investment banking business and we are planning that our two principal UK operating subsidiaries will be consolidated into a single subsidiary. The program will look to align non-European business to the appropriate entities in the Americas and in Asia Pacific;
– in the US, our existing broker-dealer subsidiary is planned to remain a subsidiary of our existing US holding company. The holding company will hold its US-based operating businesses and be subject to the Fed final rules for supervision of foreign banking operations in the US. Additionally, subject to US regulatory approvals, our US derivatives business, currently booked in one of the above noted UK operating subsidiaries, is anticipated to be transferred to the existing US broker-dealer;
– we intend to create a separately capitalized global infrastructure legal entity in Switzerland and a US subsidiary of the above noted US holding company. In principle, these will include all Shared Services functions; and
– once the legal framework is finalized, we plan to issue bail-in eligible debt out of the existing Group holding company to enable a single point of entry bail-in resolution strategy.

The program has been approved by the Board of Directors of the Group, but is subject to final approval by FINMA. Implementation of the program is underway, with a number of key components expected to be implemented from mid-2015.

Allocations and funding
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements, which aim to reflect the pricing structure of unrelated third-party transactions, govern the compensation received by one segment for generating revenue or providing services on behalf of another. Corporate services and business support are provided by the Shared Services area and these costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
We centrally manage our funding activities, with new securities for funding and capital purposes issued primarily by the Bank which lends funds to our operating subsidiaries and affiliates. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record net revenues and expenses relating to this funding in each of the segments, and our businesses are also credited to the extent they provide long-term stable funding.
> Refer to “Allocations and funding” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2012 for further information.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 4Q13, 47% and 33% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 0.1 billion during 4Q13, primarily due to a decrease in other investments and loans held-for-sale, partially offset by an increase in loans. The decrease in other investments primarily reflected net sales partially offset by realized and unrealized gains. The decrease in loans held-for-sale primarily reflected net sales and net settlements. The increase in loans primarily reflected net issuances.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 29.8 billion, compared to CHF 29.2 billion as of the end of 3Q13. As of the end of 4Q13, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, compared to 3% and 7%, respectively, as of the end of 3Q13.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
In October 2013, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation issued a proposed rule to introduce the Basel III liquidity coverage ratio (LCR) in the US, applicable to certain large US banking organizations. The US LCR proposal is generally consistent with the LCR published by the BCBS in January 2013, but it is stricter in certain respects and would be phased in between January 1, 2015 and January 1, 2017. If Credit Suisse is required to form an intermediate holding company under the Fed’s proposed rules for foreign banking organizations, it might be required to comply with the US LCR proposal.
On November 14, 2013, staff of the US Commodity Futures Trading Commission (CFTC) published an advisory stating that CFTC “transaction-level” requirements, such as mandatory clearing, mandatory exchange trading, real-time public reporting and external business conduct, apply to a swap between a non-US swap dealer, such as Credit Suisse International (CSI) or Credit Suisse Securities Europe Limited (CSSEL), and another non-US person if the swap is arranged, negotiated or executed by US personnel or agents of the non-US swap dealer. This advisory is currently scheduled to go into effect on September 15, 2014, and the CFTC has requested public comments on it. If this advisory is not rescinded or modified, it could result in some market disruption and impose significant compliance costs on CSI and CSSEL. In light of this advisory, on December 4, 2013, several US financial trade associations filed a lawsuit in the US District Court for the District of Columbia challenging the advisory and the CFTC’s July 2013 guidance regarding the cross-border application of its swaps rules. The lawsuit asks the court to vacate the July 2013 guidance and enjoin the CFTC from enforcing its rules outside the US. Depending on the outcome of this lawsuit, the extent to which CSI and CSSEL are subject to CFTC rules may differ significantly from the framework currently applicable under the CFTC’s guidance. We are monitoring the progress of the lawsuit and assessing our contingency plans for the different scenarios that could result from it.
On November 20, 2013, the Swiss Federal Council approved the final Ordinance Against Excessive Compensation (Compensation Ordinance). The Compensation Ordinance came into effect on January 1, 2014 and implements key elements of the so-called “Minder Initiative”. It imposes restrictions and requirements on board and executive compensation for Swiss public companies, implements criminal sanctions in certain cases of intentional noncompliance and is generally intended to strengthen shareholder rights. Specifically, the board members, board chairperson and the compensation committee members must now be directly elected by shareholders annually, for the first time at the annual general meeting in 2014.
On December 10, 2013, US regulators released the final version of the so-called “Volcker Rule”, which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds and to engage in certain types of proprietary trading. The final rule extended the end of the conformance period for the Volcker Rule until July 21, 2015 (with the possibility of extensions under certain circumstances), by which time financial institutions subject to the rule must bring their activities and investments into compliance. We are analyzing the final rule, assessing how it affects our businesses, and re-initiating an implementation program to come into compliance.
On December 11, 2013, the European Parliament reached a political agreement with the European Council Presidency on a legislative proposal for a directive establishing a framework for the recovery and resolution of credit institutions and investment firms, known as the Bank Recovery and Resolution Directive. The framework will give national regulators wide-ranging powers (notably new bail-in powers) to intervene where an entity is likely to fail in order to avoid adverse effects on wider financial stability. It is anticipated that the Bank Recovery and Resolution Directive will enter into force on January 1, 2015 and the bail-in powers will become effective on January 1, 2016 at the latest. Our EU subsidiaries will be affected to varying degrees.
On December 13, 2013, the Swiss Federal Council launched a consultation process for a new act to be named Financial Market Infrastructure Act (FMIA). The core purpose of the FMIA is to adjust Swiss regulation of financial market infrastructure and derivatives trading to market developments and international requirements, in particular the regulation on over-the-counter (OTC) Derivatives, Central Counterparties and Trade Repositories (also known as the European Market Infrastructure Regulation, or EMIR) of the EU. In addition, it proposes to amend the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), seeking to subject parent companies of financial groups or conglomerates and certain unregulated companies of the group domiciled in Switzerland to the Swiss resolution regime that applies to banks. If enacted, Credit Suisse Group would, and certain of its unregulated subsidiaries could, become subject to the Swiss bank resolution regime and the resolution authority of FINMA. The consultation process on FMIA is scheduled to run until March 31, 2014.
On December 18, 2013, the UK Financial Services Act 2013 (Banking Reform Act) was enacted. The Banking Reform Act provides for the creation of a “retail ring-fence” that will prohibit large retail deposit banks from engaging in a broad range of investment and other banking activities in the same entity. However, it is expected that our Private Banking & Wealth Management business in the UK may benefit from the de minimis exemption from the retail ring-fence requirements which is anticipated to exclude certain banks holding core deposits of below £25 billion. The Banking Reform Act also introduces certain other reforms, including requirements for primary loss absorbing capacity in order to facilitate the use of the new bail-in tool, which is itself introduced by the Banking Reform Act. The Banking Reform Act will also establish a more stringent regulatory regime for certain senior personnel of the bank, as well as create a new criminal offense for reckless mismanagement in the banking industry. Secondary legislation to fully implement the Banking Reform Act is expected to be completed by May 2015. The governance rules and the bail-in tool will impact our UK entities, such as CSI and CSSEL.
On December 18, 2013, the Swiss Federal Council adopted the mandate for negotiations regarding a revision of the taxation of savings agreement between the EU and Switzerland. The envisaged revision should bring the agreement in line with the planned revision of the EU Savings Directive and close current perceived gaps. Switzerland and the EU have officially started negotiations on January 17, 2014.
On December 20, 2013, the CFTC made comparability determinations for some swap dealer entity-level and transaction-level requirements for certain jurisdictions, including the EU. As a result of these determinations, CSI and CSSEL may comply with local EU rules in lieu of certain CFTC requirements regarding risk management, internal controls, chief compliance officer duties and reports, recordkeeping, swap confirmations, portfolio reconciliation and compression, and swap valuation. In addition, the CFTC issued two no-action letters deferring certain CFTC requirements, most notably with respect to trade reporting for swaps with non-US persons, thereby allowing the CFTC more time to consider the comparability of similar rules in other jurisdictions. If the CFTC does not ultimately grant substituted compliance for reporting of swaps with non-US persons, CSI and CSSEL could incur significant operational costs and may lose swap business from non-US clients who do not wish for their trades to be reported to US regulators.
On January 14, 2014, the European Commission, Parliament and Council reached a political agreement on a revised EU Markets in Financial Instruments Directive (MiFID II) and related regulation (MiFIR), which are likely to be enacted in 1Q14. It is expected that the provisions thereof will have to be implemented in the member states and come into effect during the second half of 2016.  Although the final text has not yet been published, the European Commission announced that an agreement has been reached to introduce an EU harmonized regime for the cross-border provision of investment services to professional and eligible counterparties in the EU. This new regime for granting access to EU markets for financial services providers based in third countries, including Switzerland, would be based on the positive equivalence determination of the relevant third country jurisdiction by the European Commission and allow for an EU wide passport when providing professional services. Third country financial services providers would be able to continue to provide services and activities to such clients in member states in accordance with national regimes over a transitional period of three years and then pending European Commission’s equivalence decisions.
On January 16, 22 and 27, 2014, specified types of interest rate swaps and index credit default swaps (CDS) were deemed “made available to trade” by CFTC-registered swap execution facilities (SEFs). As a result, effective 30 days after those determinations, those types of swaps must be executed on a SEF or designated contract market, unless an exception or exemption applies. It is possible that certain classes of market participants, including some clients of Credit Suisse, will not be prepared to satisfy this requirement, which could result in market disruption and a loss of swap trading revenue for Credit Suisse.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2012 for further information.
> Refer to “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory capital framework and “Liquidity and funding management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Core Results

In 4Q13, we recorded a net loss attributable to shareholders of CHF 476 million. Net revenues were CHF 5,920 million and total operating expenses were CHF 6,396 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 1,448 million and in our non-strategic businesses we reported a loss from continuing operations before taxes of CHF 1,977 million in 4Q13.

Core Results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net interest income	1,742	1,919	1,930	(9)	(10)	8,100	7,126	14
Commissions and fees	3,430	3,021	3,461	14	(1)	13,249	12,751	4
Trading revenues	287	273	(155)	5	–	2,750	1,162	137
Other revenues	461	236	391	95	18	1,118	2,212	(49)
Net revenues	5,920	5,449	5,627	9	5	25,217	23,251	8
of which strategic results	6,038	5,692	6,083	6	(1)	25,543	25,493	0
of which non-strategic results	(118)	(243)	(456)	(51)	(74)	(326)	(2,242)	(85)
Provision for credit losses	53	41	70	29	(24)	167	170	(2)
Compensation and benefits	2,788	2,529	2,634	10	6	11,221	12,267	(9)
General and administrative expenses	3,219	1,769	2,105	82	53	8,587	7,224	19
Commission expenses	389	422	433	(8)	(10)	1,738	1,702	2
Total other operating expenses	3,608	2,191	2,538	65	42	10,325	8,926	16
Total operating expenses	6,396	4,720	5,172	36	24	21,546	21,193	2
of which strategic results	4,554	4,282	4,342	6	5	18,316	19,099	(4)
of which non-strategic results	1,842	438	830	321	122	3,230	2,094	54
Income/(loss) from continuing operations before taxes	(529)	688	385	–	–	3,504	1,888	86
of which strategic results	1,448	1,390	1,691	4	(14)	7,132	6,267	14
of which non-strategic results	(1,977)	(702)	(1,306)	182	51	(3,628)	(4,379)	(17)
Income tax expense/(benefit)	(63)	368	85	–	–	1,276	465	174
Income/(loss) from continuing operations	(466)	320	300	–	–	2,228	1,423	57
Income/(loss) from discontinued operations	(2)	150	(31)	–	(94)	145	(40)	–
Net income/(loss)	(468)	470	269	–	–	2,373	1,383	72
Net income attributable to noncontrolling interests	8	16	6	(50)	33	47	34	38
Net income/(loss) attributable to shareholders	(476)	454	263	–	–	2,326	1,349	72
of which strategic results	1,062	969	1,279	10	(17)	5,065	4,796	6
of which non-strategic results	(1,538)	(515)	(1,016)	199	51	(2,739)	(3,447)	(21)
Statement of operations metrics (%)
Return on Basel III capital [1]	–	7.1	3.9	–	–	9.2	4.6	–
Cost/income ratio	108.0	86.6	91.9	–	–	85.4	91.1	–
Pre-tax income margin	(8.9)	12.6	6.8	–	–	13.9	8.1	–
Effective tax rate	11.9	53.5	22.1	–	–	36.4	24.6	–
Net income margin [2]	(8.0)	8.3	4.7	–	–	9.2	5.8	–
Number of employees (full-time equivalents)
Number of employees	46,000	46,400	47,400	(1)	(3)	46,000	47,400	(3)
1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q13 and 3Q13, 27% in 2013, 25% in 4Q12 and 2012 and capital allocated at 10% of average risk-weighted assets.
2 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12
Statements of operations (CHF million)
Net revenues	6,038	5,692	6,083	(118)	(243)	(456)	5,920	5,449	5,627
Provision for credit losses	36	20	50	17	21	20	53	41	70
Compensation and benefits	2,599	2,376	2,328	189	153	306	2,788	2,529	2,634
Total other operating expenses	1,955	1,906	2,014	1,653	285	524	3,608	2,191	2,538
Total operating expenses	4,554	4,282	4,342	1,842	438	830	6,396	4,720	5,172
Income/(loss) from continuing operations before taxes	1,448	1,390	1,691	(1,977)	(702)	(1,306)	(529)	688	385
Income tax expense/(benefit)	378	405	406	(441)	(37)	(321)	(63)	368	85
Income/(loss) from continuing operations	1,070	985	1,285	(1,536)	(665)	(985)	(466)	320	300
Income/(loss) from discontinued operations	0	0	0	(2)	150	(31)	(2)	150	(31)
Net income/(loss)	1,070	985	1,285	(1,538)	(515)	(1,016)	(468)	470	269
Net income attributable to noncontrolling interests	8	16	6	0	0	0	8	16	6
Net income/(loss) attributable to shareholders	1,062	969	1,279	(1,538)	(515)	(1,016)	(476)	454	263
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	242,475	236,895	255,130	23,628	24,161	28,980	266,103	261,056	284,110
Total assets	821,207	838,098	862,101	47,975	52,971	58,073	869,182	891,069	920,174
Swiss leverage exposure	1,031,316	1,076,039	–	99,289	107,509	–	1,130,605	1,183,548	–
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Results overview
Core Results net revenues of CHF 5,920 million increased 5% compared to 4Q12.
In our strategic businesses, net revenues were stable at CHF 6,038 million compared to 4Q12 with stable net revenues in Private Banking & Wealth Management, reflecting higher transaction- and performance based revenues and higher recurring commissions and fees, offset by lower other revenues and lower net interest income. A decrease in Investment Banking was driven by lower client trading activity in the fixed income business and lower advisory results, partially offset by increased revenues from our equity sales and trading and equity underwriting businesses.
In our non-strategic businesses, net revenue losses of CHF 118 million in 4Q13 improved from net revenue losses of CHF 456 million in 4Q12. Improved results in Investment Banking were driven by portfolio valuation gains, particularly in our legacy fixed income wind-down portfolio, reflecting various portfolio management measures, while improved results in Corporate Center were primarily due to lower fair value losses from movements in own credit spreads in 4Q13. An increase in Private Banking & Wealth Management reflected higher investment-related gains partially offset by lower revenues resulting from the sale of businesses.
> Refer to “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” for further information.

Provision for credit losses of CHF 53 million in 4Q13 primarily reflected net provisions of CHF 44 million in Private Banking & Wealth Management and CHF 8 million in Investment Banking.
Total operating expenses of CHF 6,396 million were up 24% compared to 4Q12, primarily reflecting 53% higher general and administrative expenses and 6% higher compensation and benefits. In strategic businesses, total operating expenses of CHF 4,554 million increased 5% from 4Q12, mainly reflecting higher compensation and benefits, driven by higher discretionary performance-related compensation expense due to variable compensation accruals, reflecting 2013 full-year results, and higher fee-based revenues. In non-strategic businesses total operating expenses of CHF 1,842 million increased 122% from 4Q12, primarily reflecting higher general and administrative expenses, partially offset by a decrease in compensation and benefits. The increase in general and administrative expenses was primarily due to significantly higher litigation provisions in 4Q13. We recorded provisions of CHF 806 million in connection with mortgage-related matters, including in connection with the agreement with the Federal Housing Finance Agency (FHFA) on March 21, 2014 to settle certain litigation relating to mortgage-backed securities, and CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014.
> Refer to “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information on litigation.

Core Results reporting by region
	in			% change		in		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Net revenues (CHF million)
Switzerland	1,735	1,839	1,783	(6)	(3)	7,224	7,400	(2)
EMEA	1,225	1,303	1,340	(6)	(9)	6,180	6,737	(8)
Americas	2,457	2,129	2,349	15	5	9,567	9,507	1
Asia Pacific	680	597	506	14	34	3,036	2,388	27
Corporate Center	(177)	(419)	(351)	(58)	(50)	(790)	(2,781)	(72)
Net revenues	5,920	5,449	5,627	9	5	25,217	23,251	8
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	534	673	572	(21)	(7)	2,463	2,544	(3)
EMEA	(174)	38	(9)	–	–	641	872	(26)
Americas	(625)	468	725	–	–	1,085	2,512	(57)
Asia Pacific	125	68	(79)	84	–	770	(151)	–
Corporate Center	(389)	(559)	(824)	(30)	(53)	(1,455)	(3,889)	(63)
Income/(loss) from continuing operations before taxes	(529)	688	385	–	–	3,504	1,888	86
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Income tax benefit of CHF 63 million recorded in 4Q13 included the impact of the geographical mix of results, an income tax benefit of CHF 367 million relating to tax deductions arising from participation valuations and the re-measurement of existing deferred tax assets on net operating losses due to changes in forecasted earnings, partially offset by a tax charge of CHF 278 million relating to a valuation allowance recognized on existing deferred tax assets in respect of one of the Group’s entities in the UK. Overall, net deferred tax assets decreased CHF 148 million to CHF 5,791 million as of the end of 4Q13 compared to 3Q13. Deferred tax assets on net operating losses decreased by CHF 227 million to CHF 1,380 million during 4Q13. The Core Results effective tax rate was 11.9% in 4Q13, compared to 53.5% in 3Q13.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

For the full year 2013, net income attributable to shareholders was CHF 2,326 million, up 72% compared to 2012. Net revenues were CHF 25,217 million, up 8% compared to 2012.
Strategic net revenues were stable at CHF 25,543 million compared to 2012 with stable net revenues for Private Banking & Wealth Management, reflecting higher transaction- and performance-based revenues and higher recurring commissions and fees offset by lower net interest income and other revenues. Strategic net revenues for Investment Banking were slightly lower, reflecting decreased revenues in fixed income sales and trading and advisory revenues, partially offset by increased revenues in equity sales and trading and debt and equity underwriting.
In our non-strategic businesses, net revenue losses of CHF 326 million in 2013 improved from net revenue losses of CHF 2,242 million in 2012. An improvement in Corporate Center mainly reflected fair value losses of CHF 315 million from movements in own credit spreads in 2013 compared to fair value losses from movements in own credit spreads of CHF 2,939 million in 2012. Improved results in Investment Banking were driven by portfolio valuation gains and lower funding costs, while a decrease in Private Banking & Wealth Management was due to lower recurring commissions and fees and lower transaction- and performance-based revenues, reflecting the impact of sales of non-strategic businesses during the course of the year.
Provision for credit losses decreased 2%, reflecting decreases in Private Banking & Wealth Management that were partly offset by increases in Investment Banking.
Compensation and benefits decreased 9%, due to lower discretionary performance-related compensation expense and lower salary expense, reflecting lower headcount. General and administrative expenses increased 19%, reflecting substantially higher litigation provisions in Investment Banking and Private Banking & Wealth Management.

Overview of Core Results
	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results					[1]	of which strategic results						of which non-strategic results
in / end of period	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13		3Q13		4Q12		4Q13		3Q13		4Q12		4Q13	3Q13	4Q12
Statements of operations (CHF million)
Net revenues	3,429	3,316	3,314	2,668	2,552	2,664	(177)	(419)	(351)	5,920		5,449		5,627		6,038		5,692		6,083		(118)	(243)	(456)
Provision for credit losses	44	34	68	8	7	2	1	0	0	53		41		70		36		20		50		17	21	20
Compensation and benefits	1,314	1,285	1,293	1,355	1,129	1,172	119	115	169	2,788		2,529		2,634		2,599		2,376		2,328		189	153	306
General and administrative expenses	1,443	787	849	1,667	961	941	109	21	315	3,219		1,769		2,105		1,583		1,494		1,614		1,636	275	491
Commission expenses	204	192	193	202	226	251	(17)	4	(11)	389		422		433		372		412		400		17	10	33
Total other operating expenses	1,647	979	1,042	1,869	1,187	1,192	92	25	304	3,608		2,191		2,538		1,955		1,906		2,014		1,653	285	524
Total operating expenses	2,961	2,264	2,335	3,224	2,316	2,364	211	140	473	6,396		4,720		5,172		4,554		4,282		4,342		1,842	438	830
Income/(loss) from continuing operations before taxes	424	1,018	911	(564)	229	298	(389)	(559)	(824)	(529)		688		385		1,448		1,390		1,691		(1,977)	(702)	(1,306)
Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	(63)		368		85		378		405		406		(441)	(37)	(321)
Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	(466)		320		300		1,070		985		1,285		(1,536)	(665)	(985)
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	(2)		150		(31)		0		0		0		(2)	150	(31)
Net income/(loss)	–	–	–	–	–	–	–	–	–	(468)		470		269		1,070		985		1,285		(1,538)	(515)	(1,016)
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	8		16		6		8		16		6		0	0	0
Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	(476)		454		263		1,062		969		1,279		(1,538)	(515)	(1,016)
Statement of operations metrics (%)
Return on Basel III capital	12.7	30.0	28.0	–	4.0	5.1	–	–	–	–	[2]	7.1	[2]	3.9	[2]	16.9	[2]	15.8	[2]	19.2	[2]	–	–	–
Cost/income ratio	86.4	68.3	70.5	120.8	90.8	88.7	–	–	–	108.0		86.6		91.9		75.4		75.2		71.4		–	–	–
Pre-tax income margin	12.4	30.7	27.5	(21.1)	9.0	11.2	–	–	–	(8.9)		12.6		6.8		24.0		24.4		27.8		–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	11.9		53.5		22.1		26.1		29.1		24.0		–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	(8.0)		8.3		4.7		17.6		17.0		21.0		–	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [3]	94,395	92,434	96,009	156,402	152,638	171,511	15,306	15,984	16,590	266,103		261,056		284,110		242,475		236,895		255,130		23,628	24,161	28,980
Total assets	279,139	275,421	275,683	502,799	528,762	563,758	87,244	86,886	80,733	869,182		891,069		920,174		821,207		838,098		862,101		47,975	52,971	58,073
Swiss leverage exposure	324,483	323,092	–	722,500	781,225	–	83,622	79,231	–	1,130,605		1,183,548		–		1,031,316		1,076,039		–		99,289	107,509	–
Net loans	215,713	214,095	207,702	31,319	31,115	34,501	22	22	20	247,054		245,232		242,223		–		–		–		–	–	–
Goodwill	2,164	2,201	2,409	5,835	5,913	5,980	–	–	–	7,999		8,114		8,389		–		–		–		–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q13 and 3Q13, 25% in 4Q12 and capital allocated at 10% of average risk-weighted assets.
3 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.8 billion by the end of 2014 and more than CHF 4.5 billion by the end of 2015. These targets are measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
The majority of the expected future savings is expected to be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions.
We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the creation of the integrated Private Banking & Wealth Management division, exiting a number of small non-strategic markets, repositioning select non-profitable onshore operations, rationalization of front office and support functions, including simplification of our operating platform, streamlining of the offshore affluent and Swiss client coverage model and from announced divestitures. Within Investment Banking, we expect to deliver cost benefits from the restructuring of our rates business, the initiatives already completed in 2012, from continuing to review and realize efficiencies across business lines and geographic regions and from continuing to refine our business mix and align resources with highest returning opportunities. We expect to incur approximately CHF 1.4 billion of business realignment costs associated with these measures during the course of 2014 to 2015.
We incurred CHF 131 million of business realignment costs associated with these measures in 4Q13.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2012 for further information.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2012 for further information.

Variable compensation for 2013
Part of deferred compensation for 2013 was awarded in the form of Contingent Capital Awards (CCA). The CCA plan is a new deferred compensation plan for Executive Board members, managing directors and directors. These awards convey similar rights and risks to those of certain of the contingent capital instruments that have been issued by us in the market. As CCA qualify as additional tier 1 capital of the Group, their vesting and the form of distribution to employees upon settlement is subject to approval by FINMA. Prior to settlement, CCA are subject to being cancelled in full upon specified triggering events, including the Group’s Basel III common equity tier 1 (CET1) ratio falling below specified levels, or a determination by FINMA that cancellation of the CCA and other similar capital instruments is necessary, or that we require public sector capital support, to prevent us from becoming insolvent.

20 / 21

Personnel
Headcount at the end of 4Q13 was 46,000, down 400 from 3Q13 and down 1,400 from 4Q12. The decrease in 4Q13 reflected headcount reductions in Investment Banking and Private Banking & Wealth Management resulting from our cost efficiency initiatives.

Number of employees by division
end of	4Q13	3Q13	4Q12
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	26,000	26,100	27,300
Investment Banking	19,700	20,000	19,800
Corporate Center	300	300	300
Number of employees	46,000	46,400	47,400

Key performance indicators
Our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions reflect our strategic plan, the regulatory environment and the market cycle. With the revised presentation of strategic and non-strategic results for the Group, our stated KPIs are measured on the basis of reported results rather than on the basis of underlying results as was the case in prior periods beginning in 1Q13.
We believe the execution of our strategic initiatives including the run-off of non-strategic operations, will enable us achieve our targets over a three to five year period across market cycles.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking results for further information on divisional KPIs.

Collaboration revenues
Beginning 2Q13, collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction.
Additionally, within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand. Prior period measures of collaboration revenues were not materially impacted by this change and have not been restated. Collaboration revenues are measured by a dedicated governance structure and implemented through an internal revenue sharing structure. Only the net revenues generated by a transaction are considered. Position risk related to trading revenues, private equity and other investment-related gains, valuation adjustments and centrally managed treasury revenues are not included in collaboration revenues.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.

in / end of	Target	4Q13	2013	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	18.6	17.7	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	(1.3)	26.0	4.8
Total shareholder return of peer group [1,2]	–	6.5	26.7	49.2
Return on equity attributable to shareholders (annualized)	Above 15%	(4.5)	5.7	3.9
Core Results cost/income ratio	Below 70%	108.0	85.4	91.1
Capital (%)
Look-through Swiss Core Capital ratio	Above 10%	10.6	10.6	9.0
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Private Banking & Wealth Management

In 4Q13, we reported income before taxes of CHF 424 million and net revenues of CHF 3,429 million.
In our strategic businesses, we reported income before taxes of CHF 1,048 million and net revenues of CHF 3,260 million. Compared to 4Q12, income before taxes increased 2%, with higher transaction- and performance-based revenues, higher recurring commissions and fees, lower net interest income and slightly higher operating expenses.
In our non-strategic businesses, we reported a loss before taxes of CHF 624 million reflecting higher litigation provisions in 4Q13 in connection with the US tax matter. In 3Q13, we reported income before taxes of CHF 210 million, which included gains from the sale of former Asset Management businesses.
For 2013, we reported income before taxes of CHF 3,240 million and net revenues of CHF 13,442 million. In our strategic businesses, we reported income before taxes of CHF 3,627 million and net revenues of CHF 12,434 million. In our non-strategic businesses, we reported a loss before taxes of CHF 387 million and net revenues of CHF 1,008 million.

Divisional results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	3,429	3,316	3,314	3	3	13,442	13,474	0
of which strategic results	3,260	2,934	3,217	11	1	12,434	12,343	1
of which non-strategic results	169	382	97	(56)	74	1,008	1,131	(11)
Provision for credit losses	44	34	68	29	(35)	152	182	(16)
Compensation and benefits	1,314	1,285	1,293	2	2	5,331	5,561	(4)
General and administrative expenses	1,443	787	849	83	70	3,914	3,209	22
Commission expenses	204	192	193	6	6	805	747	8
Total other operating expenses	1,647	979	1,042	68	58	4,719	3,956	19
Total operating expenses	2,961	2,264	2,335	31	27	10,050	9,517	6
of which strategic results	2,185	2,113	2,141	3	2	8,725	8,830	(1)
of which non-strategic results	776	151	194	414	300	1,325	687	93
Income/(loss) before taxes	424	1,018	911	(58)	(53)	3,240	3,775	(14)
of which strategic results	1,048	808	1,029	30	2	3,627	3,374	7
of which non-strategic results	(624)	210	(118)	–	429	(387)	401	–
Statement of operations metrics (%)
Return on Basel III capital [1]	12.7	30.0	28.0	–	–	24.2	29.0	–
Cost/income ratio	86.4	68.3	70.5	–	–	74.8	70.6	–
Pre-tax income margin	12.4	30.7	27.5	–	–	24.1	28.0	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,334	9,569	9,809	(2)	(5)	9,554	9,965	(4)
Pre-tax return on average utilized economic capital (%) [2]	18.7	43.1	37.7	–	–	34.5	38.5	–
Assets under management (CHF billion)
Assets under management	1,282.4	1,268.2	1,250.8	1.1	2.5	1,282.4	1,250.8	2.5
Net new assets	4.4	8.1	6.8	(45.7)	(35.3)	32.1	10.8	197.2
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,000	26,100	27,300	0	(5)	26,000	27,300	(5)
Number of relationship managers	4,330	4,340	4,550	0	(5)	4,330	4,550	(5)
1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q13 and 3Q13, 29% in 2013, 25% in 4Q12 and 2012 and capital allocated at 10% of average risk-weighted assets.
2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Net revenue detail (CHF million)
Net interest income	1,058	1,070	1,128	(1)	(6)	4,252	4,551	(7)
Recurring commissions and fees	1,232	1,235	1,183	0	4	4,956	4,797	3
Transaction- and performance-based revenues	1,186	798	1,054	49	13	3,967	3,678	8
Other revenues [1]	(47)	213	(51)	–	(8)	267	448	(40)
Net revenues	3,429	3,316	3,314	3	3	13,442	13,474	0
Provision for credit losses (CHF million)
New provisions	76	65	107	17	(29)	281	316	(11)
Releases of provisions	(32)	(31)	(39)	3	(18)	(129)	(134)	(4)
Provision for credit losses	44	34	68	29	(35)	152	182	(16)
Balance sheet statistics (CHF million)
Net loans	215,713	214,095	207,702	1	4	215,713	207,702	4
of which Wealth Management Clients	149,728	149,667	144,856	0	3	149,728	144,856	3
of which Corporate & Institutional Clients	62,446	60,780	58,877	3	6	62,446	58,877	6
Deposits	288,770	290,042	276,571	0	4	288,770	276,571	4
of which Wealth Management Clients	208,210	212,003	203,376	(2)	2	208,210	203,376	2
of which Corporate & Institutional Clients	74,459	71,631	65,849	4	13	74,459	65,849	13
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 4Q13, the cost/income ratio was 86.4%, up 16 percentage points compared to 4Q12 and up 18 percentage points compared to 3Q13. The cost/income ratio for our strategic results was 67.0% in 4Q13, stable compared to 4Q12 and down five percentage points compared to 3Q13.
We also target net new asset growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 4Q13, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 0.9% and (0.6)%, respectively.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12
Statements of operations (CHF million)
Net revenues	3,260	2,934	3,217	169	382	97	3,429	3,316	3,314
Provision for credit losses	27	13	47	17	21	21	44	34	68
Compensation and benefits	1,242	1,205	1,202	72	80	91	1,314	1,285	1,293
Total other operating expenses	943	908	939	704	71	103	1,647	979	1,042
Total operating expenses	2,185	2,113	2,141	776	151	194	2,961	2,264	2,335
Income/(loss) before taxes	1,048	808	1,029	(624)	210	(118)	424	1,018	911
Balance sheet statistics (CHF million)
Risk-weighted assets - Basel III	88,316	85,965	88,281	6,079	6,469	7,728	94,395	92,434	96,009
Total assets	258,447	253,224	251,716	20,692	22,197	23,967	279,139	275,421	275,683
Swiss leverage exposure	302,894	299,996	–	21,589	23,096	–	324,483	323,092	–

Strategic results

Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.

4Q13 results
In 4Q13, our strategic businesses reported income before taxes of CHF 1,048 million and net revenues of CHF 3,260 million.
Net revenues were 11% higher compared to 3Q13 largely driven by significant seasonal performance fees. Compared to 4Q12, net revenues were stable due to higher transaction- and performance-based revenues and higher recurring commissions and fees, offset by lower other revenues and lower net interest income. Provision for credit losses was CHF 27 million on a net loan portfolio of CHF 212 billion. Total operating expenses were slightly higher compared to 3Q13 and 4Q12.

Full-year 2013 results
In 2013, our strategic businesses reported income before taxes of CHF 3,627 million and net revenues of CHF 12,434 million.
Net revenues were stable compared to 2012, with higher transaction- and performance-based revenues and higher recurring commissions and fees offset by lower net interest income and lower other revenues. Provision for credit losses was CHF 82 million in 2013 on a net loan portfolio of CHF 212 billion. Total operating expenses were stable compared to 2012 reflecting slightly lower compensation and benefits offset by higher commission expenses.

Strategic results
	in / end of				% change		in / end of			% change
	4Q13		3Q13	4Q12	QoQ	YoY	2013		2012	YoY
Statements of operations (CHF million)
Net interest income	1,038		1,044	1,103	(1)	(6)	4,155		4,438	(6)
Recurring commissions and fees	1,149		1,149	1,064	0	8	4,554		4,329	5
Transaction- and performance-based revenues	1,137		774	990	47	15	3,818		3,482	10
Other revenues	(64)		(33)	60	94	–	(93)		94	–
Net revenues	3,260		2,934	3,217	11	1	12,434		12,343	1
New provisions	58		44	85	32	(32)	210		274	(23)
Releases of provisions	(31)		(31)	(38)	0	(18)	(128)		(135)	(5)
Provision for credit losses	27		13	47	108	(43)	82		139	(41)
Compensation and benefits	1,242		1,205	1,202	3	3	5,027		5,186	(3)
General and administrative expenses	750		726	781	3	(4)	2,938		2,963	(1)
Commission expenses	193		182	158	6	22	760		681	12
Total other operating expenses	943		908	939	4	0	3,698		3,644	1
Total operating expenses	2,185		2,113	2,141	3	2	8,725		8,830	(1)
Income before taxes	1,048		808	1,029	30	2	3,627		3,374	7
of which Wealth Management Clients	466		509	483	(8)	(4)	2,050		1,971	4
of which Corporate & Institutional Clients	213		251	249	(15)	(14)	965		941	3
of which Asset Management	369		48	297	–	24	612		462	32
Statement of operations metrics (%)
Return on Basel III capital [1]	33.7		25.7	34.5	–	–	29.1		28.2	–
Cost/income ratio	67.0		72.0	66.6	–	–	70.2		71.5	–
Pre-tax income margin	32.1		27.5	32.0	–	–	29.2		27.3	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	88,316	[2]	85,965	88,281	3	0	88,316	[2]	88,281	0
Total assets	258,447		253,224	251,716	2	3	258,447		251,716	3
Swiss leverage exposure	302,894		299,996	–	1	–	302,894		–	–
1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q13 and 3Q13, 29% in 2013, 25% in 4Q12 and 2012 and capital allocated at 10% of average risk-weighted assets.
2 Includes the impact of an operational risk add-on of CHF 1.6 billion in 4Q13.

Results detail
The following provides a comparison of our 4Q13 strategic results versus 4Q12 (YoY) and versus 3Q13 (QoQ).

Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

YoY: Stable at CHF 3,260 million
Net revenues were stable as higher transaction- and performance-based revenues and higher recurring commissions and fees were offset by lower other revenues and lower net interest income. Transaction- and performance-based revenues were higher, mainly driven by higher performance fees and carried interest, higher placement fees, and higher sales and trading income, partially offset by lower revenues from integrated solutions. Higher recurring commissions and fees reflected higher asset management fees, higher investment account and services fees, higher banking services fees, and higher discretionary mandate management fees, partially offset by lower investment product management fees. Lower other revenues mainly reflected an impairment related to Asset Management Finance LLC (AMF) of CHF 68 million in 4Q13, compared to 4Q12 gains of CHF 45 million relating to the sale of Wincasa and gains of CHF 25 million related to a recovery case in Corporate & Institutional Clients, partially offset by a 4Q12 impairment of CHF 16 million related to AMF. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins and slightly lower loan margins on higher average deposit and loan volumes.

QoQ: Up 11% from CHF 2,934 million to CHF 3,260 million
Higher net revenues primarily reflected significantly higher transaction- and performance-based revenues, partially offset by lower other revenues. Significantly higher transaction- and performance-based revenues reflected seasonally higher performance fees and carried interest and higher placement and transaction fees. Lower other revenues reflected the impairment of CHF 68 million related to AMF in 4Q13 compared to an impairment of CHF 18 million in 3Q13. Stable recurring commissions and fees mainly reflected lower investment product management fees offset by higher asset management fees. Stable net interest income reflected slightly lower deposit and loan margins on stable average deposit and loan volumes.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Down 43% from CHF 47 million to CHF 27 million
Provision for credit losses decreased. Wealth Management Clients recorded net provisions of CHF 18 million and Corporate & Institutional Clients recorded net provisions of CHF 9 million in 4Q13.

QoQ: Up 108% from CHF 13 million to CHF 27 million
Provision for credit losses was lower in Wealth Management Clients and higher in Corporate & Institutional Clients. In 3Q13, Wealth Management Clients recorded net provisions of CHF 21 million while Corporate & Institutional Clients recorded a release of provisions of CHF 8 million relating to a small number of large cases.

Operating expenses
Compensation and benefits
YoY: Up 3% from CHF 1,202 million to CHF 1,242 million
Slightly higher compensation and benefits reflected higher discretionary performance-related compensation driven by higher fee-based revenues.

QoQ: Up 3% from CHF 1,205 million to CHF 1,242 million
Slightly higher compensation and benefits reflected higher discretionary performance-related compensation driven by higher fee-based revenues.

General and administrative expenses
YoY: Down 4% from CHF 781 million to CHF 750 million
Lower general and administrative expenses reflected lower travel and entertainment and lower advertising and marketing costs.

QoQ: Up 3% from CHF 726 million to CHF 750 million
Slightly higher general and administrative expenses reflected higher professional services fees, higher advertising and marketing and higher travel and entertainment costs.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 5% from CHF 804 million to CHF 760 million
Lower net interest income reflected significantly lower deposit margins on slightly higher average deposit volumes and lower loan margins on higher average loan volumes.

QoQ: Stable at CHF 760 million
Stable net interest income reflected stable deposit margins and slightly lower loan margins on stable average deposit and loan volumes.

Recurring commissions and fees
YoY: Up 8% from CHF 685 million to CHF 742 million
Higher recurring commissions and fees reflected higher investment account and services fees, higher banking services fees and higher discretionary mandate management fees, partially offset by slightly lower investment product management fees.

QoQ: Stable at CHF 742 million
Recurring commissions and fees were stable, reflecting lower investment product management fees partially offset by slightly higher investment account and services fees.

Transaction- and performance-based revenues
YoY: Down 5% from CHF 584 million to CHF 554 million
Lower transaction- and performance-based revenues reflected lower revenues from integrated solutions.

QoQ: Stable at CHF 554 million
Stable transaction- and performance-based revenues reflected semi-annual performance fees from Hedging-Griffo and higher brokerage and product issuing fees, offset by lower foreign exchange client business.

Results - Wealth Management Clients
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	2,056	2,062	2,073	0	(1)	8,444	8,475	0
Provision for credit losses	18	21	36	(14)	(50)	78	110	(29)
Total operating expenses	1,572	1,532	1,554	3	1	6,316	6,394	(1)
Income before taxes	466	509	483	(8)	(4)	2,050	1,971	4
Statement of operations metrics (%)
Cost/income ratio	76.5	74.3	75.0	–	–	74.8	75.4	–
Pre-tax income margin	22.7	24.7	23.3	–	–	24.3	23.3	–
Net revenue detail (CHF million)
Net interest income	760	766	804	(1)	(5)	3,050	3,268	(7)
Recurring commissions and fees	742	747	685	(1)	8	2,956	2,811	5
Transaction- and performance-based revenues	554	549	584	1	(5)	2,438	2,355	4
Other revenues [1]	0	0	0	–	–	0	41	(100)
Net revenues	2,056	2,062	2,073	0	(1)	8,444	8,475	0
Gross margin (annualized) (bp) [2]
Net interest income	38	39	42	–	–	38	44	–
Recurring commissions and fees	38	38	36	–	–	38	38	–
Transaction- and performance-based revenues	28	28	31	–	–	31	32	–
Other revenues	0	0	0	–	–	0	0	–
Gross margin	104	105	109	–	–	107	114	–
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation.

1 Reflects gains of CHF 41 million in 2Q12 related to the sale of a non-core business from the integration of Clariden Leu.
2 Net revenues divided by average assets under management.

Gross margin
Our gross margin was 104 basis points in 4Q13, five basis points lower compared to 4Q12, mainly reflecting a continued adverse interest rate environment and 5% higher average assets under management. Compared to 3Q13, the gross margin was one basis point lower.

Relationship managers by region
end of	4Q13	3Q13	4Q12
Number of relationship managers
Switzerland	1,590	1,580	1,630
EMEA	1,180	1,180	1,300
Americas	560	590	620
Asia Pacific	440	430	440
Number of relationship managers	3,770	3,780	3,990

Assets under management - Wealth Management Clients
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Assets under management by region (CHF billion)
Switzerland	270.9	268.6	243.5	0.9	11.3	270.9	243.5	11.3
EMEA	231.3	231.0	243.2	0.1	(4.9)	231.3	243.2	(4.9)
Americas	172.9	171.0	164.5	1.1	5.1	172.9	164.5	5.1
Asia Pacific	115.6	112.3	106.8	2.9	8.2	115.6	106.8	8.2
Assets under management	790.7	782.9	758.0	1.0	4.3	790.7	758.0	4.3
Average assets under management (CHF billion)
Average assets under management	793.3	782.5	759.0	1.4	4.5	788.2	741.2	6.3
Assets under management by currency (CHF billion)
USD	306.1	301.6	286.4	1.5	6.9	306.1	286.4	6.9
EUR	152.6	151.3	149.0	0.9	2.4	152.6	149.0	2.4
CHF	187.1	187.1	184.6	0.0	1.4	187.1	184.6	1.4
Other	144.9	142.9	138.0	1.4	5.0	144.9	138.0	5.0
Assets under management	790.7	782.9	758.0	1.0	4.3	790.7	758.0	4.3
Net new assets by region (CHF billion)
Switzerland	(1.4)	(0.7)	0.3	100.0	–	0.9	2.3	(60.9)
EMEA	(0.7)	(0.8)	(2.0)	(12.5)	(65.0)	1.8	(2.0)	–
Americas	1.1	2.0	3.6	(45.0)	(69.4)	4.7	10.2	(53.9)
Asia Pacific	2.7	3.3	1.7	(18.2)	58.8	11.5	10.1	13.9
Net new assets	1.7	3.8	3.6	(55.3)	(52.8)	18.9	20.6	(8.3)
Growth in assets under management (CHF billion)
Net new assets	1.7	3.8	3.6	–	–	18.9	20.6	–
Other effects	6.1	(3.2)	(7.2)	–	–	13.8	27.9	–
of which market movements	15.5	19.3	11.0	–	–	40.2	47.4	–
of which currency	(8.9)	(18.4)	(11.6)	–	–	(17.6)	(12.4)	–
of which other	(0.5)	(4.1)	(6.6)	–	–	(8.8)	(7.1)	–
Growth in assets under management	7.8	0.6	(3.6)	–	–	32.7	48.5	–
Growth in assets under management (annualized) (%)
Net new assets	0.9	1.9	1.9	–	–	2.5	2.9	–
Other effects	3.1	(1.6)	(3.8)	–	–	1.8	3.9	–
Growth in assets under management (annualized)	4.0	0.3	(1.9)	–	–	4.3	6.8	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.5	2.7	2.9	–	–	–	–	–
Other effects	1.8	0.1	3.9	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	4.3	2.8	6.8	–	–	–	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 7% from CHF 299 million to CHF 278 million
The decrease reflected significantly lower deposit margins on higher average deposit volumes, partially offset by higher loan margins on higher average loan volumes.

QoQ: Stable at CHF 278 million
Stable net interest income reflected lower deposit margins on higher average deposit volumes and slightly lower loan margins on stable average loan volumes.

Recurring commissions and fees
YoY: Down 5% from CHF 114 million to CHF 108 million
The decrease in recurring commissions and fees primarily reflected lower investment product management fees, partially offset by higher investment account and services fees.

QoQ: Down 8% from CHF 117 million to CHF 108 million
Recurring commissions and fees included lower banking services and lower investment product management fees partially offset by higher investment account and services fees.

Transaction- and performance-based revenues
YoY: Stable at CHF 102 million
Stable transaction- and performance-based revenues reflected higher trading and sales income and higher foreign exchange client business, offset by lower revenues from integrated solutions.

QoQ: Down 3% from CHF 105 million to CHF 102 million
Lower transaction- and performance-based revenues reflected lower brokerage and product issuing fees.

Results - Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	485	499	534	(3)	(9)	1,996	2,064	(3)
Provision for credit losses	9	(8)	11	–	(18)	4	29	(86)
Total operating expenses	263	256	274	3	(4)	1,027	1,094	(6)
Income before taxes	213	251	249	(15)	(14)	965	941	3
Statement of operations metrics (%)
Cost/income ratio	54.2	51.3	51.3	–	–	51.5	53.0	–
Pre-tax income margin	43.9	50.3	46.6	–	–	48.3	45.6	–
Net revenue detail (CHF million)
Net interest income	278	278	299	0	(7)	1,105	1,170	(6)
Recurring commissions and fees	108	117	114	(8)	(5)	451	448	1
Transaction- and performance-based revenues	102	105	102	(3)	0	455	457	0
Other revenues [1]	(3)	(1)	19	200	–	(15)	(11)	36
Net revenues	485	499	534	(3)	(9)	1,996	2,064	(3)
Number of relationship managers
Number of relationship managers (Switzerland)	560	560	560	0	0	560	560	0
1
Includes fair value losses of CHF 6 million on the Clock Finance transaction and gains of CHF 25 million related to a recovery case in 4Q12. Other periods presented relate to fair value gains/(losses) on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Up 38% from CHF 559 million to CHF 769 million
The increase reflected higher performance fees, asset management fees and private equity placement fees. Higher performance fees were recognized primarily from single manager hedge funds and Hedging-Griffo. The higher asset management fees reflected higher average assets under management in alternative products.

QoQ: Up 95% from CHF 394 million to CHF 769 million
The increase primarily reflected higher performance fees, carried interest on realized private equity gains and private equity placement fees. The increase in performance fees primarily reflected annual performance fees from single manager hedge funds and semi-annual fees from Hedging-Griffo.

Investment-related gains/(losses)
YoY: Up 27% from CHF 15 million to CHF 19 million
In 4Q13, gains of CHF 19 million reflected gains in hedge fund investments. In 4Q12, gains of CHF 15 million reflected gains in hedge fund investments and the real estate sector.

QoQ: Up from CHF (2) million to CHF 19 million
In 4Q13, gains of CHF 19 million reflected gains in hedge fund investments.

Equity participations and other gains/(losses)
YoY: Down from CHF 35 million to CHF (68) million
In 4Q13, we recognized an impairment of CHF 68 million related to AMF. In 4Q12, we recognized a gain of CHF 45 million from the sale of Wincasa which was partially offset by an impairment of CHF 16 million related to AMF.

QoQ: Down from CHF (18) million to CHF (68) million
In 4Q13, we recognized the impairment related to AMF. In 3Q13, we recognized an impairment of CHF 18 million related to AMF.

Results - Asset Management
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	719	373	610	93	18	1,994	1,804	11
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	350	325	313	8	12	1,382	1,342	3
Income before taxes	369	48	297	–	24	612	462	32
Statement of operations metrics (%)
Cost/income ratio	48.7	87.1	51.3	–	–	69.3	74.4	–
Pre-tax income margin	51.3	12.9	48.7	–	–	30.7	25.6	–
Net revenue detail (CHF million)
Recurring commissions and fees	299	285	265	5	13	1,147	1,070	7
Transaction- and performance-based revenues	481	120	304	301	58	925	670	38
Other revenues	(61)	(32)	41	91	–	(78)	64	–
Net revenues	719	373	610	93	18	1,994	1,804	11
Net revenue detail by type (CHF million)
Asset management fees	299	285	265	5	13	1,147	1,070	7
Placement, transaction and other fees	116	61	83	90	40	284	223	27
Performance fees and carried interest	342	36	203	–	68	542	346	57
Equity participations income	12	12	8	0	50	44	36	22
Fee-based revenues	769	394	559	95	38	2,017	1,675	20
Investment-related gains/(losses)	19	(2)	15	–	27	52	139	(63)
Equity participations and other gains/(losses)	(68)	(18)	35	278	–	(86)	(7)	–
Other revenues [1]	(1)	(1)	1	0	–	11	(3)	–
Net revenues	719	373	610	93	18	1,994	1,804	11
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	87	45	69	–	–	58	52	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Assets under management - Asset Management
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Assets under management (CHF billion)
Hedge funds	29.8	28.8	24.8	3.5	20.2	29.8	24.8	20.2
Private equity	0.6	0.4	0.4	50.0	50.0	0.6	0.4	50.0
Real estate & commodities	50.5	49.9	48.6	1.2	3.9	50.5	48.6	3.9
Credit	30.0	28.9	23.8	3.8	26.1	30.0	23.8	26.1
Index strategies	75.1	70.9	64.0	5.9	17.3	75.1	64.0	17.3
Multi-asset class solutions	104.0	106.9	103.1	(2.7)	0.9	104.0	103.1	0.9
Fixed income & equities	54.4	55.5	55.2	(2.0)	(1.4)	54.4	55.2	(1.4)
Other	7.9	7.7	5.4	2.6	46.3	7.9	5.4	46.3
Assets under management	352.3	349.0	325.3	0.9	8.3	352.3	325.3	8.3
Average assets under management (CHF billion)
Average assets under management	352.5	346.9	324.7	1.6	8.6	346.3	320.1	8.2
Assets under management by currency (CHF billion)
USD	74.9	73.0	63.0	2.6	18.9	74.9	63.0	18.9
EUR	50.5	50.5	42.2	0.0	19.7	50.5	42.2	19.7
CHF	196.4	195.3	192.9	0.6	1.8	196.4	192.9	1.8
Other	30.5	30.2	27.2	1.0	12.1	30.5	27.2	12.1
Assets under management	352.3	349.0	325.3	0.9	8.3	352.3	325.3	8.3
Growth in assets under management (CHF billion)
Net new assets [1]	(0.5)	4.4	2.8	–	–	15.0	(8.3)	–
Other effects	3.8	(1.5)	0.8	–	–	12.0	14.6	–
of which market movements	6.5	3.9	3.5	–	–	17.7	24.2	–
of which currency	(2.8)	(4.7)	(2.7)	–	–	(5.5)	(4.6)	–
of which other	0.1	(0.7)	0.0	–	–	(0.2)	(5.0)	–
Growth in assets under management	3.3	2.9	3.6	–	–	27.0	6.3	–
Growth in assets under management (annualized) (%)
Net new assets	(0.6)	5.1	3.5	–	–	4.6	(2.6)	–
Other effects	4.4	(1.7)	1.0	–	–	3.7	4.6	–
Growth in assets under management (annualized)	3.8	3.4	4.5	–	–	8.3	2.0	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.6	5.7	(2.6)	–	–	–	–	–
Other effects	3.7	2.8	4.6	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	8.3	8.5	2.0	–	–	–	–	–
Principal investments (CHF billion)
Principal investments	0.9	0.9	1.1	0.0	(18.2)	0.9	1.1	(18.2)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results

Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the US tax matter, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products.

4Q13 results
In 4Q13, our non-strategic businesses reported a loss before taxes of CHF 624 million reflecting substantially higher litigation provisions of CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014. In 3Q13, we reported income before taxes of CHF 210 million, which included gains from the sale of former Asset Management businesses.

Full-year 2013 results
For 2013, our non-strategic businesses reported a loss before taxes of CHF 387 million compared to CHF 401 million in 2012. Net revenues of CHF 1,008 million were significantly lower compared to 2012 due to lower recurring commissions and fees and lower transaction- and performance-based revenues, reflecting the impact of sales of non-strategic businesses during the course of the year. The results in 2013 also reflected the CHF 237 million gain on the sale of our exchange-traded funds (ETF) and secondary private equity businesses and investment-related gains of CHF 128 million, compared to the gain of CHF 384 million in 2012 on the sale of our ownership interest in Aberdeen.
Provision for credit losses was CHF 70 million in 2013 on a net loan portfolio of CHF 4 billion.
Total operating expenses were higher compared to 2012, mainly reflecting substantially higher litigation provisions of CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014, and higher professional services fees related to the sale of businesses, partially offset by lower compensation and benefits.

Non-strategic results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	169	382	97	(56)	74	1,008	1,131	(11)
Provision for credit losses	17	21	21	(19)	(19)	70	43	63
Compensation and benefits	72	80	91	(10)	(21)	304	375	(19)
Total other operating expenses	704	71	103	–	–	1,021	312	227
Total operating expenses	776	151	194	414	300	1,325	687	93
Income/(loss) before taxes	(624)	210	(118)	–	429	(387)	401	–
Revenue details (CHF million)
Restructuring of select onshore businesses	28	25	39	12	(28)	164	149	10
Legacy cross-border business and small markets	52	49	52	6	0	203	209	(3)
Restructuring of former Asset Management division	54	288	(32)	(81)	–	534	660	(19)
Other	35	20	38	75	(8)	107	113	(5)
Net revenues	169	382	97	(56)	74	1,008	1,131	(11)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	6,079	6,469	7,728	(6)	(21)	6,079	7,728	(21)
Total assets	20,692	22,197	23,967	(7)	(14)	20,692	23,967	(14)
Swiss leverage exposure	21,589	23,096	–	(7)	–	21,589	–	–

Results detail
The following provides a comparison of our 4Q13 non-strategic results versus 4Q12 (YoY) and versus 3Q13 (QoQ).

Net revenues
YoY: Up 74% from CHF 97 million to CHF 169 million
The increase in net revenues reflected higher investment-related gains partially offset by lower revenues resulting from the sale of businesses. Investment-related gains were CHF 26 million in 4Q13 compared to losses of CHF 90 million primarily related to the planned sale of certain private equity investments in 4Q12. These gains were partially offset by lower asset management and placement fees, primarily reflecting the sales in 3Q13 of our ETF and secondary private equity businesses.

QoQ: Down 56% from CHF 382 million to CHF 169 million
The decrease mainly reflected equity participation gains of CHF 237 million from the sales of our ETF and secondary private equity businesses in 3Q13.

Operating expenses
YoY: Up 300% from CHF 194 million to CHF 776 million
Higher operating expenses reflected substantially higher litigation provisions of CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014, and higher professional services fees resulting from the sale of former Asset Management businesses, partially offset by lower commission and compensation expenses relating to the sales. We also recognized a goodwill impairment of CHF 12 million resulting from the creation of the non-strategic reporting unit in 4Q13.

QoQ: Up 414% from CHF 151 million to CHF 776 million
The higher litigation provisions, the goodwill impairment charge and higher professional services fees relating to the sales of businesses were partially offset by lower compensation expense.

Business developments
In December 2013, we completed the sales of a limited partnership interest and a private equity business resulting in a reduction in our consolidated assets of approximately CHF 450 million and Basel III risk-weighted assets of approximately CHF 340 million.
In January 2014, we completed the sale of CFIG, our private equity fund of funds and co-investment business, to Grosvenor Capital Management. We expect to recognize a gain of approximately CHF 90 million in 1Q14.
In December 2013, we announced the sale of our domestic private banking business booked in Germany to ABN AMRO. This transaction is expected to close in the course of 2014.

Assets under management

In 4Q13, assets under management of CHF 1,282.4 billion increased 1.1% compared to the end of 3Q13, as positive market movements and net new assets were partially offset by adverse foreign exchange-related movements and structural effects mostly arising from disposals of businesses in the division.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 1.7 billion in 4Q13 with continued strong inflows from emerging markets, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 4.0 billion in 4Q13. Asset Management reported net asset outflows of CHF 0.5 billion in 4Q13, mainly from multi-asset class solutions and fixed income products partially offset by inflows in index strategies and credit products.
Assets under management of CHF 44.4 billion in our non-strategic portfolio relate to businesses we are exiting, including CFIG and our domestic private banking business booked in Germany.
In 2013, assets under management of CHF 1,282.4 billion increased 2.5% compared to 2012, reflecting net new assets of CHF 32.1 billion and positive market movements, partially offset by adverse foreign exchange-related movements and structural effects.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 18.9 billion, particularly from inflows from emerging markets and our ultra-high-net-worth individual (UHNWI) client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 8.8 billion. Asset Management reported significant net new assets of CHF 15.0 billion, mainly from credit, index strategies and hedge fund products, partially offset by outflows from fixed income.
In our non-strategic portfolio, assets under management declined 47.6% to CHF 44.4 billion mainly reflecting the sale of our ETF and secondary private equity businesses.

Assets under management - Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	790.7	782.9	758.0	1.0	4.3	790.7	758.0	4.3
Corporate & Institutional Clients	250.0	241.1	223.8	3.7	11.7	250.0	223.8	11.7
Asset Management	352.3	349.0	325.3	0.9	8.3	352.3	325.3	8.3
Non-strategic	44.4	48.7	84.7	(8.8)	(47.6)	44.4	84.7	(47.6)
Assets managed across businesses [1]	(155.0)	(153.5)	(141.0)	1.0	9.9	(155.0)	(141.0)	9.9
Assets under management	1,282.4	1,268.2	1,250.8	1.1	2.5	1,282.4	1,250.8	2.5
Average assets under management (CHF billion)
Average assets under management	1,284.6	1,275.8	1,250.0	0.7	2.8	1,291.2	1,224.7	5.4
Net new assets by business (CHF billion)
Wealth Management Clients	1.7	3.8	3.6	(55.3)	(52.8)	18.9	20.6	(8.3)
Corporate & Institutional Clients	4.0	0.5	1.1	–	263.6	8.8	1.5	486.7
Asset Management	(0.5)	4.4	2.8	–	–	15.0	(8.3)	–
Non-strategic	(1.0)	(1.2)	(0.9)	(16.7)	11.1	(5.9)	(2.1)	181.0
Assets managed across businesses [1]	0.2	0.6	0.2	(66.7)	0.0	(4.7)	(0.9)	422.2
Net new assets	4.4	8.1	6.8	(45.7)	(35.3)	32.1	10.8	197.2
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking

In 4Q13, Investment Banking reported a loss before taxes of CHF 564 million. Results reflect solid performance in our strategic businesses and an increased loss before taxes in our non-strategic businesses, driven by significantly increased litigation provisions in connection with mortgage-related matters. In our strategic businesses, net revenues declined 5% compared to 4Q12, as lower client trading activity in our fixed income business and lower advisory results offset improved performance from our equities franchise. Compared to 3Q13, our strategic businesses delivered resilient revenues reflecting solid results in our equities and underwriting franchises. Our non-strategic businesses reported a loss before taxes of CHF 1,032 million, including litigation provisions in connection with the agreement with the Federal Housing Finance Agency (FHFA) on March 21, 2014 to settle certain litigation relating to mortgage-backed securities.
For full year 2013, total Investment Banking income before taxes was CHF 1,719 million, with net revenues of CHF 12,565 million. Our income before taxes decreased by 14% while revenues remained stable. We also reported lower leverage levels and capital usage from 2012. Our strategic businesses reported income before taxes of CHF 3,853 million and net revenues of CHF 13,164 million. Our non-strategic businesses reported a loss before taxes of CHF 2,134 million, including the litigation provisions in connection with the agreement with the FHFA and net revenue losses of CHF 599 million.
As of the end of 4Q13, we reported total assets of USD 565 billion, exceeding our Investment Banking balance sheet target of less than USD 600 billion of assets by year-end 2013. Additionally, we reported Swiss leverage exposure of USD 812 billion, exceeding our target of less than USD 840 billion by year-end 2013.
In 2013, we reduced risk-weighted assets under Basel III by USD 11 billion to USD 176 billion as of the end of 4Q13, compared to our year-end target of USD 175 billion. Business reductions of USD 27 billion were partially offset by increases of USD 10 billion from methodology changes and parameter updates and an operational risk add-on in 4Q13 of USD 6 billion.

Divisional results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	2,668	2,552	2,664	5	0	12,565	12,558	0
of which strategic results	2,795	2,748	2,950	2	(5)	13,164	13,385	(2)
of which non-strategic results	(127)	(196)	(286)	(35)	(56)	(599)	(827)	(28)
Provision for credit losses	8	7	2	14	300	13	(12)	–
Compensation and benefits	1,355	1,129	1,172	20	16	5,435	6,070	(10)
General and administrative expenses	1,667	961	941	73	77	4,477	3,551	26
Commission expenses	202	226	251	(11)	(20)	921	947	(3)
Total other operating expenses	1,869	1,187	1,192	57	57	5,398	4,498	20
Total operating expenses	3,224	2,316	2,364	39	36	10,833	10,568	3
of which strategic results	2,319	2,070	2,197	12	6	9,300	9,970	(7)
of which non-strategic results	905	246	167	268	442	1,533	598	156
Income/(loss) before taxes	(564)	229	298	–	–	1,719	2,002	(14)
of which strategic results	468	671	750	(30)	(38)	3,853	3,427	12
of which non-strategic results	(1,032)	(442)	(452)	133	128	(2,134)	(1,425)	50
Statement of operations metrics (%)
Return on Basel III capital [1]	–	4.0	5.1	–	–	7.5	7.8	–
Cost/income ratio	120.8	90.8	88.7	–	–	86.2	84.2	–
Pre-tax income margin	(21.1)	9.0	11.2	–	–	13.7	15.9	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	19,905	19,666	19,228	1	4	19,910	20,241	(2)
Pre-tax return on average utilized economic capital (%) [2]	(10.8)	5.2	6.9	–	–	9.1	10.6	–
Number of employees (full-time equivalents)
Number of employees	19,700	20,000	19,800	(2)	(1)	19,700	19,800	(1)
1 Calculated using income after tax denominated in USD; assumes tax rate of 30% in 4Q13 and 3Q13, 27% in 2013, 25% in 4Q12 and 2012 and capital allocated at 10% of average risk-weighted assets.
2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Net revenue detail (CHF million)
Debt underwriting	482	424	508	14	(5)	1,902	1,617	18
Equity underwriting	273	129	167	112	63	766	552	39
Total underwriting	755	553	675	37	12	2,668	2,169	23
Advisory and other fees	194	152	307	28	(37)	658	1,042	(37)
Total underwriting and advisory	949	705	982	35	(3)	3,326	3,211	4
Fixed income sales and trading	746	833	887	(10)	(16)	4,823	5,349	(10)
Equity sales and trading	1,050	1,065	910	(1)	15	4,750	4,330	10
Total sales and trading	1,796	1,898	1,797	(5)	0	9,573	9,679	(1)
Other	(77)	(51)	(115)	51	(33)	(334)	(332)	1
Net revenues	2,668	2,552	2,664	5	0	12,565	12,558	0
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate & credit spread	35	38	44	(8)	(20)	40	53	(25)
Foreign exchange	9	9	9	0	0	9	15	(40)
Commodity	2	2	2	0	0	2	3	(33)
Equity	17	15	19	13	(11)	16	23	(30)
Diversification benefit	(23)	(23)	(31)	0	(26)	(26)	(39)	(33)
Average one-day, 98% risk management Value-at-Risk	40	41	43	(2)	(7)	41	55	(25)

Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 120.8% in 4Q13, compared to 90.8% in 3Q13 and 88.7% in 4Q12. The cost/income ratio for our strategic results was 83.0% in 4Q13, compared to 74.5% in 4Q12 and 75.3% in 3Q13.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12
Statements of operations (CHF million)
Net revenues	2,795	2,748	2,950	(127)	(196)	(286)	2,668	2,552	2,664
Provision for credit losses	8	7	3	0	0	(1)	8	7	2
Compensation and benefits	1,335	1,094	1,139	20	35	33	1,355	1,129	1,172
Total other operating expenses	984	976	1,058	885	211	134	1,869	1,187	1,192
Total operating expenses	2,319	2,070	2,197	905	246	167	3,224	2,316	2,364
Income/(loss) before taxes	468	671	750	(1,032)	(442)	(452)	(564)	229	298
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets - Basel III	138,853	134,946	150,259	17,549	17,692	21,252	156,402	152,638	171,511
Risk-weighted assets - Basel III (USD)	156,041	149,236	164,199	19,721	19,565	23,224	175,762	168,801	187,423
Total assets	475,516	497,988	529,652	27,283	30,774	34,106	502,799	528,762	563,758
Swiss leverage exposure	644,800	696,812	–	77,700	84,413	–	722,500	781,225	–
Strategic results

OVERVIEW
4Q13 results
In 4Q13, our strategic businesses reported income before taxes of CHF 468 million and net revenues of CHF 2,795 million.
Fixed income sales and trading revenues declined from 4Q12, reflecting continued low client trading activity, particularly in global macro products, which includes our rates, foreign exchange and commodities businesses. Revenues also declined compared to 3Q13 due to lower client trading activity in leveraged finance, emerging markets and rates businesses.
Equity sales and trading revenues increased from 4Q12 reflecting continued market leadership, higher equity values and increased client activity. Compared to 3Q13, equity sales and trading revenues were stable.
Underwriting and advisory results were lower compared to 4Q12 as robust equity underwriting performance was offset by lower debt underwriting and advisory revenues. Compared to 3Q13, revenues increased substantially driven by strong equity underwriting issuance activity as well as higher debt underwriting and advisory results.
Compensation and benefits increased compared to both 4Q12 and 3Q13 driven by higher discretionary performance-related compensation expense. Total other operating expenses declined 7% compared to 4Q12 and were stable compared to 3Q13.
Results in 4Q13 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, compared to 4Q12 and 3Q13, which adversely impacted revenues and favorably impacted expenses. Compared to 4Q12, revenues declined 5% and total operating expenses increased 6% in Swiss francs while revenues declined 2% and total operating expenses increased 9% in US dollars. Compared to 3Q13, revenues were up 2% and total operating expenses increased 12% in Swiss francs while revenues increased 5% and expenses increased 14% in US dollars.
As of the end of 4Q13, we reported risk-weighted assets under Basel III of USD 156 billion reflecting further progress in reducing our risk-weighted assets. We reduced risk-weighted assets under Basel III by USD 8 billion from 4Q12, as USD 22 billion of business reductions offset increases of USD 8 billion due to methodology changes and parameter updates and an operational risk add-on of USD 6 billion in 4Q13. Additionally, we reported Swiss leverage exposure in our strategic businesses of USD 725 billion, a reduction of USD 46 billion, or 6% from 3Q13.

Full-year 2013 results
The transformed Investment Banking division delivered strong profitability in 2013 on slightly lower revenues, a reduced cost base and lower leverage and capital usage.
Revenues in our strategic businesses were slightly lower as strong performance in our equities, credit and underwriting franchises were offset by lower rates and advisory results. Fixed income sales and trading revenues declined 15% compared to 2012, reflecting difficult trading conditions. Specifically, global macro products revenues declined substantially, primarily in rates, driven by reduced client activity and low trading volumes throughout the year. Emerging markets revenues also declined driven by lower financing and origination activity due to less favorable market conditions. Securitized products revenues decreased as higher asset finance origination was more than offset by lower agency security trading activities. These declines were partially offset by strong global credit products revenues driven by significantly higher revenues in our leveraged finance franchise.

Strategic results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Debt underwriting	483	424	508	14	(5)	1,902	1,617	18
Equity underwriting	274	129	167	112	64	766	552	39
Total underwriting	757	553	675	37	12	2,668	2,169	23
Advisory and other fees	194	152	307	28	(37)	658	1,042	(37)
Total underwriting and advisory	951	705	982	35	(3)	3,326	3,211	4
Fixed income sales and trading	808	1,030	1,180	(22)	(32)	5,300	6,221	(15)
Equity sales and trading	1,070	1,095	900	(2)	19	4,849	4,285	13
Total sales and trading	1,878	2,125	2,080	(12)	(10)	10,149	10,506	(3)
Other	(34)	(82)	(112)	(59)	(70)	(311)	(332)	(6)
Net revenues	2,795	2,748	2,950	2	(5)	13,164	13,385	(2)
Provision for credit losses	8	7	3	14	167	11	(12)	–
Compensation and benefits	1,335	1,094	1,139	22	17	5,326	5,881	(9)
General and administrative expenses	790	754	810	5	(2)	3,078	3,149	(2)
Commission expenses	194	222	248	(13)	(22)	896	940	(5)
Total other operating expenses	984	976	1,058	1	(7)	3,974	4,089	(3)
Total operating expenses	2,319	2,070	2,197	12	6	9,300	9,970	(7)
Income before taxes	468	671	750	(30)	(38)	3,853	3,427	12
Statement of operations metrics (%)
Return on Basel III capital [1]	9.5	13.4	14.6	–	–	19.0	15.6	–
Cost/income ratio	83.0	75.3	74.5	–	–	70.6	74.5	–
Pre-tax income margin	16.7	24.4	25.4	–	–	29.3	25.6	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	138,853	134,946	150,259	3	(8)	138,853	150,259	(8)
Risk-weighted assets – Basel III (USD)	156,041	149,236	164,199	5	(5)	156,041	164,199	(5)
Total assets	475,516	497,988	529,652	(5)	(10)	475,516	529,652	(10)
Swiss leverage exposure	644,800	696,812	–	(7)	–	644,800	–	–
1 Calculated using income after tax denominated in USD; assumes tax rate of 30% in 4Q13 and 3Q13, 28% in 2013, 25% in 4Q12 and 2012 and capital allocated at 10% of average risk-weighted assets.

Equity sales and trading revenues increased 13%, reflecting continued market leadership and increased client activity notwithstanding reduced balance sheet usage. The gains included higher revenues in derivatives, systematic market making and cash equities, partially offset by lower prime services and fund-linked products results. Underwriting and advisory results increased reflecting significantly higher debt underwriting results. In addition equity underwriting results were significantly higher, driven by substantially higher revenues from IPOs and follow-on offerings. These increases were partially offset by significantly lower advisory revenues, reflecting a decline in the total industry M&A fee pool.
Total operating expenses were CHF 9,300 million, down 7% from 2012. Compensation and benefits of CHF 5,326 million decreased by CHF 555 million, or 9%, from 2012, primarily reflecting lower deferred compensation expense from prior-year awards as 2012 included 2011 Partner Asset Facility (PAF2) expenses of CHF 411 million. Total other operating expenses of CHF 3,974 million were down 3% compared to 2012.
The following provides a comparison of our strategic 4Q13 results versus 4Q12 (YoY) and versus 3Q13 (QoQ).

Net revenues
Debt underwriting
YoY: Down 5% from CHF 508 million to CHF 483 million
The decrease was primarily due to lower results in leveraged finance as market share gains were more than offset by lower global high yield industry-wide issuance volumes. The decrease was partially offset by higher investment grade results, as market share gains more than offset lower global industry-wide issuance volumes. We also had higher structured credit revenues.

QoQ: Up 14% from CHF 424 million to CHF 483 million
The increase was due to higher revenues from leveraged finance, despite slightly lower high yield industry volumes. Results included lower investment grade revenues as an increase in global industry-wide issuance volumes was more than offset by lower market share. We also had lower emerging markets revenues driven by weaker structured lending results.

Equity underwriting
YoY: Up 64% from CHF 167 million to CHF 274 million
The improvement was driven by strong performance across most major equity markets. We had substantially higher revenues from IPOs, as higher global industry-wide issuance activity more than offset lower market share. We also had significantly higher revenues from follow-on offerings driven by higher global industry-wide issuance activity.

QoQ: Up 112% from CHF 129 million to CHF 274 million
The increase was due to substantially higher revenues from IPOs and improved convertibles results reflecting significantly higher global industry-wide issuance activity partly offset by lower market share in both products. We also had higher revenues from follow-on offerings reflecting stronger global industry-wide issuance activity.

Advisory and other fees
YoY: Down 37% from CHF 307 million to CHF 194 million
The decrease was primarily due to significantly lower M&A fees reflecting a decline in the total industry fee pool. We also had lower global completed M&A market share.

QoQ: Up 28% from CHF 152 million to CHF 194 million
The increase was driven by higher M&A fees as an improvement in global industry-wide completed M&A volumes more than offset lower global completed M&A market share.

Fixed income sales and trading
YoY: Down 32% from CHF 1,180 million to CHF 808 million
Fixed income revenues declined significantly reflecting lower client trading volumes particularly in global macro products, primarily due to substantially weaker global rates revenues, as well as lower foreign exchange and commodities results. Lower revenues in securitized products were driven by lower client trading activity in non-agency and agency securities, partially offset by stronger asset finance performance due to higher origination volumes. Corporate lending revenues also declined. Emerging markets revenues decreased, as an improved financing environment was offset by lower trading and origination activity in Brazil and Europe, Middle East and Africa (EMEA). Global credit products revenues were slightly lower reflecting higher trading activity offset by lower origination results. At the end of the quarter, fixed income risk-weighted assets under Basel III totaled USD 91 billion, a reduction of USD 10 billion, or 10%, from a year ago.

QoQ: Down 22% from CHF 1,030 million to CHF 808 million
Fixed income sales and trading revenues declined, reflecting reduced client trading activity. The decrease primarily reflected lower global credit products revenues due to significantly lower leveraged finance revenues. Emerging markets revenues were also lower reflecting volatile trading conditions in Brazil and EMEA. Global macro products revenues declined, primarily driven by lower rates revenues, though commodities and foreign exchange performance improved from subdued 3Q13 levels. The declines were partially offset by strong securitized products results driven by significantly higher agency performance. Fixed income risk-weighted assets under Basel III increased USD 3 billion, or 3%, from 3Q13.

Equity sales and trading
YoY: Up 19% from CHF 900 million to CHF 1,070 million
Increased results reflected continued market leadership, higher equity values and increased client activity. The increase was primarily driven by substantially higher derivatives revenues due to robust client activity and strong performance in Asia. We also had higher results from systematic market making driven by improved global coverage and significant market events including quantitative easing in Japan and strong US equity markets that resulted in higher global equity volumes. Cash equities revenues increased driven by market share gains and more favorable trading conditions. Prime services revenues were resilient, albeit lower, reflecting sustained market leadership and increased client balances.

QoQ: Down 2% from CHF 1,095 to CHF 1,070 million
Results reflected higher derivatives revenues driven by higher industry trading volumes and higher cash equities results due to both higher industry volumes and market share gains in the US. These increases were offset by lower prime services revenues reflecting lower financing revenues.

Operating expenses
Compensation and benefits
YoY: Up 17% from CHF 1,139 million to CHF 1,335 million
The increase was driven by higher discretionary performance-related compensation expense due to variable compensation accruals reflecting 2013 full-year results. This increase was partially offset by lower salaries, reflecting lower headcount.

QoQ: Up 22% from CHF 1,094 million to CHF 1,335 million
The increase was primarily due to higher discretionary performance-related compensation expense due to variable compensation accrual based on full-year results.

General and administrative expenses
YoY: Down 2% from CHF 810 million to CHF 790 million
The decrease was primarily driven by lower technology costs and lower litigation provisions.

QoQ: Up 5% from CHF 754 million to CHF 790 million
The increase was primarily driven by higher legal and other professional fees. These increases were partially offset by lower litigation provisions.

Non-strategic results

Overview
Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily capital instruments that are not compliant with the Basel III capital framework and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.

4Q13 results
In 4Q13, we reported a loss before taxes of CHF 1,032 million and net revenue losses of CHF 127 million. Total operating expenses increased compared to 4Q12 and 3Q13, reflecting significantly higher litigation provisions, primarily in connection with mortgage-related matters of CHF 806 million. Net revenue losses were lower compared to 4Q12 and 3Q13, driven by portfolio valuation gains, particularly in our legacy fixed income wind-down portfolio, reflecting various portfolio management measures.
As of the end of 4Q13, we reported risk-weighted assets under Basel III of USD 20 billion, down USD 3 billion from the end of 4Q12. This compares to our target of USD 6 billion by year-end 2015. Additionally, we reported Swiss leverage exposure of USD 87 billion, a reduction of USD 6 billion, or 6% from 3Q13. This compares to our target of USD 24 billion in Swiss leverage exposure by year-end 2015.

Full-year 2013 results
Results reflected net revenue losses of CHF 599 million in 2013 compared to net revenue losses of CHF 827 million in 2012, driven by portfolio valuation gains and lower funding costs. Total operating expenses increased, primarily driven by significantly higher litigation provisions. In 2013, we reduced risk-weighted assets under Basel III by USD 3 billion to USD 20 billion from the end of 2012.

Non-strategic results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	(127)	(196)	(286)	(35)	(56)	(599)	(827)	(28)
Provision for credit losses	0	0	(1)	–	100	2	0	–
Compensation and benefits	20	35	33	(43)	(39)	109	189	(42)
Total other operating expenses	885	211	134	319	–	1,424	409	248
of which litigation	842	150	78	461	–	1,220	192	–
Total operating expenses	905	246	167	268	442	1,533	598	156
Income/(loss) before taxes	(1,032)	(442)	(452)	133	128	(2,134)	(1,425)	50
Revenue details (CHF million)
Fixed income wind-down	60	(66)	(132)	–	–	(32)	(597)	(95)
Legacy rates business	(1)	(8)	(59)	(88)	(98)	12	40	(70)
Legacy funding costs	(93)	(95)	(103)	(2)	(10)	(382)	(417)	(8)
Other	(93)	(27)	8	244	–	(197)	147	–
Net revenues	(127)	(196)	(286)	(35)	(56)	(599)	(827)	(28)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	17,549	17,692	21,252	(1)	(17)	17,549	21,252	(17)
Risk-weighted assets – Basel III (USD)	19,721	19,565	23,224	1	(15)	19,721	23,224	(15)
Total assets	27,283	30,774	34,106	(11)	(20)	27,283	34,106	(20)
Swiss leverage exposure	77,700	84,413	–	(8)	–	77,700	–	–

The following provides a comparison of our non-strategic 4Q13 results versus 4Q12 (YoY) and versus 3Q13 (QoQ).

Net revenues
YoY: Up 56% from CHF (286) million to CHF (127) million
We had reduced net revenue losses driven by significant valuation gains, particularly in our fixed income wind-down portfolio and our legacy rates business, driven by various portfolio management measures. At the end of the quarter, risk-weighted assets under Basel III totaled USD 20 billion, a reduction of USD 3 billion.

QoQ: Up 35% from CHF (196) million to CHF (127) million
Results reflected reduced net revenue losses driven by significant valuation gains, particularly in our fixed income wind-down portfolio and legacy rates business, driven by various portfolio management measures. At the end of the quarter, risk-weighted assets under Basel III of USD 20 billion were flat compared to 3Q13.

Total operating expenses
YoY: Up 442% from CHF 167 million to CHF 905 million
The increase was driven by significantly higher litigation provisions, primarily CHF 806 million in connection with mortgage-related matters in 4Q13, including in connection with the March 2014 FHFA settlement.

QoQ: Up 268% from CHF 246 million to CHF 905 million
The increase was driven by higher other operating expenses in 4Q13, reflecting the higher litigation provisions.

Corporate Center

In 4Q13, we recorded a loss before taxes of CHF 389 million, primarily reflecting fair value losses from movements in own credit spreads and business realignment costs. These negative impacts were partially offset by gains from the sale of real estate.
For 2013, we reported a loss before taxes of CHF 1,455 million, primarily reflecting business realignment costs, fair value losses from movements in own credit spreads, reclassifications to discontinued operations and gains from the sale of real estate.

Corporate Center Results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	(177)	(419)	(351)	(58)	(50)	(790)	(2,781)	(72)
Provision for credit losses	1	0	0	–	–	2	0	–
Compensation and benefits	119	115	169	3	(30)	455	636	(28)
General and administrative expenses	109	21	315	419	(65)	196	464	(58)
Commission expenses	(17)	4	(11)	–	55	12	8	50
Total other operating expenses	92	25	304	268	(70)	208	472	(56)
Total operating expenses	211	140	473	51	(55)	663	1,108	(40)
Loss before taxes	(389)	(559)	(824)	(30)	(53)	(1,455)	(3,889)	(63)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	15,306	15,984	16,590	(4)	(8)	15,306	16,590	(8)
Total assets	87,244	86,886	80,733	0	8	87,244	80,733	8
Swiss leverage exposure	83,622	79,231	–	6	–	83,622	–	–
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Strategic and Non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12
Statements of operations (CHF million)
Net revenues	(17)	10	(84)	(160)	(429)	(267)	(177)	(419)	(351)
Provision for credit losses	1	0	0	0	0	0	1	0	0
Compensation and benefits	22	77	(13)	97	38	182	119	115	169
Total other operating expenses	28	22	17	64	3	287	92	25	304
Total operating expenses	50	99	4	161	41	469	211	140	473
Income/(loss) before taxes	(68)	(89)	(88)	(321)	(470)	(736)	(389)	(559)	(824)

Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance.
> Refer to “Strategic development of our businesses” in Credit Suisse – Information and developments – Format of presentation and changes in reporting for further information on non-strategic items.

In 4Q13, losses before taxes of CHF 389 million improved from losses before taxes of CHF 824 in 4Q12, mainly reflecting litigation provisions of CHF 227 million in 4Q12, as well as lower fair value losses on own credit spreads in 4Q13 of CHF 202 million compared to CHF 376 million in 4Q12. The fair value losses on own long-term vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. 4Q13 results also included lower business realignment costs of CHF 131 million, compared to CHF 285 million in 4Q12. The business realignment costs primarily consisting of severance and other compensation expenses relating to Group-wide cost efficiency initiatives. The improvement in 4Q13 results was partly offset by lower gains on sale of real estate of CHF 68 million in 4Q13, compared to CHF 151 million in 4Q12 and IT architecture simplification costs of CHF 69 million in 4Q13.
For full year 2013, losses before taxes of CHF 1,455 million improved from losses before taxes of CHF 3,889 million in 2012, mainly reflecting lower fair value losses on own credit spreads of CHF 315 million, compared to CHF 2,939 million in 2012. 2013 results also included lower business realignment costs of CHF 394 million, compared to CHF 680 million in 2012. Business realignment costs in 2013 primarily consisted of severance and other compensation expenses relating to Group-wide cost efficiency initiatives. 2012 results included litigation provisions related to National Century Financial Enterprises, with no litigation provisions in Corporate Center in 2013. The improvement in 2013 results was partly offset by lower gains on sale of real estate of CHF 68 million in 2013, compared to CHF 533 million in 2012 and IT architecture simplification costs of CHF 128 million in 2013. Additionally, Corporate Center’s 2013 results included losses of CHF 220 million comprising reclassifications to discontinued operations of revenues and expenses relating to the sales of our ETF and secondary private equity businesses and of our CFIG business, which was completed in January 2014, and the announced sale of our domestic private banking business booked in Germany.

Non-strategic results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net revenues	(160)	(429)	(267)	(63)	(40)	(735)	(2,546)	(71)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	161	41	469	293	(66)	372	809	(54)
Income/(loss) before taxes	(321)	(470)	(736)	(32)	(56)	(1,107)	(3,355)	(67)
of which fair value impact from movements in own credit spreads	(202)	(163)	(376)	24	(46)	(315)	(2,939)	(89)
of which realignment costs [1]	(131)	(38)	(285)	245	(54)	(394)	(680)	(42)
of which IT architecture simplification expenses	(69)	(40)	–	73	–	(128)	–	–
of which real estate sales	68	–	151	–	(55)	68	533	(87)
of which litigation provisions [2]	–	–	(227)	–	100	–	(227)	100
of which legacy funding costs [3]	6	(20)	(21)	–	–	(57)	(85)	(33)
of which reclassifications to discontinued operations [4]	5	(213)	15	–	(67)	(220)	9	–
of which other non-strategic items	2	4	7	(50)	(71)	(61)	34	–
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in 4Q13.
2 Represents litigation provisions related to National Century Financial Enterprises.
3 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
4
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.

in	4Q13	3Q13	4Q12	2013	2012
Fair value gains/(losses) from movements in own credit spreads	(202)	(163)	(376)	(315)	(2,939)
of which fair value gains/(losses) on own long-term vanilla debt	(180)	(68)	(197)	(268)	(1,663)
of which fair value gains/(losses) from DVA on structured notes	(69)	(99)	(120)	(130)	(958)
of which fair value gains/(losses) on stand-alone derivatives	47	4	(59)	83	(318)

Assets under management

We had net asset inflows from continuing operations of CHF 4.2 billion during 4Q13 and assets under management from continuing operations of CHF 1,253.4 billion as of the end of 4Q13.

Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management from continuing operations of CHF 1,253.4 billion increased 1.1% compared to the end of 3Q13, as positive market movements and net new assets were partially offset by adverse foreign exchange-related movement. Compared to the end of 4Q12, assets under management from continuing operations were CHF 55.6 billion higher, reflecting net new assets of CHF 36.1 billion and positive market movements, partially offset by adverse foreign exchange-related movements and structural effects.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

Assets under management and client assets
	end of			% change
	4Q13	3Q13	4Q12	QoQ	YoY
Assets under management (CHF billion)
Wealth Management Clients	790.7	782.9	758.0	1.0	4.3
Corporate & Institutional Clients	250.0	241.1	223.8	3.7	11.7
Asset Management [1]	352.3	349.0	325.3	0.9	8.3
Non-strategic	44.4	48.7	84.7	(8.8)	(47.6)
Assets managed across businesses [2]	(155.0)	(153.5)	(141.0)	1.0	9.9
Assets under management	1,282.4	1,268.2	1,250.8	1.1	2.5
of which continuing operations	1,253.4	1,239.3	1,197.8	1.1	4.6
of which discontinued operations	29.0	28.9	53.0	0.3	(45.3)
Assets under management from continuing operations	1,253.4	1,239.3	1,197.8	1.1	4.6
of which discretionary assets	397.6	393.3	365.5	1.1	8.8
of which advisory assets	855.8	846.0	832.3	1.2	2.8
Client assets (CHF billion)
Wealth Management Clients	904.5	895.7	870.1	1.0	4.0
Corporate & Institutional Clients	353.3	342.3	323.0	3.2	9.4
Asset Management [1]	352.3	349.0	325.3	0.9	8.3
Non-strategic	51.8	55.9	88.0	(7.3)	(41.1)
Assets managed across businesses [2]	(155.0)	(153.5)	(141.0)	1.0	9.9
Client Assets	1,506.9	1,489.4	1,465.4	1.2	2.8
of which continuing operations	1,477.5	1,460.0	1,411.8	1.2	4.7
of which discontinued operations	29.4	29.4	53.6	0.0	(45.1)
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
We recorded net new assets from continuing operations of CHF 4.2 billion in 4Q13.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 1.7 billion in 4Q13 with continued strong inflows from emerging markets partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 4.0 billion in 4Q13. Asset Management reported net asset outflows of CHF 0.5 billion in 4Q13, mainly from multi-asset class solutions and fixed income products partially offset by inflows in index strategies and credit products. In our non-strategic portfolio, net asset outflows of CHF 1.0 billion reflected the exit of certain businesses, of which CHF 0.2 billion were classified as discontinued operations.
In 2013, we recorded net new assets of CHF 36.1 billion from continuing operations.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 18.9 billion, particularly with inflows from emerging markets and our UHNWI client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 8.8 billion. Asset Management reported significant net new assets of CHF 15.0 billion, mainly from credit and index strategies and hedge funds products, partially offset by outflows from fixed income. In our non-strategic portfolio, net asset outflows of CHF 5.9 billion reflected the exit of certain businesses, of which CHF 4.0 billion were classified as discontinued operations.

Growth in assets under management
in	4Q13	3Q13	4Q12	2013	2012
Growth in assets under management (CHF billion)
Net new assets from continuing operations	4.2	8.8	7.1	36.1	11.4
Net new assets from discontinued operations	0.2	(0.7)	(0.3)	(4.0)	(0.6)
Net new assets	4.4	8.1	6.8	32.1	10.8
of which Wealth Management Clients	1.7	3.8	3.6	18.9	20.6
of which Corporate & Institutional Clients	4.0	0.5	1.1	8.8	1.5
of which Asset Management [1]	(0.5)	4.4	2.8	15.0	(8.3)
of which non-strategic	(1.0)	(1.2)	(0.9)	(5.9)	(2.1)
of which assets managed across businesses [2]	0.2	0.6	0.2	(4.7)	(0.9)
Other effects from continuing operations	9.9	(14.9)	(6.3)	19.5	52.9
Other effects from discontinued operations	(0.1)	(21.6)	(0.4)	(20.0)	1.9
Other effects	9.8	(36.5)	(6.7)	(0.5)	54.8
of which Wealth Management Clients	6.1	(3.2)	(7.2)	13.8	27.8
of which Corporate & Institutional Clients	4.9	2.3	2.4	17.4	19.3
of which Asset Management	3.8	(1.5)	0.8	12.0	14.6
of which non-strategic	(3.3)	(33.9)	(1.1)	(34.4)	2.2
of which assets managed across businesses [2]	(1.7)	(0.2)	(1.6)	(9.3)	(9.1)
Growth in assets under management from continuing operations	14.1	(6.1)	0.8	55.6	64.3
Growth in assets under management from discontinued operations	0.1	(22.3)	(0.7)	(24.0)	1.3
Growth in assets under management	14.2	(28.4)	0.1	31.6	65.6
of which Wealth Management Clients	7.8	0.6	(3.6)	32.7	48.4
of which Corporate & Institutional Clients	8.9	2.8	3.5	26.2	20.8
of which Asset Management [1]	3.3	2.9	3.6	27.0	6.3
of which non-strategic	(4.3)	(35.1)	(2.0)	(40.3)	0.1
of which assets managed across businesses [2]	(1.5)	0.4	(1.4)	(14.0)	(10.0)

Growth in assets under management (continued)
in	4Q13	3Q13	4Q12	2013	2012
Growth in assets under management (annualized) (%)
Net new assets from continuing operations	1.4	2.8	2.4	3.0	1.0
Net new assets from discontinued operations	2.8	(5.5)	(2.2)	(7.5)	(1.2)
Net new assets	1.4	2.5	2.2	2.5	0.9
of which Wealth Management Clients	0.9	1.9	1.9	2.5	2.9
of which Corporate & Institutional Clients	6.6	0.8	2.0	3.9	0.7
of which Asset Management [1]	(0.6)	5.1	3.5	4.6	(2.6)
of which non-strategic	(8.2)	(5.7)	(4.2)	(7.0)	(2.5)
of which assets managed across businesses [2]	(0.5)	(1.6)	(0.6)	3.3	0.7
Other effects from continuing operations	3.2	(4.8)	(2.1)	1.6	4.7
Other effects from discontinued operations	(1.4)	(168.7)	(3.0)	(37.8)	3.6
Other effects	3.1	(11.3)	(2.2)	0.0	4.6
of which Wealth Management Clients	3.1	(1.6)	(3.8)	1.8	3.9
of which Corporate & Institutional Clients	8.2	3.9	4.4	7.8	9.5
of which Asset Management	4.4	(1.7)	1.0	3.7	4.6
of which non-strategic	(27.1)	(161.8)	(5.0)	(40.6)	2.6
of which assets managed across businesses [2]	4.4	0.6	4.6	6.6	6.9
Growth in assets under management continuing operations	4.6	(2.0)	0.3	4.6	5.7
Growth in assets under management from discontinued operations	1.4	(174.2)	(5.2)	(45.3)	2.4
Growth in assets under management	4.5	(8.8)	0.0	2.5	5.5
of which Wealth Management Clients	4.0	0.3	(1.9)	4.3	6.8
of which Corporate & Institutional Clients	14.8	4.7	6.4	11.7	10.2
of which Asset Management [1]	3.8	3.4	4.5	8.3	2.0
of which non-strategic	(35.3)	(167.5)	(9.2)	(47.6)	0.1
of which assets managed across businesses [2]	3.9	(1.0)	4.0	9.9	7.6
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	3.0	3.3	1.0	–	–
Net new assets from discontinued operations	(7.5)	(8.4)	(1.2)	–	–
Net new assets	2.5	2.8	0.9
of which Wealth Management Clients	2.5	2.7	2.9	–	–
of which Corporate & Institutional Clients	3.9	2.7	0.7	–	–
of which Asset Management [1]	4.6	5.7	(2.6)	–	–
of which non-strategic	3.3	3.4	0.7	–	–
of which Assets managed across businesses [2]	0.0	0.0	0.0	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Net new assets
in	4Q13	3Q13	4Q12	2013	2012
Net new assets (CHF billion)
Wealth Management Clients	1.7	3.8	3.6	18.9	20.6
Corporate & Institutional Clients	4.0	0.5	1.1	8.8	1.5
Asset Management	(0.5)	4.4	2.8	15.0	(8.3)
Non-strategic	(1.0)	(1.2)	(0.9)	(5.9)	(2.1)
Assets managed across businesses [1]	0.2	0.6	0.2	(4.7)	(0.9)
Net new assets	4.4	8.1	6.8	32.1	10.8
of which continuing operations	4.2	8.8	7.1	36.1	11.4
of which discontinued operations	0.2	(0.7)	(0.3)	(4.0)	(0.6)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management

During 4Q13, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.

Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by the FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for further information on liquidity and funding management.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. The assets included in the liquidity pool consist of cash, high grade bonds, major market equity securities and other liquid securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top rated counterparties. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a LCR and a net stable funding ratio (NSFR).
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The BCBS also issued proposed revisions to the NSFR, which are expected to become the minimum standard by the previously announced date of January 1, 2018.
The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.
The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.
Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we began using the NSFR in 2012 as the primary tool to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. We estimate that our NSFR under the current FINMA framework was in excess of 100% as of the end of 4Q13. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions.
In November 2012, the Swiss Federal Council adopted a liquidity ordinance that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making in Switzerland. Both quantitative and qualitative requirements are consistent with existing FINMA liquidity requirements. In January 2014, the Swiss Federal Council and FINMA proposed revisions to the liquidity ordinance to include final Basel III LCR rules. Under the proposed revisions, systemically relevant banks like us will be subject to an initial minimum LCR requirement of 100% beginning in 2015.

Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
These assets include our liquidity pool, which as of the end of 4Q13 based on our internal model was CHF 140 billion, net of a stress test level haircut. The liquidity pool consisted of CHF 55 billion of cash held at major central banks, primarily the Fed, SNB and the ECB, CHF 52 billion of securities issued by governments and government agencies, primarily of the US, Britain, France, Germany and Switzerland and CHF 33 billion of other highly liquid assets including equity securities that form part of major indices. As of December 31, 2013, our internal model included the application of a stress test level haircut equal to approximately 60% of the market value of non-cash positions in the liquidity pool. The haircut reflects our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 4Q13 compared to 24% as of the end of 3Q13, reflecting a slight increase in loans and a slight decrease in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as a haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 297 billion as of the end of 4Q13 compared to CHF 298 billion as of the end of 3Q13, reflecting a stable customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
In 4Q13, we issued CHF 1.2 billion of senior debt. As of the end of 4Q13, our long-term debt outstanding was CHF 130 billion, which included senior and subordinated instruments. We had CHF 35 billion and CHF 14.3 billion of structured notes and covered bonds outstanding, respectively, as of the end of 4Q13 compared to CHF 36.6 billion and CHF 15.2 billion, respectively, as of the end of 4Q12.
> Refer to “Capital issuances and redemptions” in Capital management for information on issuances of capital notes, all of which constitute subordinated debt instruments.

As of the end of 4Q13, the weighted average maturity of long-term debt was 6.7 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.4 billion, CHF 3.4 billion and CHF 4.8 billion, respectively, as of the end of 4Q13, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
As of the end of 4Q13, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2012 for further information.

Capital management

As of the end of 4Q13, our capital position remained strong with a CET1 ratio of 15.7% under Basel III and 10.0% on a look-through basis. Our RWA under Basel III increased slightly to CHF 273.8 billion compared to 3Q13. Our Swiss leverage ratio was 5.1%.

Regulatory capital framework
Overview
Effective January 1, 2013, the Basel II.5 framework, under which we operated in 2012, was replaced by the Basel III framework, which was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business. Our 4Q12 calculations of capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2012 for further information.

Capital structure under Basel III
The BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA).
In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2013		2014		2015		2016		2017		2018		2019
Capital ratios
CET1	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer							0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB							0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	3.5%		4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.0%	[1]	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	4.5%		5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	3.5%	[1]	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates transition period.
2 Includes goodwill and other intangible assets, certain deferred tax assets and participations in financial institutions.

A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through January 1, 2019.
Beginning January 1, 2013, capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

Swiss Requirements
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss Requirements. Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in from 2013 through 2018 and are fully effective January 1, 2019. The legislation on capital requirements builds on Basel III, but in respect of systemically relevant banks goes beyond its minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. For 2014, FINMA set our progressive component requirement at 3.66%, a decrease from the 4.41% applicable in 2013, reflecting our size and market share based on data as of year-end 2012. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. In February 2013, upon the request of the SNB, the Swiss Federal Council activated the countercyclical capital buffer, which was effective September 30, 2013 and requires banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgage loans that finance residential property in Switzerland. As of December 31, 2013, our countercyclical buffer was CHF 144 million, which is equivalent to an additional requirement of 0.05% of CET1 capital. In January 2014, upon the request of SNB, the Swiss Federal Council further increased the countercyclical buffer from 1% to 2%, effective June 30, 2014.
We also measure Swiss Core Capital and Swiss Total Capital. Swiss Core Capital consists of CET1 capital and tier 1 participation securities, which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other Swiss adjustments. Our Swiss Total Capital consists of Swiss Core Capital, high-trigger capital instruments and low-trigger capital instruments.
As of January 1, 2013, we must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR) and, since January 1, 2013, advanced credit valuation adjustment (CVA). The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. Advanced CVA covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
FINMA, in line with Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 4Q13, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
With FINMA approval, we have implemented a Comprehensive Risk Measure framework to calculate a capital charge covering all price risks (default, spread and correlation risk) within the credit correlation products within our trading book portfolio.
Effective January 1, 2013, FINMA introduced increased capital charges for mortgage loans that finance certain residential property in Switzerland (mortgage multiplier). These increased capital charges, which are applied for both BIS and FINMA purposes, will be phased in by January 1, 2019.
> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.

Regulatory developments and proposals
In January 2014, the BCBS published the framework and disclosure requirements for the Basel III leverage ratio. The required Basel III leverage ratio, which seeks to measure tier 1 capital against exposure, is expected to be at least 3%. Although the effective date of the Basel III leverage ratio is not until 2018, banks will be required to disclose the ratio on a consolidated basis beginning in 2015, subject to implementation by national regulators.
In accordance with BCBS’s G-SIB loss absorbency requirements and FINMA’s capital adequacy disclosure requirements, banks with a balance sheet exceeding EUR 200 billion must publish annually 12 financial indicators, such as size and complexity. Depending on these financial indicators, the FSB will set the progressive buffer for G-SIBs. The reporting requirement is effective December 31, 2013 and disclosures must be made by April 30.
From January 1, 2014, the Capital Requirement Directive (CRD) IV package of legislation (comprising a directive and a regulation) will replace the current CRD directive with new measures implementing Basel III and other requirements. As part of the transition to CRD IV, the UK’s Prudential Regulation Authority has reviewed the permissions of UK financial institutions, including those of our subsidiaries, to use their current internal modeling for capital calculation purposes as well as new models required for CRD IV compliance. The majority of the models for our subsidiaries were approved and certain models will require updates in line with latest BCBS guidance and regulatory feedback on modeling techniques.
The SNB has previously designated the Group as a financial group of systemic importance under applicable Swiss law. Following that designation, in December 2013, FINMA issued a decree specifying capital adequacy requirements addressed to the Bank on a stand-alone basis and the Bank and the Group, each on a consolidated basis as systemically relevant institutions. It also specified liquidity and risk diversification requirements for the Bank at the stand-alone level. The decree is expected to become effective in 1Q14.

Capital issuances and redemptions
In December 2013, we issued USD 2.25 billion 7.5% tier 1 capital notes (7.5% tier 1 capital notes).
These notes, together with one other series of tier 1 capital notes and two series of tier 2 capital notes, which were issued in 3Q13, qualify as low-trigger capital instruments and have a write-down feature, which means that the full principal amount of the notes will be permanently written down to zero upon the occurrence of specified triggering events. These events occur when the amount of our CET1 ratio, together with an additional ratio described below that takes into account other outstanding capital instruments, falls below a specified level (5% for the tier 2 capital notes and 5.125% for the tier 1 capital notes). The write-down can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and determines a write-down is not required. The capital notes will also be written down upon a non-viability event, which occurs when FINMA determines that a write-down is necessary, or that we require extraordinary public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances.
The capital ratio write-down triggers for each of the series of capital notes issued in 2013 take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write-down of the respective 2013 capital notes. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount under the terms of the capital notes issued in 2013.

For the tier 2 capital notes as of the end of 4Q13, the Higher Trigger Capital Amount was CHF 10.0 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.7%. For the tier 1 capital notes as of the end of 4Q13, the Higher Trigger Capital Amount was CHF 7.7 billion and the Higher Trigger Capital Ratio was 2.8%.
> Refer to the table “BIS statistics – Basel III” for further information on the BIS statistics used to calculate such measures.

In October 2013, based on a prior agreement with an entity affiliated with Qatar Investment Authority, we exchanged such entity’s holding of all of the CHF 2.5 billion 10% tier 1 capital notes and USD 1.72 billion of the 11% tier 1 capital notes into equivalent principal amounts of tier 1 high-trigger capital instruments. In addition, we redeemed USD 55 million of the 11% tier 1 capital notes for cash.
> Refer to “Related party transactions” in IV – Corporate Governance and Compensation – Corporate Governance – Banking relationships with members of the Board and Executive Board and related party transactions in our 2012 Annual Report for further information on the agreement to exchange.

In December 2013, we redeemed USD 1.5 billion of 8.25% subordinated tier 1 participation securities. Prior to the call and as advised by FINMA, these tier 1 participation securities formed part of Swiss Core Capital under Swiss Requirements, whereas under Basel III, these instruments were included in additional tier 1 instruments subject to phase out. Our remaining USD 1.5 billion of outstanding participation securities are similarly treated and we are reviewing a potential early call of them.
All of the issuances and redemptions effected in 2013 were approved by FINMA.

Capital metrics under Basel III
Regulatory capital and ratios – Group
Our CET1 ratio was 15.7% as of the end of 4Q13, compared to 16.3% as of the end of 3Q13, due to an increase in RWA and a decrease in CET1 capital. Our tier 1 ratio was 16.8% as of the end of 4Q13, compared to 17.0% as of the end of 3Q13. Our total capital ratio remained stable at 20.6% as of the end of 4Q13 compared to the end of 3Q13.
CET1 capital was CHF 43.0 billion as of the end of 4Q13 compared to CHF 43.8 billion as of the end of 3Q13, reflecting a net loss, a negative foreign exchange translation impact and a quarterly dividend accrual, partially offset by the impact of share-based compensation.
Additional tier 1 capital increased to CHF 3.1 billion, mainly due to the issuance of the 7.5% tier 1 capital notes. Tier 2 capital decreased slightly to CHF 10.2 billion as of the end of 4Q13.
Total eligible capital was stable at CHF 56.3 billion as of the end of 4Q13 compared to the end of 3Q13, reflecting the decrease in CET1 capital and the redemption of the 8.25% subordinated tier 1 participation securities, partially offset by the issuance of the 7.5% tier 1 capital notes.
RWA increased 2%, from CHF 269.3 billion as of the end of 3Q13 to CHF 273.8 billion as of the end of 4Q13, reflecting an increase in operational risk together with a minor increase in market risk, partially offset by a decrease in credit risk and a decrease resulting from foreign exchange translation.
The increase in operational risk resulted from revisions to the model to measure operational risk as of December 31, 2013 to include all litigation provisions, parameter updates and an add-on component relating to the aggregate range of reasonably possible litigation losses not covered by existing provisions.
The increase in market risk was driven by higher exposures, particularly within fixed income, impacting stressed VaR and incremental risk charges. This was partially offset by decreases in trading book mortgage securitization exposures, reduced regular VaR, particularly within securitized products and global credit products, and lower risks not covered by our VaR model following the inclusion of certain risk components into the modeled VaR.
The decrease in credit risk was driven by a decrease in CVA, primarily within Investment Banking, partially offset by an increase in credit risk within Investment Banking. CVA decreased following increased hedging during the period. The increase in Investment Banking credit risk primarily resulted from increases in lending exposures across various business areas, most notably from increased commitments extended by the leverage finance business, partially offset by decreases in secured financing and unsettled trades.
> Refer to the table “BIS statistics – Basel III” for further information.
> Refer to “Market risk”, “Credit risk” and “Operational risk” in Risk management for further information.

Other regulatory disclosures
In connection with the implementation of Basel III, additional regulatory disclosures are required. Additional information on capital instruments, including main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, subsidiary regulatory reporting, reconciliation requirements and Pillar 3 disclosures can be found on the Investor Relations website.
> Refer to https://www.credit-suisse.com/investors/en/regulatory_disclosures/index.jsp for additional information.

BIS statistics – Basel III
	Group							Bank
							% change							% change
end of	4Q13		3Q13		4Q12		QoQ	4Q13		3Q13		4Q12		QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,164		42,162		35,498		0	39,992		36,260		34,767		10
Mandatory and contingent convertible securities	–	[1]	–	[1]	3,598	[1]	–	–		–		–		–
Regulatory adjustments	(1,069)	[2]	(1,044)	[2]	(303)	[2]	2	(3,504)	[3]	(4,247)	[3]	(3,879)	[3]	(17)
Adjustments subject to phase in 4	1,894		2,662		2,707		(29)	1,540		5,906		5,829		(74)
CET1 capital	42,989		43,780		41,500		(2)	38,028		37,919		36,717		0
Additional tier 1 instruments	7,484	[5]	1,792		1,516		318	6,644		1,792		1,545		271
Additional tier 1 instruments subject to phase out [6]	3,652		8,967		10,416		(59)	3,652		8,967		10,416		(59)
Deductions from additional tier 1 capital [7]	(8,064)		(8,662)		(9,075)		(7)	(7,219)		(7,770)		(8,201)		(7)
Additional tier 1 capital	3,072		2,097		2,857		46	3,077		2,989		3,760		3
Total tier 1 capital	46,061		45,877		44,357		0	41,105		40,908		40,477		0
Tier 2 instruments	6,263	[5]	6,381		2,568		(2)	6,263		6,381		2,572		(2)
Tier 2 instruments subject to phase out	4,321		4,438		5,016		(3)	5,016		5,427		6,634		(8)
Deductions from tier 2 capital	(357)		(341)		(422)		5	(318)		(300)		(377)		6
Tier 2 capital	10,227		10,478		7,162		(2)	10,961		11,508		8,829		(5)
Total eligible capital	56,288		56,355		51,519		0	52,066		52,416		49,306		(1)
Risk-weighted assets (CHF million)
Credit risk	175,631		180,223		201,764		(3)	166,324		169,982		191,649		(2)
Market risk	39,133		37,989		39,466		3	39,111		37,977		39,438		3
Operational risk	53,075		44,788		45,125		19	53,075		44,788		45,125		19
Non-counterparty risk	6,007		6,263		6,126		(4)	5,758		6,009		5,873		(4)
Risk-weighted assets	273,846		269,263		292,481		2	264,268		258,756		282,085		2
Capital ratios (%)
CET1 ratio	15.7		16.3		14.2		–	14.4		14.7		13.0		–
Tier 1 ratio	16.8		17.0		15.2		–	15.6		15.8		14.3		–
Total capital ratio	20.6		20.9		17.6		–	19.7		20.3		17.5		–
1 Converted and settled into 233.5 million shares on April 8, 2013 and reflected in total shareholders' equity as of that date.
2 Includes regulatory adjustments not subject to phase in, including a cumulative dividend accrual.
3 Includes regulatory adjustments not subject to phase in, including the cumulative dividend accrual, and an adjustment for tier 1 participation securities.
4
Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments. For the years 2014 - 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions).

5
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.7 billion consists of capital instruments with a capital ratio write-down trigger of 7%, CHF 2.3 billion consists of capital instruments with a capital ratio write-down trigger of 5.125% and CHF 3.7 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

6 Includes tier 1 participation securities and hybrid capital instruments that are subject to phase out.
7
Includes goodwill and other intangible assets of CHF 8.2 billion and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

CET1 capital movement – Basel III
	4Q13		3Q13
CET1 capital (CHF million)
Balance at beginning of period	43,780		44,430
Net income/(loss)	(476)		454
Foreign exchange impact	(516)		(1,033)
Other	201	[1]	(71)	[1]
Balance at end of period	42,989		43,780
1 Reflects the effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.

Look-through CET1 ratio
For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions). Assuming fully phased-in deductions of CHF 8.2 billion of goodwill and other intangible assets and CHF 7.5 billion of other regulatory adjustments, we estimate that our Look-through CET1 ratio as of the end of 4Q13 would be 10.0%, calculated based on Look-through RWA of CHF 266 billion.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in Credit Risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.

Risk-weighted assets by division – Basel III
	end of			% change
	4Q13	3Q13	4Q12	QoQ	Ytd
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	94,395	92,434	96,009	2	(2)
Investment Banking	156,402	152,638	171,511	2	(9)
Corporate Center	23,049	24,191	24,961	(5)	(8)
Risk-weighted assets	273,846	269,263	292,481	2	(6)

Capital metrics under Swiss Requirements
Swiss Core and Total Capital ratios
Swiss Core Capital consists of CET1 capital, tier 1 participation securities which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other adjustments. Swiss Total Capital also includes high-trigger capital instruments and low-trigger capital instruments. As of the end of 4Q13, our Swiss Core Capital and Swiss Total Capital ratios were 16.2% and 21.2%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.0% and 8.1%, respectively.

Swiss Core and Total Capital ratios
	Group				Bank
				% change				% change
end of	4Q13	3Q13	4Q12	QoQ	4Q13	3Q13	4Q12	QoQ
Capital development (CHF million)
CET1 capital	42,989	43,780	41,500	(2)	38,028	37,919	36,717	0
Swiss regulatory adjustments [1]	1,658	1,907	2,481	(13)	1,711	2,858	2,864	(40)
Swiss Core Capital	44,647	45,687	43,981	(2)	39,739	40,777	39,581	(3)
High-trigger capital instruments [2]	7,743	4,052	4,084	91	7,743	4,052	4,084	91
Low-trigger capital instruments [3]	6,005	4,121	–	46	5,164	4,121	–	25
Swiss Total Capital	58,395	53,860	48,065	8	52,646	48,950	43,665	8
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	273,846	269,263	292,481	2	264,268	258,756	282,085	2
Swiss regulatory adjustments [4]	1,015	1,317	1,259	(23)	1,020	1,298	1,220	(21)
Swiss risk-weighted assets	274,861	270,580	293,740	2	265,288	260,054	283,305	2
Capital ratios (%)
Swiss Core Capital ratio	16.2	16.9	15.0	–	15.0	15.7	14.0	–
Swiss Total Capital ratio	21.2	19.9	16.4	–	19.8	18.8	15.4	–
1
Consists of tier 1 participation securities of CHF 1.3 billion, additional tier 1 deductions for which there is not enough tier 1 capital available and is therefore deducted from Swiss Core Capital and other Swiss regulatory adjustments.

2 Consists of CHF 5.2 billion additional tier 1 instruments and CHF 2.5 billion tier 2 instruments.
3 Consists of CHF 2.3 billion additional tier 1 instruments and CHF 3.7 billion tier 2 instruments.
4 Includes increased regulatory thresholds resulting from additional Swiss Core Capital.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	4Q13	Minimum component	Buffer component	Progressive component	Excess	4Q13
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–	–	–	274.9	–	–	–	–	265.3
2013 Swiss capital requirements [1]
Minimum Swiss Total Capital ratio	3.5%	3.5%	1.1%	–	8.1%	3.5%	3.5%	1.1%	–	8.1%
Minimum Swiss Total Capital (CHF billion)	9.6	9.6	3.0	–	22.3	9.3	9.3	2.9	–	21.5
Swiss capital coverage (CHF billion)
Swiss Core Capital	9.6	1.9	–	33.2	44.6	9.3	1.5	–	28.9	39.7
High-trigger capital instruments	–	7.7	–	–	7.7	–	7.7	–	–	7.7
Low-trigger capital instruments	–	–	3.0	3.0	6.0	–	–	2.9	2.2	5.2
Swiss Total Capital	9.6	9.6	3.0	36.1	58.4	9.3	9.3	2.9	31.1	52.6
Capital ratios (%)
Swiss Total Capital ratio	3.5%	3.5%	1.1%	13.1%	21.2%	3.5%	3.5%	1.1%	11.7%	19.8%
Rounding differences may occur. Excludes countercyclical buffer that was required as of September 30, 2013.
1 The Swiss capital requirements are based on a percentage of RWA.

Look-through Swiss Core and Total Capital ratios
The look-through basis assumes fully phased-in goodwill and other intangible assets and other regulatory adjustments. On a look-through basis, our Swiss Core Capital was CHF 28.3 billion and our Swiss Core Capital ratio was 10.6%, compared to a 10.0% ratio that we target. Our Swiss Total Capital was CHF 42.1 billion and our Swiss Total Capital ratio was 15.7%, each on a look-through basis.

Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss Total Capital, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons. As of the end of 4Q13, our Swiss leverage ratio was 5.1%. As of the end of 4Q13, our total exposure was CHF 1,131 billion, compared to our year-end 2013 target of CHF 1,190 billion. We have revised our long-term target to CHF 1,070 billion.

Swiss leverage ratio
	Group			Bank
			% change			% change
end of	4Q13	3Q13	QoQ	4Q13	3Q13	QoQ
Swiss Total Capital (CHF million)
Swiss Total Capital	58,395	53,860	8	52,646	48,950	8
Exposure (CHF million) [1]
Balance sheet assets	890,242	903,593	(1)	872,097	885,852	(2)
Off-balance sheet exposures	133,426	144,943	(8)	132,567	144,107	(8)
Regulatory adjustments	130,150	157,302	(17)	127,795	154,818	(17)
Total average exposure	1,153,818	1,205,838	(4)	1,132,459	1,184,777	(4)
Swiss leverage ratio (%)
Swiss leverage ratio	5.1	4.5	–	4.6	4.1	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.

Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	4Q13	Minimum component	Buffer component	Progressive component	Excess	4Q13
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,153.8	–	–	–	–	1,132.5
2013 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.84%	0.84%	0.26%	–	1.94%	0.84%	0.84%	0.26%	–	1.94%
Minimum Swiss leverage (CHF billion)	9.7	9.7	3.1	–	22.4	9.5	9.5	3.0	–	22.0
Swiss capital coverage (CHF billion)
Swiss Core Capital	9.7	1.9	–	33.0	44.6	9.5	1.8	–	28.5	39.7
High-trigger capital instruments	–	7.7	–	–	7.7	–	7.7	–	–	7.7
Low-trigger capital instruments	–	–	3.1	3.0	6.0	–	–	3.0	2.2	5.2
Swiss Total Capital	9.7	9.7	3.1	36.0	58.4	9.5	9.5	3.0	30.6	52.6
Swiss leverage ratio (%)
Swiss leverage ratio	0.84%	0.84%	0.26%	3.1%	5.1%	0.84%	0.84%	0.26%	2.7%	4.6%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.

Look-through Swiss leverage ratio
The look-through basis assumes fully phased-in goodwill and other intangible assets and other regulatory adjustments. On a look-through basis, the Group’s Swiss leverage ratio was 3.7%, compared to the 4% requirement for 2019 taking into account FINMA’s reduction of our progressive component requirement beginning in 2014.

Total shareholders’ equity
Our total shareholders’ equity remained unchanged at CHF 42.2 billion as of the end of 4Q13 compared to the end of 3Q13. Total shareholders’ equity was impacted by an actuarial pension adjustment, the effect of share-based compensation and the purchase of subsidiary shares from non-controlling interests, relating to the redemption of tier 1 participation securities, offset by the impact of foreign exchange-related movements on cumulative translation adjustments, a net loss, financial instruments indexed to own shares and dividend payments.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.

Capital
	end of			% change
	4Q13	3Q13	4Q12	QoQ	YoY
Shareholders' equity (CHF million)
Common shares	64	64	53	0	21
Additional paid-in capital	27,853	27,503	23,636	1	18
Retained earnings	30,261	30,859	28,171	(2)	7
Treasury shares, at cost	(139)	(85)	(459)	64	(70)
Accumulated other comprehensive income/(loss)	(15,875)	(16,179)	(15,903)	(2)	0
Total shareholders' equity	42,164	42,162	35,498	0	19
Goodwill	(7,999)	(8,114)	(8,389)	(1)	(5)
Other intangible assets	(210)	(210)	(243)	0	(14)
Tangible shareholders' equity [1]	33,955	33,838	26,866	0	26
Shares outstanding (million)
Common shares issued	1,596.1	1,595.4	1,320.8	0	21
Treasury shares	(5.2)	(3.0)	(27.0)	73	(81)
Shares outstanding	1,590.9	1,592.4	1,293.8	0	23
Par value (CHF)
Par value	0.04	0.04	0.04	0	0
Book value per share (CHF)
Total book value per share	26.50	26.48	27.44	0	(3)
Goodwill per share	(5.03)	(5.10)	(6.48)	(1)	(22)
Other intangible assets per share	(0.13)	(0.13)	(0.19)	0	(32)
Tangible book value per share [1]	21.34	21.25	20.77	0	3
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management

In 4Q13, overall position risk increased 7%, utilized economic capital increased 5%, average risk management VaR in US dollars was stable at USD 44 million and gross impaired loans decreased 3% to CHF 1.5 billion.

Economic capital and position risk
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes, prior-period balances are restated in order to show meaningful trends.
In 4Q13, we made an enhancement to the position risk methodology for risk management purposes. For our non-recourse lending business, we refined the modeling of our equity-based collateral to better capture the market risk associated with liquidating the collateral in a stressed environment. The impact of this methodology change on position risk for the Group as of the end of 3Q13 was an increase of CHF 66 million, or 0.6%. This increase was partially offset by a decrease of CHF 12 million due to an enhancement to the dataset, resulting in a CHF 54 million overall net increase in 3Q13 position risk.
For utilized economic capital used for capital management purposes, the impact of the above methodology change on position risk was simultaneously offset in part by the reversal of our previously budgeted estimate for this planned methodology change as reflected in other risks. The net impact of this methodology change on utilized economic capital for the Group as of the end of 3Q13 was an increase of CHF 40 million, or 0.1%. This increase was partially offset by a decrease of CHF 19 million due to the enhancement to the dataset, resulting in a CHF 21 million overall net increase in 3Q13 utilized economic capital.
> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on economic capital and position risk.

Key position risk trends
Position risk for risk management purposes as of the end of 4Q13 increased 7% compared to the end of 3Q13. Excluding the US dollar translation impact, position risk increased 9%, mainly due to higher interest rate, foreign exchange and credit spread exposures in fixed income trading as well as increased exposures in Eastern Europe in emerging markets country event risk. Position risk also increased due to new loan commitments in Investment Banking in international lending & counterparty exposures.

Position risk
	end of			% change
	4Q13	3Q13	4Q12	QoQ	YoY
Position risk (CHF million)
Fixed income trading [1]	3,318	2,383	2,489	39	33
Equity trading & investments	1,715	1,652	1,893	4	(9)
Private banking corporate & retail lending	2,350	2,404	2,382	(2)	(1)
International lending & counterparty exposures	4,957	4,801	4,260	3	16
Emerging markets country event risk	1,412	1,046	1,041	35	36
Real estate & structured assets [2]	1,862	1,755	1,985	6	(6)
Simple sum across risk categories	15,614	14,041	14,050	11	11
Diversification benefit [3]	(3,571)	(2,831)	(2,820)	26	27
Position risk (99% confidence level for risk management purposes)	12,043	11,210	11,230	7	7
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Compared to the end of 4Q12, position risk for risk management purposes increased 7%. Excluding the US dollar translation impact, position risk increased 10%, mainly due to higher foreign exchange, interest rate and credit spread exposure in fixed income trading as well as new loan commitments and increased counterparty risk in Investment Banking in international lending & counterparty exposures. Position risk also increased due to increased exposures in Eastern Europe in emerging markets country event risk. These increases were partially offset by reduced exposures in equity trading & investments due to private equity sales.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital
	in / end of			% change
	4Q13	3Q13	4Q12	QoQ	YoY
Economic capital resources (CHF million)
Look-through CET1 capital (Basel III)	26,480	26,617	22,690	(1)	17
Economic adjustments [1]	11,464	9,170	9,391	25	22
Economic capital resources	37,944	35,787	32,081	6	18
Utilized economic capital (CHF million)
Position risk (99.97% confidence level)	21,262	19,743	19,798	8	7
Operational risk	4,195	4,093	4,093	2	2
Other risks [2]	6,821	6,829	7,210	0	(5)
Utilized economic capital	32,278	30,665	31,101	5	4
Utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,200	9,469	9,646	(3)	(5)
Investment Banking	20,852	18,959	19,232	10	8
Corporate Center [3]	2,244	2,256	2,242	(1)	0
Utilized economic capital - Credit Suisse [4]	32,278	30,665	31,101	5	4
Average utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,334	9,569	9,809	(2)	(5)
Investment Banking	19,905	19,666	19,228	1	4
Corporate Center [3]	2,250	2,253	2,256	0	0
Average utilized economic capital - Credit Suisse [5]	31,471	31,469	31,282	0	1
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to Look-through CET1 capital to enable comparison between economic capital utilization and economic capital resources under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain methodology changes planned for 2014.

3 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.
4 Includes a diversification benefit of CHF 18 million, CHF 19 million and CHF 19 million as of the end of 4Q13, 3Q13 and 4Q12, respectively.
5 Includes a diversification benefit of CHF 18 million, CHF 19 million and CHF 11 million as of the end of 4Q13, 3Q13 and 4Q12, respectively.

Utilized economic capital trends
In 4Q13, our utilized economic capital increased 5%. Excluding the US dollar translation impact, utilized economic capital increased 6%, mainly due to higher position risk primarily in Investment Banking.
For Private Banking & Wealth Management, utilized economic capital decreased 3%, mainly due to decreased position risk in equity trading & investments and private banking corporate & retail lending, partially offset by increased emerging markets country event risk.
For Investment Banking, utilized economic capital increased 10%. Excluding the US dollar translation impact, utilized economic capital increased 12%, mainly due to increased position risk in fixed income trading, international lending & counterparty exposures and emerging markets country event risk.
For Corporate Center, utilized economic capital decreased 1%, mainly due to decreased position risk in equity trading & investments.

Market risk
Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations. Risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading portfolio and are reflected in our VaR measures.
Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 4Q13, we updated our VaR models to better reflect that borrowing costs may differ from the risk-free rate when calculating forward equity prices and to better capture the volatility skew risk for foreign exchange products. The cumulative impact of these updates on the average 4Q13 risk management VaR was immaterial and prior periods have not been restated.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes an incremental risk charge, stressed VaR and, since January 1, 2013, consideration of the impact of changes in a counterparty’s credit spreads (also known as CVA).
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR was stable at USD 44 million from 3Q13, as an increase in equity exposures was offset by a reduction in interest rate and foreign exchange exposures and lower market volatility. Compared to 4Q12, average risk management VaR decreased 4% due to reduced residential mortgage-backed securities (RMBS), agency collateralized mortgage obligations and cash equity exposures.
Period-end risk management VaR increased 31% to USD 51 million from 3Q13. The increase mainly reflected higher equity exposures, partially offset by a reduction in market volatility. Compared to 4Q12, period-end risk management VaR increased 16%, reflecting increased equity exposures and reduced portfolio diversification benefit, partially offset by lower interest rate and foreign exchange exposures.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)							Regulatory VaR (99%)
in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
4Q13 (CHF million)
Average	36	8	2	17	(23)		40	32
Minimum	33	3	1	13	–	[1]	33	22
Maximum	38	15	3	24	–	[1]	45	44
End of period	33	6	3	24	(21)		45	31
3Q13 (CHF million)
Average	38	9	2	14	(22)		41	36
Minimum	33	3	1	11	–	[1]	33	27
Maximum	45	17	4	20	–	[1]	48	52
End of period	37	6	2	14	(24)		35	28
4Q12 (CHF million)
Average	47	9	2	20	(35)		43	44
Minimum	36	4	1	15	–	[1]	34	34
Maximum	63	16	5	32	–	[1]	56	53
End of period	44	12	2	17	(35)		40	52
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)							Regulatory VaR (99%)
in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
4Q13 (USD million)
Average	39	9	2	18	(24)		44	35
Minimum	37	3	1	15	–	[1]	37	24
Maximum	42	17	4	27	–	[1]	51	49
End of period	37	7	3	27	(23)		51	35
3Q13 (USD million)
Average	41	10	2	15	(24)		44	39
Minimum	35	4	1	12	–	[1]	35	30
Maximum	49	18	4	22	–	[1]	51	54
End of period	41	7	2	16	(27)		39	31
4Q12 (USD million)
Average	50	9	3	22	(38)		46	47
Minimum	38	5	1	16	–	[1]	36	37
Maximum	68	17	5	35	–	[1]	59	57
End of period	49	13	2	18	(38)		44	57
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 4Q13 and in the 12-month-period ending with such quarter. Since there were fewer than five backtesting exceptions in the rolling 12-month period ending as of the end of 4Q13, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 4Q13 with those for 3Q13 and 4Q12. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 4Q13, we had no trading loss days, compared to one trading loss day in 3Q13.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits. This risk is monitored on a daily basis.
The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 8.5 million as of the end of 4Q13 and 3Q13.

Credit risk
Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on credit risk.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.
The credit risk exposure in the table and the related description of developments is presented on a risk-based view before deduction of any related allowance for loan losses. Prior to our 4Q13 Financial Report, gross and net credit risk exposures were presented net of the allowance for loan losses. The net impact of this change in presentation was an increase of EUR 0.1 billion in both gross and net sovereign credit risk exposures to Greece as of the end of 4Q13. We present our credit risk exposure and related risk mitigation for the following distinct categories:

– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes CDS and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and total return swaps (TRS)).

CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable International Swaps and Derivatives Association (ISDA) master agreement that provides for daily margining.

Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Croatia, Cyprus, Greece, Ireland, Italy, Portugal and Spain as of the end of 4Q13 was EUR 4.3 billion, down from EUR 4.5 billion as of the end of 3Q13. Our net exposure to these sovereigns was stable at EUR 0.8 billion compared to the end of 3Q13. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 4Q13 included net exposure to financial institutions of EUR 2.3 billion and to corporates and other counterparties of EUR 1.9 billion, compared to EUR 1.3 billion and EUR 3.3 billion, respectively, as of the end of 3Q13. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.

Sovereign debt rating developments
In 4Q13, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s increased Cyprus’ rating to B– from CCC+ and Moody’s increased Greece’s rating to Caa3+ from C. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 4Q13		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR billion)
Sovereigns	0.6	0.0	0.5		0.1	0.0		(0.2)		0.6	0.1
Total	0.6	0.0	0.5		0.1	0.0		(0.2)		0.6	0.1
Cyprus (EUR billion)
Corporates & other	0.6	0.0	0.6		0.0	0.0		0.0		0.6	0.0
Total	0.6	0.0	0.6		0.0	0.0		0.0		0.6	0.0
Greece (EUR billion)
Sovereigns	0.2	0.0	0.0		0.2	0.0		0.0		0.2	0.2
Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Corporates & other	0.4	0.0	0.4		0.0	0.0		0.0		0.4	0.0
Total	0.7	0.0	0.5		0.2	0.0		0.0		0.7	0.2
Ireland (EUR billion)
Financial institutions	1.1	0.0	0.4		0.7	0.1		(0.1)		1.2	0.8
Corporates & other	0.7	0.0	0.6		0.1	0.0		0.0		0.7	0.1
Total	1.8	0.0	1.0		0.8	0.1		(0.1)		1.9	0.9
Italy (EUR billion)
Sovereigns	3.2	2.6	0.3		0.3	0.1		(0.5)		3.3	0.4
Financial institutions	1.5	0.0	1.0		0.5	0.2		0.0		1.7	0.7
Corporates & other	2.5	0.2	1.6		0.7	0.1		(0.2)		2.6	0.8
Total	7.2	2.8	2.9		1.5	0.4		(0.7)		7.6	1.9
Portugal (EUR billion)
Sovereigns	0.1	0.0	0.1		0.0	0.0		(0.1)		0.1	0.0
Financial institutions	0.1	0.0	0.1		0.0	0.0		(0.1)		0.1	0.0
Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Total	0.3	0.0	0.3		0.0	0.1		(0.2)		0.4	0.1
Spain (EUR billion)
Sovereigns	0.0	0.0	0.0		0.0	0.1		0.1		0.1	0.1
Financial institutions	0.6	0.0	0.3		0.3	0.5		0.2		1.1	0.8
Corporates & other	1.9	0.1	1.0		0.8	0.1		0.0		2.0	0.9
Total	2.5	0.1	1.3		1.1	0.7		0.3		3.2	1.8
Total (EUR billion)
Sovereigns	4.1	2.6	0.9		0.6	0.2		(0.7)		4.3	0.8
Financial institutions	3.4	0.0	1.9		1.5	0.8		0.0		4.2	2.3
Corporates & other	6.2	0.3	4.3		1.6	0.3		(0.2)		6.5	1.9
Total	13.7	2.9	7.1		3.7	1.3		(0.9)		15.0	5.0
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Credit risk overview
The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Irrevocable loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management, but do not include unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk
	end of			% change
	4Q13	3Q13	4Q12	QoQ	YoY
Balance sheet (CHF million)
Gross loans	248,014	246,200	243,204	1	2
Loans held-for-sale	18,914	17,663	19,894	7	(5)
Traded loans	6,397	5,884	4,282	9	49
Derivative instruments [1]	33,665	39,129	37,138	(14)	(9)
Total balance sheet	306,990	308,876	304,518	(1)	1
Off-balance sheet (CHF million)
Irrevocable loan commitments [2]	96,990	96,194	100,219	1	(3)
Credit guarantees and similar instruments	4,916	12,457	12,587	(61)	(61)
Irrevocable commitments under documentary credits	5,512	5,574	6,258	(1)	(12)
Total off-balance sheet	107,418	114,225	119,064	(6)	(10)

Total credit risk	414,408	423,101	423,582	(2)	(2)
Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.
2
Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client. Prior periods have been adjusted to the current presentation.

Loan exposure
Compared to the end of 3Q13, gross loans increased CHF 1.8 billion to CHF 248.0 billion. In Private Banking & Wealth Management, gross loans were CHF 216.5 billion, up CHF 1.6 billion from 3Q13, reflecting increased lending driven by the real estate sector, loans collateralized by securities and residential mortgages, partially offset by the reclassification of the loans relating to our domestic private banking business booked in Germany to discontinued assets held-for-sale. Gross loans in Investment Banking increased CHF 209 million to CHF 31.5 billion, primarily from increases in commercial and industrial loans, loans to financial institutions and loans to governments and public institutions, partially offset by the US dollar translation impact.
Gross impaired loans decreased 3% to CHF 1.5 billion compared to the end of 3Q13. In Private Banking & Wealth Management, gross impaired loans decreased CHF 36 million to CHF 1.2 billion, primarily due to lower non-performing and non-interest-earning loans, partially offset by higher potential problem loans. In Investment Banking, gross impaired loans decreased CHF 14 million to CHF 252 million, primarily due to the repayment of a restructured loan.
We recorded a net provision for credit losses of CHF 53 million in 4Q13, stable compared to 3Q13, with a net provision of CHF 44 million and CHF 8 million in Private Banking & Wealth Management and Investment Banking, respectively.
Compared to the end of 4Q12, gross loans increased 2%. An increase in Private Banking & Wealth Management of 4% was primarily due to an increase in loans collateralized by securities, higher residential mortgages and higher loans to the real estate sector, partially offset by the US dollar translation impact, a decrease in consumer finance and the reclassification of the loans relating to our domestic private banking business booked in Germany. In Investment Banking, a decrease of 9% was related to lower loans to financial institutions and consumer finance and the US dollar translation impact, partially offset by higher loans to governments and public institutions, commercial and industrial loans and loans to the real estate sector. Gross impaired loans decreased 14% driven by decreases in potential problem loans and non-interest-earning loans across the Group.

Loans
	Private Banking & Wealth Management						Investment Banking					Credit Suisse				[1]
end of	4Q13		3Q13		4Q12		4Q13	3Q13		4Q12		4Q13	3Q13		4Q12
Loans (CHF million)
Mortgages	94,978		94,369		91,872		0	0		0		94,978	94,369		91,872
Loans collateralized by securities	31,565		30,872		27,363		0	0		0		31,565	30,872		27,363
Consumer finance	5,672		5,942		6,290		266	287		611		5,938	6,229		6,901
Consumer	132,215		131,183		125,525		266	287		611		132,481	131,470		126,136
Real estate	26,557		25,628		25,253		755	860	[2]	548	[2]	27,312	26,488	[2]	25,801	[2]
Commercial and industrial loans	48,953		49,018		48,860		14,356	14,194	[2]	14,148	[2]	63,334	63,236	[2]	63,028	[2]
Financial institutions	7,538		7,804		7,616		14,302	14,314	[2]	18,286	[2]	21,840	22,118	[2]	25,902	[2]
Governments and public institutions	1,236		1,262		1,272		1,811	1,626	[2]	1,065	[2]	3,047	2,888	[2]	2,337	[2]
Corporate & institutional	84,284	[3]	83,712	[3]	83,001	[3]	31,224	30,994		34,047		115,533	114,730		117,068
Gross loans	216,499		214,895		208,526		31,490	31,281		34,658		248,014	246,200		243,204
of which held at fair value	226		231		257		19,231	18,792		19,743		19,457	19,023		20,000
Net (unearned income) / deferred expenses	(71)		(77)		(39)		(20)	(20)		(20)		(91)	(97)		(59)
Allowance for loan losses [4]	(715)		(723)		(785)		(151)	(146)		(137)		(869)	(871)		(922)
Net loans	215,713		214,095		207,702		31,319	31,115		34,501		247,054	245,232		242,223
Impaired loans (CHF million)
Non-performing loans	608		645		604		251	246		255		862	893		859
Non-interest-earning loans	280		301		309		1	1		4		281	302		313
Total non-performing and non-interest-earning loans	888		946		913		252	247		259		1,143	1,195		1,172
Restructured loans	6		0		0		0	19		30		6	19		30
Potential problem loans	340		324		513		0	0		14		340	324		527
Total other impaired loans	346		324		513		0	19		44		346	343		557
Gross impaired loans [4]	1,234		1,270		1,426		252	266		303		1,489	1,538		1,729
of which loans with a specific allowance	1,165		1,189		1,307		244	239		204		1,412	1,430		1,511
of which loans without a specific allowance	69		81		119		8	27		99		77	108		218
Allowance for loan losses (CHF million)
Balance at beginning of period [4]	723		757		761		146	141		136		871	900		897
Change in scope of consolidation	0		(1)		0		0	0		0		0	(1)		0
Net movements recognized in statements of operations	41		34		67		12	9		17		54	43		84
Gross write-offs	(56)		(72)		(59)		(4)	(1)		(6)		(60)	(73)		(65)
Recoveries	7		10		6		(1)	2		1		6	12		7
Net write-offs	(49)		(62)		(53)		(5)	1		(5)		(54)	(61)		(58)
Provisions for interest	1		4		3		5	3		6		6	7		9
Foreign currency translation impact and other adjustments, net	(1)		(9)		7		(7)	(8)		(17)		(8)	(17)		(10)
Balance at end of period [4]	715		723		785		151	146		137		869	871		922
of which individually evaluated for impairment	537		536		598		114	109		98		654	647		696
of which collectively evaluated for impairment	178		187		187		37	37		39		215	224		226
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [5]	0.4		0.4		0.4		2.1	2.0		1.7		0.5	0.5		0.5
Gross impaired loans / Gross loans [5]	0.6		0.6		0.7		2.1	2.1		2.0		0.7	0.7		0.8
Allowance for loan losses / Total non-performing and non-interest-earning loans [4]	80.5		76.4		86.0		59.9	59.1		52.9		76.0	72.9		78.7
Allowance for loan losses / Gross impaired loans [4]	57.9		56.9		55.0		59.9	54.9		45.2		58.4	56.6		53.3
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Prior periods have been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions and from governments and public institutions to commercial and industrial loans, respectively.

3
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 67,522 million, CHF 65,953 million and CHF 64,536 million as of the end of 4Q13, 3Q13 and 4Q12, respectively.

4 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
5 Excludes loans carried at fair value.

Operational risk
We have used an internal model to calculate the regulatory capital requirement for operational risk under the Advanced Measurement Approach (AMA) since 2008. In 2012, following discussions with FINMA, we initiated a project to enhance our internal model to reflect recent developments regarding operational risk measurement methodology and associated regulatory guidance. The revised model has been approved by FINMA for calculating the regulatory capital requirement for operational risk with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative compared with the previous approach.
The model is based on a loss distribution approach that uses historical data on internal and relevant external losses of peers to generate frequency and severity distributions for a range of potential operational risk loss scenarios, such as an unauthorized trading incident or a material business disruption. Business experts and senior management review, and may adjust, the parameters of these scenarios to take account of business environment and internal control factors, such as risk and control self-assessment results and risk and control indicators, to provide a forward-looking assessment of each scenario. The AMA capital calculation approved by FINMA includes all litigation-related provisions and also an add-on component relating to the aggregate range of reasonably possible litigation losses that are disclosed in our financial statements but are not covered by existing provisions. In 4Q13, this new approach to litigation-related provisions and reasonably possible litigation losses has been applied to the previous AMA model used to calculate regulatory capital requirements as of December 31, 2013. Insurance mitigation is included in the regulatory capital requirement for operational risk where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. The internal model then uses the adjusted parameters to generate an overall loss distribution for the Group over a one-year time horizon. The AMA capital requirement represents the 99.9th percentile of this overall loss distribution.

Balance sheet and off-balance sheet

Total assets were CHF 872.8 billion, total liabilities were CHF 825.6 billion and total equity was CHF 47.2 billion. Both total assets and total liabilities were down 2% for the quarter, driven in both cases by the foreign exchange translation impact and a decrease from operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of			% change
	4Q13	3Q13	4Q12	QoQ	YoY
Assets (CHF million)
Cash and due from banks	68,692	69,600	61,763	(1)	11
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,022	161,876	183,455	(1)	(13)
Trading assets	229,413	244,422	256,399	(6)	(11)
Net loans	247,054	245,232	242,223	1	2
Brokerage receivables	52,045	56,699	45,768	(8)	14
All other assets	115,580	117,340	134,672	(1)	(14)
Total assets	872,806	895,169	924,280	(2)	(6)
Liabilities and equity (CHF million)
Due to banks	23,108	27,481	31,014	(16)	(25)
Customer deposits	333,089	328,244	308,312	1	8
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032	94,193	132,721	0	(29)
Trading liabilities	76,635	92,350	90,816	(17)	(16)
Long-term debt	130,042	128,821	148,134	1	(12)
Brokerage payables	73,154	78,445	64,676	(7)	13
All other liabilities	95,580	96,624	106,323	(1)	(10)
Total liabilities	825,640	846,158	881,996	(2)	(6)
Total shareholders' equity	42,164	42,162	35,498	0	19
Noncontrolling interests	5,002	6,849	6,786	(27)	(26)
Total equity	47,166	49,011	42,284	(4)	12

Total liabilities and equity	872,806	895,169	924,280	(2)	(6)

Balance sheet
Total assets were CHF 872.8 billion as of the end of 4Q13, down CHF 22.4 billion, or 2%, from the end of 3Q13, reflecting the foreign exchange translation impact and a decrease from operating activities. Excluding the foreign exchange translation impact, total assets decreased CHF 9.5 billion.
Compared to the end of 3Q13, trading assets decreased CHF 15.0 billion, or 6%, due to decreases in debt and equity securities and derivative instruments. Brokerage receivables decreased CHF 4.7 billion, or 8%, primarily reflecting a decrease in open trades and the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions were stable at CHF 160.0 billion. Cash and due from banks were stable at CHF 68.7 billion. Net loans increased CHF 1.8 billion, primarily reflecting increased lending in Private Banking & Wealth Management, driven by the real estate sector, loans collateralized by securities and residential mortgages. All other assets were stable at CHF 115.6 billion, including decreases of CHF 1.8 billion in securities received as collateral, CHF 0.8 in other investments and CHF 0.5 billion in other assets, offset by an increase of CHF 1.5 billion in assets of discontinued operations reclassified as held-for-sale.
Total liabilities were CHF 825.6 billion as of the end of 4Q13, down CHF 20.5 billion, or 2%, from the end of 3Q13, driven by a decrease from operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 9.8 billion.
Compared to the end of 3Q13, trading liabilities decreased CHF 15.7 billion, or 17%, reflecting decreases in derivative instruments and short positions. Brokerage payables decreased CHF 5.3 billion, or 7%, primarily due to lower client activity and the foreign exchange translation impact. Due to banks decreased CHF 4.4 billion, or 16%, mainly driven by maturing of deposits with central banks. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions were stable at CHF 94.0 billion. Long-term debt was stable at CHF 130.0 billion, as issuances of senior and subordinated debt were offset by maturing of senior debt and the foreign exchange translation impact. Customer deposits increased CHF 4.8 billion, or 1%, primarily driven by an increase in certificates of deposits. All other liabilities were stable at CHF 95.6 billion, including decreases of CHF 1.8 billion in obligation to return securities received as collateral and CHF 0.4 billion in other liabilities, offset by an increase of CHF 1.1 billion in liabilities of discontinued operations reclassified as held-for-sale.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.

Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments and subsequent events
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income and additional share information
Note 20 Offsetting of financial assets and financial liabilities
Note 21 Tax
Note 22 Employee deferred compensation
Note 23 Pension and other post-retirement benefits
Note 24 Derivatives and hedging activities
Note 25 Guarantees and commitments
Note 26 Transfers of financial assets and variable interest entities
Note 27 Financial instruments
Note 28 Assets pledged and collateral
Note 29 Litigation
Note 30 Subsidiary guarantee information

Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
in	4Q13	3Q13	4Q12	2013	2012
Consolidated statements of operations (CHF million)
Interest and dividend income	4,073	4,441	4,840	19,556	22,090
Interest expense	(2,326)	(2,519)	(2,902)	(11,441)	(14,947)
Net interest income	1,747	1,922	1,938	8,115	7,143
Commissions and fees	3,425	3,015	3,455	13,226	12,724
Trading revenues	295	272	(147)	2,739	1,196
Other revenues	672	467	460	1,776	2,548
Net revenues	6,139	5,676	5,706	25,856	23,611
Provision for credit losses	53	41	70	167	170
Compensation and benefits	2,807	2,532	2,649	11,256	12,303
General and administrative expenses	3,223	1,771	2,106	8,599	7,246
Commission expenses	389	422	433	1,738	1,702
Total other operating expenses	3,612	2,193	2,539	10,337	8,948
Total operating expenses	6,419	4,725	5,188	21,593	21,251
Income/(loss) from continuing operations before taxes	(333)	910	448	4,096	2,190
Income tax expense/(benefit)	(63)	368	85	1,276	465
Income/(loss) from continuing operations	(270)	542	363	2,820	1,725
Income/(loss) from discontinued operations, net of tax	(2)	150	(31)	145	(40)
Net income/(loss)	(272)	692	332	2,965	1,685
Net income attributable to noncontrolling interests	204	238	69	639	336
Net income/(loss) attributable to shareholders	(476)	454	263	2,326	1,349
of which from continuing operations	(474)	304	294	2,181	1,389
of which from discontinued operations	(2)	150	(31)	145	(40)
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(0.37)	0.17	0.11	1.14	0.82
Basic earnings/(loss) per share from discontinued operations	0.00	0.09	(0.02)	0.08	(0.03)
Basic earnings/(loss) per share	(0.37)	0.26	0.09	1.22	0.79
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	(0.37)	0.17	0.11	1.14	0.82
Diluted earnings/(loss) per share from discontinued operations	0.00	0.09	(0.02)	0.08	(0.03)
Diluted earnings/(loss) per share	(0.37)	0.26	0.09	1.22	0.79

Consolidated statements of comprehensive income (unaudited)
in	4Q13	3Q13	4Q12	2013	2012
Comprehensive income (CHF million)
Net income/(loss)	(272)	692	332	2,965	1,685
Gains/(losses) on cash flow hedges	11	20	12	18	37
Foreign currency translation	(578)	(1,204)	(886)	(1,021)	(1,114)
Unrealized gains/(losses) on securities	(11)	0	(5)	(32)	(15)
Actuarial gains/(losses)	836	57	(232)	1,044	(50)
Net prior service credit/(cost)	(15)	(22)	300	(95)	248
Other comprehensive income/(loss), net of tax	243	(1,149)	(811)	(86)	(894)
Comprehensive income/(loss)	(29)	(457)	(479)	2,879	791
Comprehensive income/(loss) attributable to noncontrolling interests	143	67	(37)	525	211
Comprehensive income/(loss) attributable to shareholders	(172)	(524)	(442)	2,354	580

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	4Q13	3Q13	4Q12
Assets (CHF million)
Cash and due from banks	68,692	69,600	61,763
of which reported at fair value	527	278	569
of which reported from consolidated VIEs	952	1,263	1,750
Interest-bearing deposits with banks	1,515	1,664	1,945
of which reported at fair value	311	367	627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,022	161,876	183,455
of which reported at fair value	96,587	91,288	113,664
of which reported from consolidated VIEs	1,959	1,848	117
Securities received as collateral, at fair value	22,800	24,640	30,045
of which encumbered	17,964	20,147	17,767
Trading assets, at fair value	229,413	244,422	256,399
of which encumbered	72,976	74,930	70,948
of which reported from consolidated VIEs	3,610	3,925	4,697
Investment securities	2,987	2,768	3,498
of which reported at fair value	2,987	2,768	3,498
of which reported from consolidated VIEs	100	126	23
Other investments	10,329	11,082	12,022
of which reported at fair value	7,596	8,183	8,994
of which reported from consolidated VIEs	1,983	2,049	2,289
Net loans	247,054	245,232	242,223
of which reported at fair value	19,457	19,023	20,000
of which encumbered	638	546	535
of which reported from consolidated VIEs	4,207	4,659	6,053
allowance for loan losses	(869)	(871)	(922)
Premises and equipment	5,091	5,287	5,618
of which reported from consolidated VIEs	513	524	581
Goodwill	7,999	8,114	8,389
Other intangible assets	210	210	243
of which reported at fair value	42	35	43
Brokerage receivables	52,045	56,699	45,768
Other assets	63,065	63,529	72,912
of which reported at fair value	31,518	31,679	37,275
of which encumbered	722	731	1,495
of which reported from consolidated VIEs	14,330	14,102	14,536
Assets of discontinued operations held-for-sale	1,584	46	0
Total assets	872,806	895,169	924,280

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	4Q13	3Q13	4Q12
Liabilities and equity (CHF million)
Due to banks	23,108	27,481	31,014
of which reported at fair value	1,450	1,820	3,413
Customer deposits	333,089	328,244	308,312
of which reported at fair value	3,252	3,657	4,643
of which reported from consolidated VIEs	265	212	247
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032	94,193	132,721
of which reported at fair value	76,104	78,095	108,784
Obligation to return securities received as collateral, at fair value	22,800	24,640	30,045
Trading liabilities, at fair value	76,635	92,350	90,816
of which reported from consolidated VIEs	93	95	125
Short-term borrowings	20,193	20,094	18,641
of which reported at fair value	6,053	6,025	4,513
of which reported from consolidated VIEs	4,286	4,747	9,582
Long-term debt	130,042	128,821	148,134
of which reported at fair value	63,369	61,874	65,384
of which reported from consolidated VIEs	12,992	13,715	14,532
Brokerage payables	73,154	78,445	64,676
Other liabilities	51,447	51,884	57,637
of which reported at fair value	21,973	22,991	26,871
of which reported from consolidated VIEs	710	1,033	1,228
Liabilities of discontinued operations held-for-sale	1,140	6	0
Total liabilities	825,640	846,158	881,996
Common shares	64	64	53
Additional paid-in capital	27,853	27,503	23,636
Retained earnings	30,261	30,859	28,171
Treasury shares, at cost	(139)	(85)	(459)
Accumulated other comprehensive income/(loss)	(15,875)	(16,179)	(15,903)
Total shareholders' equity	42,164	42,162	35,498
Noncontrolling interests	5,002	6,849	6,786
Total equity	47,166	49,011	42,284

Total liabilities and equity	872,806	895,169	924,280

end of	4Q13	3Q13	4Q12
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	2,269,616,660	2,269,616,660	2,118,134,039
Common shares issued	1,596,119,349	1,595,433,898	1,320,829,922
Treasury shares	(5,183,154)	(3,032,833)	(27,036,831)
Shares outstanding	1,590,936,195	1,592,401,065	1,293,793,091
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity
4Q13 (CHF million)
Balance at beginning of period	64	27,503		30,859	(85)	(16,179)	42,162	6,849		49,011
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	216		–	–	–	216	(22)		194
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(1,876)		(1,876)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	81		81
Net income/(loss)	–	–		(476)	–	–	(476)	213	[3]	(263)
Total other comprehensive income/(loss), net of tax	–	–		–	–	304	304	(61)		243
Issuance of common shares	–	18		–	–	–	18	–		18
Sale of treasury shares	–	(6)		–	2,847	–	2,841	–		2,841
Repurchase of treasury shares	–	–		–	(2,904)	–	(2,904)	–		(2,904)
Share-based compensation, net of tax	–	308	[4]	–	3	–	311	–		311
Financial instruments indexed to own shares [5]	–	(172)		–	–	–	(172)	–		(172)
Dividends paid	–	–		(122)	–	–	(122)	(19)		(141)
Changes in redeemable noncontrolling interests	–	(5)		–	–	–	(5)	–		(5)
Change in scope of consolidation, net	–	–		–	–	–	–	(163)		(163)
Other	–	(9)		–	–	–	(9)	–		(9)
Balance at end of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002		47,166
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Net income attributable to noncontrolling interests excludes CHF (9) million due to redeemable noncontrolling interests.
4 Includes a net tax benefit of CHF 2 million from the excess fair value of shares delivered over recognized compensation expense.
5
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
3Q13 (CHF million)
Balance at beginning of period	64	27,196	30,405	(62)	(15,201)	42,402	7,005	49,407
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(212)	(212)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	59	59
Net income/(loss)	–	–	454	–	–	454	241	695
Total other comprehensive income/(loss), net of tax	–	–	–	–	(978)	(978)	(171)	(1,149)
Issuance of common shares	–	30	–	–	–	30	–	30
Sale of treasury shares	–	1	–	1,794	–	1,795	–	1,795
Repurchase of treasury shares	–	–	–	(1,819)	–	(1,819)	–	(1,819)
Share-based compensation, net of tax	–	280	–	2	–	282	–	282
Financial instruments indexed to own shares	–	(1)	–	–	–	(1)	–	(1)
Dividends paid	–	–	–	–	–	–	(17)	(17)
Changes in redeemable noncontrolling interests	–	(3)	–	–	–	(3)	–	(3)
Change in scope of consolidation, net	–	–	–	–	–	–	(56)	(56)
Balance at end of period	64	27,503	30,859	(85)	(16,179)	42,162	6,849	49,011
4Q12 (CHF million)
Balance at beginning of period	53	23,273	28,025	(471)	(15,198)	35,682	7,151	42,833
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–	–	–	–	–	(4)	(4)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(314)	(314)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	21	21
Net income/(loss)	–	–	263	–	–	263	73	336
Total other comprehensive income/(loss), net of tax	–	–	–	–	(705)	(705)	(106)	(811)
Issuance of common shares	–	16	–	–	–	16	–	16
Sale of treasury shares	–	(8)	–	2,385	–	2,377	–	2,377
Repurchase of treasury shares	–	–	–	(2,375)	–	(2,375)	–	(2,375)
Share-based compensation, net of tax	–	356	–	2	–	358	–	358
Financial instruments indexed to own shares	–	1	–	–	–	1	–	1
Dividends paid	–	–	(117)	–	–	(117)	(13)	(130)
Change in scope of consolidation, net	–	–	–	–	–	–	(22)	(22)
Other	–	(2)	–	–	–	(2)	–	(2)
Balance at end of period	53	23,636	28,171	(459)	(15,903)	35,498	6,786	42,284

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity
2013 (CHF million)
Balance at beginning of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786		42,284
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	216		–	–	–	216	(22)		194
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(2,467)		(2,467)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	438		438
Net income/(loss)	–	–		2,326	–	–	2,326	651	[3]	2,977
Total other comprehensive income/(loss), net of tax	–	–		–	–	28	28	(114)		(86)
Issuance of common shares	11	4,222		–	–	–	4,233	–		4,233
Sale of treasury shares	–	(50)		–	10,360	–	10,310	–		10,310
Repurchase of treasury shares	–	–		–	(10,202)	–	(10,202)	–		(10,202)
Share-based compensation, net of tax	–	213	[4]	–	162	–	375	–		375
Financial instruments indexed to own shares [5]	–	(93)		–	–	–	(93)	–		(93)
Dividends paid	–	(269)	[6]	(236)	–	–	(505)	(59)		(564)
Changes in redeemable noncontrolling interests	–	(13)		–	–	–	(13)	–		(13)
Changes in scope of consolidation, net	–	–		–	–	–	–	(211)		(211)
Other	–	(9)		–	–	–	(9)	–		(9)
Balance at end of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002		47,166
2012 (CHF million)
Balance at beginning of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44		–	–	–	44	(4)		40
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(809)		(809)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	116		116
Net income/(loss)	–	–		1,349	–	–	1,349	347		1,696
Total other comprehensive income/(loss), net of tax	–	–		–	–	(769)	(769)	(125)		(894)
Issuance of common shares	4	1,926		–	–	–	1,930	–		1,930
Sale of treasury shares	–	(3)		–	8,358	–	8,355	–		8,355
Repurchase of treasury shares	–	–		–	(8,859)	–	(8,859)	–		(8,859)
Share-based compensation, net of tax	–	932		–	132	–	1,064	–		1,064
Financial instruments indexed to own shares	–	(9)		–	–	–	(9)	–		(9)
Dividends paid	–	(1,011)		(231)	–	–	(1,242)	(54)		(1,296)
Changes in redeemable noncontrolling interests	–	(7)		–	–	–	(7)	–		(7)
Changes in scope of consolidation, net	–	–		–	–	–	–	(96)		(96)
Other	–	(32)		–	–	–	(32)	–		(32)
Balance at end of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786		42,284
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Net income attributable to noncontrolling interests excludes CHF (12) million due to redeemable noncontrolling interests.
4 Includes a net tax charge of CHF 24 million from the excess recognized compensation expense over fair value of shares delivered.
5
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

6 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	2013	2012
Operating activities of continuing operations (CHF million)
Net income	2,965	1,685
(Income)/loss from discontinued operations, net of tax	(145)	40
Income from continuing operations	2,820	1,725
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	1,345	1,294
Provision for credit losses	167	170
Deferred tax provision/(benefit)	695	(255)
Share of net income/(loss) from equity method investments	34	80
Trading assets and liabilities, net	13,961	(14,348)
(Increase)/decrease in other assets	(6,902)	(1,146)
Increase/(decrease) in other liabilities	9,992	(4,772)
Other, net	(38)	4,584
Total adjustments	19,254	(14,393)
Net cash provided by/(used in) operating activities of continuing operations	22,074	(12,668)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	538	184
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	17,120	46,952
Purchase of investment securities	(677)	(480)
Proceeds from sale of investment securities	176	936
Maturities of investment securities	832	1,626
Investments in subsidiaries and other investments	(1,792)	(2,039)
Proceeds from sale of other investments	3,737	3,104
(Increase)/decrease in loans	(9,126)	(11,022)
Proceeds from sales of loans	1,483	1,090
Capital expenditures for premises and equipment and other intangible assets	(903)	(1,242)
Proceeds from sale of premises and equipment and other intangible assets	9	26
Other, net	122	3,683
Net cash provided by/(used in) investing activities of continuing operations	11,519	42,818

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	2013	2012
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	22,463	(12,567)
Increase/(decrease) in short-term borrowings	6,002	(7,840)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(36,347)	(39,958)
Issuances of long-term debt	39,090	38,405
Repayments of long-term debt	(55,135)	(55,936)
Issuances of common shares	976	1,930
Sale of treasury shares	9,764	8,355
Repurchase of treasury shares	(10,202)	(8,859)
Dividends paid	(564)	(1,296)
Other, net	(468)	394
Net cash provided by/(used in) financing activities of continuing operations	(24,421)	(77,372)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,216)	(1,242)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(1,027)	(346)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	6,929	(48,810)

Cash and due from banks at beginning of period	61,763	110,573
Cash and due from banks at end of period	68,692	61,763

Supplemental cash flow information (unaudited)
in	2013	2012
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	833	1,073
Cash paid for interest	11,876	15,004
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	4	2,418
Fair value of liabilities assumed	0	2,418
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	374	0
Liabilities sold	170	0

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited

Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2012 included in the Credit Suisse Annual Report 2012.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 3Q13 consolidated statements of operations and comprehensive income, the 3Q13 consolidated balance sheets and the 3Q13 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a description of accounting standards adopted in 2012.

ASC Topic 210 – Balance Sheet
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to Accounting Standards Codification (ASC) Topic 210 – Balance Sheet. The amendments in ASU 2011-11 require an entity to prepare additional disclosures about offsetting and related arrangements. In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. The adoption of ASU 2011-11 and ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 19 – Accumulated other comprehensive income and additional share information” for further information.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 provides the entity with an option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of ASU 2011-05 on January 1, 2012 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. The ASU specifies that the guidance in ASC Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, would apply to an entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt. The adoption of ASU 2011-10 on July 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 946 – Financial Services – Investment Companies
In June 2013, the FASB issued ASU 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU 2013-08) an update to Topic 946 – Financial Services – Investment Companies. The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. The adoption of ASU 2013-08 on January 1, 2014 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Note 3 Business developments and subsequent events
Business developments
> Refer to “Note 4 – Discontinued operations” for information on business divestitures in 4Q13.

Subsequent events
In March 2014, the Group completed the spin-off of its DLJ Merchant Banking Partners business for no consideration to an entity controlled by members of current management. The Group will retain certain carried interest rights.
In March 2014, the Group required employees who hold outstanding 2011 Partner Asset Facility (PAF2) awards to reallocate their PAF2 awards. PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result, the Group terminated the PAF2 awards and exchanged them at fair value for other compensation awards.
On March 21, 2014, the Group entered into an agreement with the Federal Housing Finance Agency (FHFA) to settle litigation claims related to the sale of approximately USD 16.6 billion of residential mortgage-backed securities between 2005 and 2007. Under the terms of the agreement, the Group will pay USD 885 million to resolve all claims in two pending securities lawsuits filed by the FHFA against Credit Suisse.
On April 3, 2014, the Group announced that its previously reported 2013 results were updated to reflect additional litigation provisions in connection with the US tax matter.
> Refer to “Note 29 – Litigation” for further information.

Note 4 Discontinued operations
In July 2013, the Group completed the sale of its ETF business to BlackRock and recognized a pre-tax gain on disposal of CHF 146 million in 3Q13 net of allocated goodwill of CHF 72 million. The sale price received by the Group may increase through future contingent payments, if specified thresholds are met. BlackRock is a company unrelated to the Group.
In August 2013, the Group announced the sale of CFIG, its private equity fund of funds and co-investment business, to Grosvenor Capital Management. This transaction was completed in January 2014 and related gains of approximately CHF 90 million will be recognized in 1Q14. As of the end of 4Q13, CFIG had total assets of CHF 31 million that were held-for-sale. The Group will continue to hold investments in and have unfunded commitments to investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Group.
In August 2013, the Group completed the sale of Strategic Partners, its dedicated secondary private equity business, to Blackstone and recognized a pre-tax gain on disposal of CHF 91 million in 3Q13 net of allocated goodwill of CHF 37 million. The Group will continue to receive carried interest from (and guarantee related claw-back obligations), hold limited partner interests in and have unfunded commitments to investment funds managed by Strategic Partners. The Group will also continue to guarantee minimum investment returns to certain third-party investors under existing side letter agreements. Blackstone is a company unrelated to the Group.

In November 2013, the Group announced the spin-off of DLJ Investment Partners, a dedicated private equity mezzanine investment business of the Group, to Portfolio Advisors, LLC. The transaction was completed in December 2013 with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations for any of the periods reported. Portfolio Advisors, LLC is a company unrelated to the Group.
In December 2013, the Group announced the sale of its domestic private banking business booked in Germany (German private banking business) to ABN AMRO. This transaction is subject to customary closing conditions and is expected to close in the course of 2014. As of the end of 4Q13, the German private banking business had total assets and liabilities of CHF 1,553 million and CHF 1,140 million, respectively, that were held-for-sale. ABN AMRO is a company unrelated to the Group.

Assets held-for-sale
end of	4Q13	3Q13
German private banking business (CHF million)
Cash	960	–
Loans	575	–
Other assets	18	–
Total assets held-for-sale	1,553	–
CFIG (CHF million)
Fees receivable	8	6
Goodwill	23	32
Other intangible assets	0	8
Total assets held-for-sale	31	46
Group (CHF million)
Total assets held-for-sale	1,584	46

Liabilities held-for-sale
end of	4Q13	3Q13
German private banking business (CHF million)
Deposits	1,118	–
Other liabilities	22	–
Total liabilities held-for-sale	1,140	–
CFIG (CHF million)
Fees payable	0	6
Total liabilities held-for-sale	0	6
Group (CHF million)
Total liabilities held-for-sale	1,140	6

For the operations discontinued in 4Q13 and 3Q13, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	4Q13	3Q13	4Q12	2013	2012
Operations-related (CHF million)
Net revenues	48	43	73	233	288
of which German private banking business	14	12	14	52	54
of which ETF business	–	0	14	29	53
of which Strategic Partners	–	5	15	33	60
of which CFIG	33	25	29	114	116
Operating expenses	28	19	89	158	296
of which German private banking business	18	15	44	71	108
of which ETF business	–	3	13	23	49
of which Strategic Partners	–	0	11	8	38
of which CFIG	10	0	19	51	88
Income tax expense/(benefit)	7	9	15	38	32
of which German private banking business	(2)	(3)	6	(6)	2
of which ETF business	–	0	0	5	2
of which Strategic Partners	–	1	3	10	15
of which CFIG	9	11	6	29	16
Income/(loss), net of tax	13	15	(31)	37	(40)
of which German private banking business	(2)	0	(36)	(13)	(56)
of which ETF business	–	(3)	1	1	2
of which Strategic Partners	–	4	1	15	7
of which CFIG	14	14	4	34	12
Transaction-related (CHF million)
Gain on disposal	–	237	–	237	–
of which ETF business	–	146	–	146	–
of which Strategic Partners	–	91	–	91	–
Transaction-related expenses	25	48	–	93	–
of which ETF business	–	5	–	11	–
of which Strategic Partners	–	10	–	22	–
of which CFIG	21	33	–	56	–
Income tax expense/(benefit)	(10)	54	–	36	–
of which ETF business	–	23	–	21	–
of which Strategic Partners	–	45	–	40	–
of which CFIG	(9)	(14)	–	(24)	–
Income/(loss), net of tax	(15)	135	–	108	–
of which ETF business	–	118	–	114	–
of which Strategic Partners	–	36	–	29	–
of which CFIG	(12)	(19)	–	(32)	–
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	(2)	150	(31)	145	(40)
of which German private banking business	(2)	0	(36)	(13)	(56)
of which ETF business	–	115	1	115	2
of which Strategic Partners	–	40	1	44	7
of which CFIG	2	(5)	4	2	12

Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center. Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	4Q13	3Q13	4Q12	2013	2012
Net revenues (CHF million)
Private Banking & Wealth Management	3,429	3,316	3,314	13,442	13,474
Investment Banking	2,668	2,552	2,664	12,565	12,558
Corporate Center	(177)	(419)	(351)	(790)	(2,781)
Noncontrolling interests without SEI	219	227	79	639	360
Net revenues	6,139	5,676	5,706	25,856	23,611
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	424	1,018	911	3,240	3,775
Investment Banking	(564)	229	298	1,719	2,002
Corporate Center	(389)	(559)	(824)	(1,455)	(3,889)
Noncontrolling interests without SEI	196	222	63	592	302
Income/(loss) from continuing operations before taxes	(333)	910	448	4,096	2,190

Total assets
end of	4Q13	3Q13	4Q12
Total assets (CHF million)
Private Banking & Wealth Management	279,139	275,421	275,683
Investment Banking	502,799	528,762	563,758
Corporate Center	87,244	86,886	80,733
Noncontrolling interests without SEI	3,624	4,100	4,106
Total assets	872,806	895,169	924,280

Note 6 Net interest income
in	4Q13	3Q13	4Q12	2013	2012
Net interest income (CHF million)
Loans	1,221	1,223	1,198	4,843	4,861
Investment securities	10	10	5	45	64
Trading assets	1,814	2,113	2,442	10,057	11,945
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	556	585	650	2,517	2,940
Other	472	510	545	2,094	2,280
Interest and dividend income	4,073	4,441	4,840	19,556	22,090
Deposits	(225)	(235)	(280)	(978)	(1,345)
Short-term borrowings	(17)	(18)	(81)	(132)	(184)
Trading liabilities	(915)	(1,070)	(1,071)	(5,083)	(6,833)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(212)	(211)	(356)	(1,156)	(1,677)
Long-term debt	(895)	(922)	(1,055)	(3,846)	(4,632)
Other	(62)	(63)	(59)	(246)	(276)
Interest expense	(2,326)	(2,519)	(2,902)	(11,441)	(14,947)
Net interest income	1,747	1,922	1,938	8,115	7,143

Note 7 Commissions and fees
in	4Q13	3Q13	4Q12	2013	2012
Commissions and fees (CHF million)
Lending business	460	424	483	1,814	1,513
Investment and portfolio management	1,119	919	988	3,944	3,715
Other securities business	25	27	24	106	110
Fiduciary business	1,144	946	1,012	4,050	3,825
Underwriting	446	303	418	1,647	1,561
Brokerage	860	909	902	3,933	3,686
Underwriting and brokerage	1,306	1,212	1,320	5,580	5,247
Other services	515	433	640	1,782	2,139
Commissions and fees	3,425	3,015	3,455	13,226	12,724

Note 8 Trading revenues
in	4Q13	3Q13	4Q12	2013	2012
Trading revenues (CHF million)
Interest rate products	(2)	439	196	1,025	2,707
Foreign exchange products	298	2	469	1,203	559
Equity/index-related products	534	(67)	(190)	956	140
Credit products	(538)	(297)	(664)	(879)	(3,306)
Commodity, emission and energy products	71	78	(102)	340	198
Other products	(68)	117	144	94	898
Trading revenues	295	272	(147)	2,739	1,196
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on trading revenues and managing trading risks.

Note 9 Other revenues
in	4Q13	3Q13	4Q12	2013	2012
Other revenues (CHF million)
Noncontrolling interests without SEI	211	231	69	658	336
Loans held-for-sale	(1)	(1)	(7)	(5)	(37)
Long-lived assets held-for-sale	45	7	95	30	458
Equity method investments	147	38	68	251	150
Other investments	144	32	119	315	749
Other	126	160	116	527	892
Other revenues	672	467	460	1,776	2,548

Note 10 Provision for credit losses
in	4Q13	3Q13	4Q12	2013	2012
Provision for credit losses (CHF million)
Provision for loan losses	54	43	84	166	159
Provision for lending-related and other exposures	(1)	(2)	(14)	1	11
Provision for credit losses	53	41	70	167	170

Note 11 Compensation and benefits
in	4Q13	3Q13	4Q12	2013	2012
Compensation and benefits (CHF million)
Salaries and variable compensation	2,422	2,212	2,272	9,678	10,717
Social security	175	152	156	778	769
Other [1]	210	168	221	800	817
Compensation and benefits [2]	2,807	2,532	2,649	11,256	12,303
1 Includes pension and other post-retirement expense of CHF 134 million, CHF 89 million, CHF 128 million, CHF 490 million and CHF 532 million in 4Q13, 3Q13, 4Q12, 2013 and 2012, respectively.
2
Includes severance and other compensation expense relating to headcount reductions of CHF 53 million, CHF 9 million, CHF 191 million, CHF 218 million and CHF 456 million as of 4Q13, 3Q13, 4Q12, 2013 and 2012, respectively.

Note 12 General and administrative expenses
in	4Q13	3Q13	4Q12	2013	2012
General and administrative expenses (CHF million)
Occupancy expenses	327	288	339	1,186	1,220
IT, machinery, etc.	390	366	388	1,517	1,469
Provisions and losses	1,483	210	375	2,136	694
Travel and entertainment	92	82	106	355	394
Professional services	577	473	547	1,952	1,919
Goodwill impairment	12	0	0	12	0
Amortization and impairment of other intangible assets	6	6	7	25	36
Other	336	346	344	1,416	1,514
General and administrative expenses	3,223	1,771	2,106	8,599	7,246

Note 13 Earnings per share
in	4Q13		3Q13	4Q12	2013	2012
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	(474)		304	294	2,181	1,389
Income/(loss) from discontinued operations, net of tax	(2)		150	(31)	145	(40)
Net income/(loss) attributable to shareholders	(476)		454	263	2,326	1,349
Preferred securities dividends	(122)		–	(117)	(236)	(231)
Net income/(loss) attributable to shareholders for basic earnings per share	(598)		454	146	2,090	1,118
Available for common shares	(598)		421	116	1,868	1,044
Available for unvested share-based payment awards	0		33	10	152	66
Available for mandatory convertible securities [1]	–		–	20	70	8
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(598)		454	146	2,090	1,118
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–		–	–	–	–
Net income/(loss) attributable to shareholders for diluted earnings per share	(598)		454	146	2,090	1,118
Available for common shares	(598)		421	116	1,868	1,044
Available for unvested share-based payment awards	0		33	10	152	66
Available for mandatory convertible securities [1]	–		–	20	70	8
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,601.9		1,600.0	1,342.4	1,532.9	1,320.4
Dilutive contracts that may be settled in shares or cash [3]	–		–	–	–	–
Dilutive share options and warrants	0.0		1.7	3.3	1.4	4.9
Dilutive share awards	0.0		1.3	1.8	1.2	1.8
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,601.9	[5]	1,603.0	1,347.5	1,535.5	1,327.1
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	122.0		125.6	115.1	125.0	97.3
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–		–	233.5	63.0	97.1
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	(0.37)		0.17	0.11	1.14	0.82
Basic earnings/(loss) per share from discontinued operations	0.00		0.09	(0.02)	0.08	(0.03)
Basic earnings/(loss) per share available for common shares	(0.37)		0.26	0.09	1.22	0.79
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	(0.37)		0.17	0.11	1.14	0.82
Diluted earnings/(loss) per share from discontinued operations	0.00		0.09	(0.02)	0.08	(0.03)
Diluted earnings/(loss) per share available for common shares	(0.37)		0.26	0.09	1.22	0.79
Prior periods have been adjusted to reflect the increase in the number of shares outstanding that arose from the 2Q13 stock dividend, as required under US GAAP.
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled. Fair value of the PAF2 units which are reflected in the net profit of the Group are not adjusted for 4Q13, 3Q13, 4Q12, 2013 and 2012, respectively, as the effect would be antidilutive.

3
Reflects weighted-average shares outstanding on PAF2 units. Weighted-average shares on PAF2 units for 4Q13, 3Q13, 4Q12, 2013 and 2012, respectively, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 36.0 million, 33.7 million, 50.6 million, 35.9 million and 50.3 million for 4Q13, 3Q13, 4Q12, 2013 and 2012, respectively.

5
Due to the net loss in 4Q13, 1.7 million weighted-average share options and warrants outstanding and 0.8 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 14 Trading assets and liabilities
end of	4Q13	3Q13	4Q12
Trading assets (CHF million)
Debt securities	110,116	117,354	135,871
Equity securities [1]	76,695	78,605	74,895
Derivative instruments [2]	31,603	36,764	33,208
Other	10,999	11,699	12,425
Trading assets	229,413	244,422	256,399
Trading liabilities (CHF million)
Short positions	40,161	47,483	51,303
Derivative instruments [2]	36,474	44,867	39,513
Trading liabilities	76,635	92,350	90,816
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	4Q13	3Q13	4Q12
Cash collateral – netted (CHF million) [1]
Cash collateral paid	23,870	24,209	36,662
Cash collateral received	20,500	21,794	33,373
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	8,359	8,739	10,904
Cash collateral received	11,663	12,013	12,224
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
end of	4Q13	3Q13	4Q12
Investment securities (CHF million)
Securities available-for-sale	2,987	2,768	3,498
Total investment securities	2,987	2,768	3,498

Investment securities by type
	4Q13				4Q12
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	389	15	2	402	452	31	0	483
Debt securities issued by foreign governments	1,350	39	1	1,388	1,523	82	0	1,605
Corporate debt securities	590	16	0	606	823	22	0	845
Collateralized debt obligations	480	11	1	490	448	22	0	470
Debt securities available-for-sale	2,809	81	4	2,886	3,246	157	0	3,403
Banks, trust and insurance companies	74	18	0	92	73	14	0	87
Industry and all other	9	0	0	9	8	0	0	8
Equity securities available-for-sale	83	18	0	101	81	14	0	95
Securities available-for-sale	2,892	99	4	2,987	3,327	171	0	3,498

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
4Q13 (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	168	2	0	0	168	2
Debt securities issued by foreign governments	109	1	0	0	109	1
Collateralized debt obligations	10	1	0	0	10	1
Debt securities available-for-sale	287	4	0	0	287	4

There were no unrealized losses on investment securities as of the end of 4Q12. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	2013		2012
in	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	163	13	294	642
Realized gains	7	1	14	294
Realized losses	0	0	(2)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
4Q13 (CHF million)
Due within 1 year	543	547	1.43
Due from 1 to 5 years	1,702	1,760	2.11
Due from 5 to 10 years	475	491	2.13
Due after 10 years	89	88	1.46
Total debt securities	2,809	2,886	1.96

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on loans, allowance for loan losses, credit quality and impaired loans.

Loans
end of	4Q13	3Q13	4Q12
Loans (CHF million)
Mortgages	94,978	94,369	91,872
Loans collateralized by securities	31,565	30,872	27,363
Consumer finance	5,938	6,229	6,901
Consumer	132,481	131,470	126,136
Real estate [1]	27,312	26,488	25,801
Commercial and industrial loans [1]	63,334	63,236	63,028
Financial institutions [1]	21,840	22,118	25,902
Governments and public institutions [1]	3,047	2,888	2,337
Corporate & institutional	115,533	114,730	117,068
Gross loans	248,014	246,200	243,204
of which held at amortized cost	228,557	227,177	223,204
of which held at fair value	19,457	19,023	20,000
Net (unearned income)/deferred expenses	(91)	(97)	(59)
Allowance for loan losses	(869)	(871)	(922)
Net loans	247,054	245,232	242,223
Gross loans by location (CHF million)
Switzerland	151,992	151,547	151,226
Foreign	96,022	94,653	91,978
Gross loans	248,014	246,200	243,204
Impaired loan portfolio (CHF million)
Non-performing loans	862	893	859
Non-interest-earning loans	281	302	313
Total non-performing and non-interest-earning loans	1,143	1,195	1,172
Restructured loans	6	19	30
Potential problem loans	340	324	527
Total other impaired loans	346	343	557
Gross impaired loans	1,489	1,538	1,729
1
Prior periods have been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions, and from governments and public institutions to commercial and industrial loans, respectively.

Allowance for loan losses by loan portfolio
	4Q13			3Q13			4Q12
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	271	600	871	282	618	900	287	610	897
Change in scope of consolidation	0	0	0	0	(1)	(1)	0	0	0
Net movements recognized in statements of operations	19	35	54	21	22	43	26	58	84
Gross write-offs	(28)	(32)	(60)	(35)	(38)	(73)	(29)	(36)	(65)
Recoveries	6	0	6	6	6	12	3	4	7
Net write-offs	(22)	(32)	(54)	(29)	(32)	(61)	(26)	(32)	(58)
Provisions for interest	1	5	6	2	5	7	2	7	9
Foreign currency translation impact and other adjustments, net	(2)	(6)	(8)	(5)	(12)	(17)	(1)	(9)	(10)
Balance at end of period	267	602	869	271	600	871	288	634	922
of which individually evaluated for impairment	217	437	654	220	427	647	239	457	696
of which collectively evaluated for impairment	50	165	215	51	173	224	49	177	226
Gross loans held at amortized cost (CHF million)
Balance at end of period	132,470	96,087	228,557	131,461	95,716	227,177	126,124	97,080	223,204
of which individually evaluated for impairment [1]	569	920	1,489	603	935	1,538	661	1,068	1,729
of which collectively evaluated for impairment	131,901	95,167	227,068	130,858	94,781	225,639	125,463	96,012	221,475

	2013			2012
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	288	634	922	289	621	910
Change in scope of consolidation	0	(1)	(1)	(18)	0	(18)
Net movements recognized in statements of operations	76	90	166	95	64	159
Gross write-offs	(123)	(163)	(286)	(105)	(96)	(201)
Recoveries	24	30	54	22	22	44
Net write-offs	(99)	(133)	(232)	(83)	(74)	(157)
Provisions for interest	5	21	26	8	21	29
Foreign currency translation impact and other adjustments, net	(3)	(9)	(12)	(3)	2	(1)
Balance at end of period	267	602	869	288	634	922
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	4Q13			3Q13			4Q12
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	817	817	0	1,679	1,679	0	365	365
Reclassifications from loans held-for-sale [2]	0	80	80	0	89	89	0	91	91
Reclassifications to loans held-for-sale [3]	0	503	503	0	185	185	0	246	246
Sales [3]	0	424	424	0	87	87	0	330	330

	2013			2012
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	4,611	4,611	348	4,605	4,953
Reclassifications from loans held-for-sale [2]	0	275	275	0	216	216
Reclassifications to loans held-for-sale [3]	0	996	996	0	1,323	1,323
Sales [3]	0	698	698	0	1,058	1,058
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2012 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total
4Q13 (CHF million)
Mortgages	302	2,257	17,398	57,033	16,857	883	39	0	0	209	94,978
Loans collateralized by securities	182	349	4,214	24,497	2,131	90	2	6	0	94	31,565
Consumer finance	0	14	226	2,501	1,952	824	43	0	119	248	5,927
Consumer	484	2,620	21,838	84,031	20,940	1,797	84	6	119	551	132,470
Real estate	1,344	1,050	3,511	13,669	6,897	322	0	1	0	72	26,866
Commercial and industrial loans	183	740	1,901	21,232	23,131	3,621	232	6	6	671	51,723
Financial institutions	1,319	1,706	4,041	5,625	2,440	776	14	1	0	112	16,034
Governments and public institutions	78	324	178	440	148	73	223	0	0	0	1,464
Corporate & institutional	2,924	3,820	9,631	40,966	32,616	4,792	469	8	6	855	96,087
Gross loans held at amortized cost	3,408	6,440	31,469	124,997	53,556	6,589	553	14	125	1,406	228,557
Value of collateral [1]	2,553	5,046	28,186	116,971	45,376	3,372	102	1	10	616	202,233
4Q12 (CHF million)
Mortgages	387	730	12,176	58,491	19,255	599	13	9	0	212	91,872
Loans collateralized by securities	79	57	948	23,357	2,728	92	6	1	0	95	27,363
Consumer finance	0	6	100	3,324	2,065	901	39	0	129	325	6,889
Consumer	466	793	13,224	85,172	24,048	1,592	58	10	129	632	126,124
Real estate [2]	333	374	2,199	14,537	7,762	195	0	0	0	55	25,455
Commercial and industrial loans [2]	166	325	1,580	22,040	23,070	3,467	209	1	47	763	51,668
Financial institutions [2]	2,288	2,087	4,661	5,260	3,566	382	0	33	14	147	18,438
Governments and public institutions	131	50	360	521	127	101	229	0	0	0	1,519
Corporate & institutional	2,918	2,836	8,800	42,358	34,525	4,145	438	34	61	965	97,080
Gross loans held at amortized cost	3,384	3,629	22,024	127,530	58,573	5,737	496	44	190	1,597	223,204
Value of collateral [1]	2,918	2,616	19,526	116,583	48,342	3,210	189	44	15	791	194,234
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.
2 Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions.

Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
4Q13 (CHF million)
Mortgages	94,657	103	26	25	167	321	94,978
Loans collateralized by securities	31,365	95	2	12	91	200	31,565
Consumer finance	5,218	377	93	55	184	709	5,927
Consumer	131,240	575	121	92	442	1,230	132,470
Real estate	26,774	19	2	2	69	92	26,866
Commercial and industrial loans	50,879	343	77	74	350	844	51,723
Financial institutions	15,841	87	2	1	103	193	16,034
Governments and public institutions	1,459	5	0	0	0	5	1,464
Corporate & institutional	94,953	454	81	77	522	1,134	96,087
Gross loans held at amortized cost	226,193	1,029	202	169	964	2,364	228,557
4Q12 (CHF million)
Mortgages	91,527	156	17	11	161	345	91,872
Loans collateralized by securities	27,034	220	3	3	103	329	27,363
Consumer finance	6,116	420	90	52	211	773	6,889
Consumer	124,677	796	110	66	475	1,447	126,124
Real estate [1]	25,296	107	2	2	48	159	25,455
Commercial and industrial loans [1]	50,407	720	27	138	376	1,261	51,668
Financial institutions [1]	18,205	53	2	34	144	233	18,438
Governments and public institutions	1,484	35	0	0	0	35	1,519
Corporate & institutional	95,392	915	31	174	568	1,688	97,080
Gross loans held at amortized cost	220,069	1,711	141	240	1,043	3,135	223,204
1 Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions.

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2012 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
4Q13 (CHF million)
Mortgages	167	13	180	0	45	45	225
Loans collateralized by securities	20	71	91	0	4	4	95
Consumer finance	244	5	249	0	0	0	249
Consumer	431	89	520	0	49	49	569
Real estate	53	15	68	0	5	5	73
Commercial and industrial loans	307	144	451	6	258	264	715
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	431	192	623	6	291	297	920
Gross impaired loans	862	281	1,143	6	340	346	1,489
4Q12 (CHF million)
Mortgages	154	16	170	0	69	69	239
Loans collateralized by securities	18	74	92	0	3	3	95
Consumer finance	315	10	325	0	2	2	327
Consumer	487	100	587	0	74	74	661
Real estate	46	5	51	0	15	15	66
Commercial and industrial loans	268	170	438	30	373	403	841
Financial institutions	58	38	96	0	65	65	161
Corporate & institutional	372	213	585	30	453	483	1,068
Gross impaired loans	859	313	1,172	30	527	557	1,729

Gross impaired loan detail
	4Q13			4Q12
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	207	197	28	206	197	32
Loans collateralized by securities	67	63	55	68	66	53
Consumer finance	231	211	134	302	280	154
Consumer	505	471	217	576	543	239
Real estate	71	65	15	63	55	22
Commercial and industrial loans	705	656	340	715	677	342
Financial institutions	131	127	82	157	155	93
Corporate & institutional	907	848	437	935	887	457
Gross impaired loans with a specific allowance	1,412	1,319	654	1,511	1,430	696
Mortgages	18	18	–	33	33	–
Loans collateralized by securities	28	28	–	27	28	–
Consumer finance	18	18	–	25	25	–
Consumer	64	64	–	85	86	–
Real estate	2	2	–	3	3	–
Commercial and industrial loans	10	10	–	126	128	–
Financial institutions	1	1	–	4	4	–
Corporate & institutional	13	13	–	133	135	–
Gross impaired loans without specific allowance	77	77	–	218	221	–
Gross impaired loans	1,489	1,396	654	1,729	1,651	696
of which consumer	569	535	217	661	629	239
of which corporate & institutional	920	861	437	1,068	1,022	457

Gross impaired loan detail (continued)
	4Q13			3Q13			4Q12
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	205	0	0	210	0	0	201	0	0
Loans collateralized by securities	68	2	2	70	0	0	67	0	0
Consumer finance	244	0	0	253	0	0	291	0	1
Consumer	517	2	2	533	0	0	559	0	1
Real estate	73	1	1	80	0	0	63	0	0
Commercial and industrial loans	682	1	1	761	1	1	657	0	1
Financial institutions	130	0	0	130	0	0	162	1	1
Governments and public institutions	0	0	0	0	0	0	4	0	0
Corporate & institutional	885	2	2	971	1	1	886	1	2
Gross impaired loans with a specific allowance	1,402	4	4	1,504	1	1	1,445	1	3
Mortgages	22	0	0	17	0	0	32	0	0
Loans collateralized by securities	28	0	0	26	0	0	28	0	0
Consumer finance	18	0	0	17	0	0	35	0	0
Consumer	68	0	0	60	0	0	95	0	0
Real estate	15	0	0	16	0	0	3	0	0
Commercial and industrial loans	20	0	0	24	0	0	163	0	1
Financial institutions	1	0	0	1	0	0	4	0	0
Corporate & institutional	36	0	0	41	0	0	170	0	1
Gross impaired loans without specific allowance	104	0	0	101	0	0	265	0	1
Gross impaired loans	1,506	4	4	1,605	1	1	1,710	1	4
of which consumer	585	2	2	593	0	0	654	0	1
of which corporate & institutional	921	2	2	1,012	1	1	1,056	1	3

Gross impaired loan detail (continued)
	2013			2012
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	204	1	1	217	1	1
Loans collateralized by securities	70	2	2	68	1	0
Consumer finance	256	0	0	277	3	3
Consumer	530	3	3	562	5	4
Real estate	72	1	1	58	0	0
Commercial and industrial loans	748	5	5	620	3	2
Financial institutions	136	0	0	201	2	2
Governments and public institutions	0	0	0	6	0	0
Corporate & institutional	956	6	6	885	5	4
Gross impaired loans with a specific allowance	1,486	9	9	1,447	10	8
Mortgages	26	0	0	40	0	0
Loans collateralized by securities	27	0	0	8	0	0
Consumer finance	22	0	0	41	0	0
Consumer	75	0	0	89	0	0
Real estate	11	0	0	13	0	0
Commercial and industrial loans	59	0	0	215	3	3
Financial institutions	2	0	0	8	0	0
Corporate & institutional	72	0	0	236	3	3
Gross impaired loans without specific allowance	147	0	0	325	3	3
Gross impaired loans	1,633	9	9	1,772	13	11
of which consumer	605	3	3	651	5	4
of which corporate & institutional	1,028	6	6	1,121	8	7

Note 17 Other assets and other liabilities
end of	4Q13	3Q13	4Q12
Other assets (CHF million)
Cash collateral on derivative instruments	8,359	8,739	10,904
Cash collateral on non-derivative transactions	1,412	1,866	1,995
Derivative instruments used for hedging	2,062	2,365	3,930
Assets held-for-sale	19,306	18,128	20,343
of which loans	18,914	17,663	19,894
of which real estate	392	465	442
Assets held for separate accounts	11,236	11,921	13,414
Interest and fees receivable	4,859	4,958	5,861
Deferred tax assets	6,185	6,106	7,102
Prepaid expenses	552	713	538
Failed purchases	2,365	2,421	2,699
Other	6,729	6,312	6,126
Other assets	63,065	63,529	72,912
Other liabilities (CHF million)
Cash collateral on derivative instruments	11,663	12,013	12,224
Cash collateral on non-derivative transactions	955	1,064	1,246
Derivative instruments used for hedging	384	469	1,182
Provisions [1]	2,641	1,340	1,362
of which off-balance sheet risk	60	61	60
Liabilities held for separate accounts	11,236	11,921	13,414
Interest and fees payable	5,641	6,238	6,752
Current tax liabilities	864	943	863
Deferred tax liabilities	394	167	130
Failed sales	2,396	2,596	4,336
Other	15,273	15,133	16,128
Other liabilities	51,447	51,884	57,637
1 Includes provisions for bridge commitments.

Note 18 Long-term debt
Long-term debt
end of	4Q13	3Q13	4Q12
Long-term debt (CHF million)
Senior	96,048	95,910	115,861
Subordinated	21,002	19,196	17,741
Non-recourse liabilities from consolidated VIEs	12,992	13,715	14,532
Long-term debt	130,042	128,821	148,134
of which reported at fair value	63,369	61,874	65,384

Structured notes by product
end of	4Q13	3Q13	4Q12
Structured notes (CHF million)
Equity	23,313	24,166	23,761
Fixed income	5,573	5,688	6,559
Emerging markets [1]	1,766	1,954	3,304
Credit	3,453	2,442	1,893
Other	710	902	1,120
Total structured notes	34,815	35,152	36,637
1 Transactions where the return is based on a referenced underlying or counterparty specific to emerging markets.

Note 19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
4Q13 (CHF million)
Balance at beginning of period	(22)	(13,157)	63	(3,593)	530	(16,179)
Increase/(decrease)	8	(515)	(6)	738	0	225
Increase/(decrease) due to equity method investments	6	0	0	0	0	6
Reclassification adjustments, included in net income	(3)	(2)	(5)	98	(15)	73
Total increase/(decrease)	11	(517)	(11)	836	(15)	304
Balance at end of period	(11)	(13,674)	52	(2,757)	515	(15,875)
3Q13 (CHF million)
Balance at beginning of period	(42)	(12,124)	63	(3,650)	552	(15,201)
Increase/(decrease)	15	(1,071)	0	(9)	0	(1,065)
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	0	38	0	66	(22)	82
Total increase/(decrease)	20	(1,033)	0	57	(22)	(978)
Balance at end of period	(22)	(13,157)	63	(3,593)	530	(16,179)
4Q12 (CHF million)
Balance at beginning of period	(41)	(11,987)	89	(3,569)	310	(15,198)
Increase/(decrease)	0	(804)	3	(346)	319	(828)
Increase/(decrease) due to equity method investments	12	0	0	0	0	12
Reclassification adjustments, included in net income	0	24	(8)	114	(19)	111
Total increase/(decrease)	12	(780)	(5)	(232)	300	(705)
Balance at end of period	(29)	(12,767)	84	(3,801)	610	(15,903)
2013 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	6	(991)	(27)	750	0	(262)
Increase/(decrease) due to equity method investments	13	0	0	0	0	13
Reclassification adjustments, included in net income	(1)	84	(5)	294	(95)	277
Total increase/(decrease)	18	(907)	(32)	1,044	(95)	28
Balance at end of period	(11)	(13,674)	52	(2,757)	515	(15,875)
2012 (CHF million)
Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)
Increase/(decrease)	7	(1,040)	227	(291)	319	(778)
Increase/(decrease) due to equity method investments	30	0	0	0	0	30
Reclassification adjustments, included in net income	0	51	(242)	241	(71)	(21)
Total increase/(decrease)	37	(989)	(15)	(50)	248	(769)
Balance at end of period	(29)	(12,767)	84	(3,801)	610	(15,903)

Details on significant reclassification adjustments
in	4Q13	3Q13	2013
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries [1]	(2)	38	84
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	129	87	390
Tax expense/(benefit)	(31)	(21)	(96)
Net of tax	98	66	294
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(19)	(27)	(120)
Tax expense/(benefit)	4	5	25
Net of tax	(15)	(22)	(95)
1
Includes net releases of CHF 38 million and CHF 46 million in 3Q13 and 1Q13, respectively, on the sale of JO Hambro which was settled in 3Q13. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total pension costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.

Additional share information
	4Q13		3Q13		4Q12		2013		2012
Common shares issued
Balance at beginning of period	1,595,433,898		1,594,295,735		1,320,087,848		1,320,829,922		1,224,333,062
Issuance of common shares	685,451		1,138,163		742,074		275,289,427		96,496,860
of which MACCS settlement	0		0		0		199,964,015		0
of which share-based compensation	685,451		1,138,163		742,074		37,773,125		38,812,660
Balance at end of period	1,596,119,349		1,595,433,898		1,320,829,922		1,596,119,349		1,320,829,922
Treasury shares
Balance at beginning of period	(3,032,833)		(2,328,381)		(27,423,014)		(27,036,831)		(4,010,074)
Sale of treasury shares	104,952,416		65,251,532		109,063,051		401,126,114		394,686,376
of which MACCS settlement	0		0		0		33,488,655		0
Repurchase of treasury shares	(107,185,940)		(66,054,256)		(108,788,150)		(385,369,391)		(423,704,092)
Share-based compensation	83,203		98,272		111,282		6,096,954		5,990,959
Balance at end of period	(5,183,154)		(3,032,833)		(27,036,831)		(5,183,154)		(27,036,831)
Common shares outstanding
Balance at end of period	1,590,936,195	[1]	1,592,401,065	[2]	1,293,793,091	[3]	1,590,936,195	[1]	1,293,793,091	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,049,598 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,735,049 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 771,499,654 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares were reserved for capital instruments (including MACCS).

Note 20 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:

– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.

Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives
The Group transacts bilateral OTC derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	4Q13		4Q12
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	265.4	262.1	365.3	365.5
OTC	183.0	178.1	337.6	327.9
Exchange-traded	0.3	0.0	0.3	0.2
Interest rate products	448.7	440.2	703.2	693.6
OTC	58.5	68.2	60.5	73.2
Exchange-traded	0.1	0.2	0.0	0.0
Foreign exchange products	58.6	68.4	60.5	73.2
OTC	15.5	18.6	12.7	15.2
Exchange-traded	14.8	15.1	13.7	14.1
Equity/index-related products	30.3	33.7	26.4	29.3
OTC-cleared	5.2	5.1	3.0	2.7
OTC	20.8	21.2	27.1	26.8
Credit derivatives	26.0	26.3	30.1	29.5
OTC	4.4	4.0	5.8	5.6
Exchange-traded	0.5	0.8	1.5	1.7
Other products	4.9	4.8	7.3	7.3
OTC-cleared	270.6	267.2	368.3	368.2
OTC	282.2	290.1	443.7	448.7
Exchange-traded	15.7	16.1	15.5	16.0
Total gross derivatives subject to enforceable master netting agreements	568.5	573.4	827.5	832.9
Offsetting (CHF billion)
OTC-cleared	(269.1)	(267.0)	(367.2)	(367.5)
OTC	(260.7)	(265.7)	(418.7)	(421.8)
Exchange-traded	(15.1)	(15.1)	(14.3)	(14.2)
Offsetting	(544.9)	(547.8)	(800.2)	(803.5)
of which counterparty netting	(523.9)	(523.9)	(766.8)	(766.8)
of which cash collateral netting	(21.0)	(23.9)	(33.4)	(36.7)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.5	0.2	1.1	0.7
OTC	21.5	24.4	25.0	26.9
Exchange-traded	0.6	1.0	1.2	1.8
Total net derivatives subject to enforceable master netting agreements	23.6	25.6	27.3	29.4
Total derivatives not subject to enforceable master netting agreements [1]	10.1	11.3	9.8	11.3
Total net derivatives presented in the consolidated balance sheets	33.7	36.9	37.1	40.7
of which recorded in trading assets and trading liabilities	31.6	36.5	33.2	39.5
of which recorded in other assets and other liabilities	2.1	0.4	3.9	1.2
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2013 and December 31, 2012. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	4Q13				4Q12
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	112.0	(25.1)	86.9		141.4	(41.1)	100.3
Securities borrowing transactions	22.7	(1.7)	21.0		20.9	(2.0)	18.9
Total subject to enforceable master netting agreements	134.7	(26.8)	107.9		162.3	(43.1)	119.2
Total not subject to enforceable master netting agreements [1]	52.1	–	52.1		64.3	–	64.3
Total	186.8	(26.8)	160.0	[2]	226.6	(43.1)	183.5	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 96,587 million and CHF 113,664 million of the total net amount as of the end of 4Q13 and 4Q12, respectively, are reported at fair value.

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	4Q13				4Q12
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	86.5	(26.8)	59.7		99.7	(43.1)	56.6
Securities lending transactions	6.6	0.0	6.6		10.8	0.0	10.8
Obligation to return securities received as collateral, at fair value	18.5	0.0	18.5		25.9	0.0	25.9
Total subject to enforceable master netting agreements	111.6	(26.8)	84.8		136.4	(43.1)	93.3
Total not subject to enforceable master netting agreements [1]	32.0	–	32.0		69.5	–	69.5
Total	143.6	(26.8)	116.8		205.9	(43.1)	162.8
of which securities sold under repurchase agreements and securities lending transactions	120.8	(26.8)	94.0	[2]	175.8	(43.1)	132.7	[2]
of which obligation to return securities received as collateral, at fair value	22.8	0.0	22.8		30.1	0.0	30.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 76,104 million and CHF 108,784 million of the total net amount as of the end of 4Q13 and 4Q12, respectively, are reported at fair value.

The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

Amounts not offset in the consolidated balance sheets
	4Q13						4Q12
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	23.6	4.9		0.1		18.6	27.3	5.8		0.0		21.5
Securities purchased under resale agreements	86.9	86.9		0.0		0.0	100.3	100.3		0.0		0.0
Securities borrowing transactions	21.0	20.2		0.0		0.8	18.9	17.4		0.0		1.5
Total financial assets subject to enforceable master netting agreements	131.5	112.0		0.1		19.4	146.5	123.5		0.0		23.0
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	25.6	9.9		0.0		15.7	29.4	10.8		0.0		18.6
Securities sold under repurchase agreements	59.7	59.7		0.0		0.0	56.6	56.4		0.2		0.0
Securities lending transactions	6.6	6.2		0.0		0.4	10.8	10.2		0.0		0.6
Obligation to return securities received as collateral, at fair value	18.5	17.5		0.0		1.0	25.9	24.2		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	110.4	93.3		0.0		17.1	122.7	101.6		0.2		20.9
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative for the Group’s counterparty exposure.

Note 21 Tax
The income tax benefit of CHF 63 million recorded in 4Q13 included the impact of the geographical mix of results, an income tax benefit of CHF 367 million relating to tax deductions arising from participation valuations and the re-measurement of existing deferred tax assets on net operating losses due to changes in forecasted earnings, partially offset by a tax charge of CHF 278 million related to a valuation allowance recognized on existing deferred tax assets in respect of one of the Group’s entities in the UK.
The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of December 31, 2013, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 6.1 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 72 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; Brazil – 2008; Japan – 2008; the UK – 2006; the US – 2006; and the Netherlands – 2005.

Effective tax rate
in	4Q13	3Q13	4Q12	2013	2012
Effective tax rate (%)
Effective tax rate	18.9	40.4	19.0	31.2	21.2

Reconciliation of taxes computed at the Swiss statutory rate
in	4Q13
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	(73)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(26)
Changes in tax law and rates	11
Other non-deductible expenses	157
Changes in deferred tax valuation allowance	276
Lower taxed income	(6)
Income taxable to noncontrolling interests	(80)
Tax deductible impairments of Swiss subsidiary investments	(255)
Other	(67)
Income tax expense/(benefit)	(63)

Foreign tax rate differential
4Q13 included a foreign tax benefit of CHF 26 million in respect of earnings in higher tax jurisdictions, mainly Brazil and the US.

Changes in tax law and rates
4Q13 included a tax expense of CHF 11 million related to the re-measurement of deferred tax assets resulting from the impact of the reduction of the UK corporate income tax rate from 23% to 20%.

Other non-deductible expenses
4Q13 included non-deductible interest expenses of CHF 46 million, non-deductible bank levy costs and other non-deductible expenses of CHF 8 million and non-deductible provision accruals of CHF 103 million.

Changes in deferred tax valuation allowance
4Q13 included the impact of the net increase of valuation allowances of CHF 39 million in respect of four of the Group’s operating entities, two in the UK and two in Asia, relating to current year earnings. Additionally, it also included an increase in valuation allowance for previously recognized deferred tax assets in respect of a Group operating entity in the UK of CHF 278 million, partially offset by the release of valuation allowances in respect of another Group operating entity in the UK of CHF 41 million, both relating to changes in future profitability assumptions.

Lower taxed income
4Q13 included a CHF 19 million income tax benefit related to non-taxable life insurance income, partially offset by a change in the effective tax rate due to actual fourth quarter earnings as compared to the full-year forecast of CHF 13 million.

Other
4Q13 included a tax benefit of CHF 71 million relating to the increase of deferred tax assets in one of the Group’s operating entities in Switzerland. This benefit is related to the re-measurement of pre-existing deferred tax assets due to changes in future profitability assumptions. It also included a benefit for other various smaller items, partially offset by a CHF 19 million income tax charge relating to the increase of tax contingency accruals.

Net deferred tax assets
end of	4Q13	3Q13
Net deferred tax assets (CHF million)
Deferred tax assets	6,185	6,106
of which net operating losses	1,380	1,607
of which deductible temporary differences	4,805	4,499
Deferred tax liabilities	(394)	(167)
Net deferred tax assets	5,791	5,939

Note 22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.
> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 4Q13 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	4Q13	3Q13	4Q12	2013	2012
Deferred compensation expense (CHF million)
Share awards	174	183	186	814	786
Performance share awards	122	138	81	590	366
Plus Bond awards [1]	11	10	0	37	0
2011 Partner Asset Facility awards [2]	57	50	60	77	677
Adjustable Performance Plan share awards	4	6	44	31	74
Adjustable Performance Plan cash awards	(2)	7	18	4	286
Restricted Cash Awards	28	26	37	145	165
Scaled Incentive Share Units	9	8	14	41	97
Incentive Share Units [3]	(1)	0	11	(3)	62
2008 Partner Asset Facility awards [4]	13	27	48	93	173
Other cash awards	100	97	103	434	362
Discontinued operations	(4)	(11)	(5)	(21)	(23)
Total deferred compensation expense	511	541	597	2,242	3,025
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2
2011 Partner Asset Facility awards were granted and expensed in 1Q12. For subsequent periods, compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

3 Includes clawbacks.
4 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation expense
end of	4Q13
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	804
Performance share awards	221
Plus Bond awards	18
Adjustable Performance Plan share awards	11
Adjustable Performance Plan cash awards	13
Restricted Cash Awards	136
Other cash awards	111
Total	1,314

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3

Share-based award activity
	4Q13					2013
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards	SISU awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activities
Balance at beginning of period	73.7	41.4	14.5	4.7	1.5	55.8	23.3	30.8		9.6	3.6
Granted	0.6	0.0	0.0	0.0	0.0	40.4	26.6	1.2	[1]	0.0	0.0
Settled	(0.7)	0.0	0.0	0.0	(0.1)	(20.0)	(7.6)	(17.2)		(4.8)	(1.8)
Forfeited	(0.7)	0.0	0.0	0.0	(0.2)	(3.3)	(0.9)	(0.3)		(0.1)	(0.6)
Balance at end of period	72.9	41.4	14.5	4.7	1.2	72.9	41.4	14.5		4.7	1.2
of which vested	5.8	2.7	1.2	1.2	0.1	5.8	2.7	1.2		1.2	0.1
of which unvested	67.1	38.7	13.3	3.5	1.1	67.1	38.7	13.3		3.5	1.1
1 Represents additional units earned in 1Q13 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Note 23 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 471 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2013. As of the end of 4Q13, CHF 486 million of contributions had been made.

Components of total pension costs
in	4Q13	3Q13	4Q12	2013	2012
Total pension costs (CHF million)
Service costs on benefit obligation	90	93	93	371	378
Interest costs on benefit obligation	108	109	128	434	513
Expected return on plan assets	(184)	(184)	(195)	(736)	(781)
Amortization of recognized prior service cost/(credit)	(23)	(23)	(14)	(92)	(55)
Amortization of recognized actuarial losses	90	87	58	350	231
Net periodic pension costs	81	82	70	327	286
Settlement losses/(gains)	39	0	90	40	90
Curtailment losses/(gains)	4	(4)	(11)	(28)	(35)
Special termination benefits	3	4	4	19	19
Total pension costs	127	82	153	358	360

Note 24 Derivatives and hedging activities
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 4Q13	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,589.6	399.6	393.8	68.5	2.8	0.7
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,382.0	446.7	441.5	68.5	2.8	0.7
Forwards	2,098.0	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.1	28.9	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,350.0	61.3	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	225.3	12.2	12.0	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.2	35.3	37.2	0.0	0.0	0.0
Credit derivatives [2]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.4	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.2	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [3]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,327.3	575.5	583.9	108.4	3.1	0.8
The notional amount, PRV and NRV (trading and hedging) was CHF 52,435.7 billion, CHF 578.6 billion and CHF 584.7 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading				Hedging			[1]
end of 4Q12	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,055.9		2.6	2.5	0.0	0.0	0.0
Swaps	29,155.2		635.6	630.1	62.8	3.9	1.5
Options bought and sold (OTC)	3,739.9		62.4	62.6	0.0	0.0	0.0
Futures	1,145.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	952.0		0.3	0.2	0.0	0.0	0.0
Interest rate products	43,048.4		700.9	695.4	62.8	3.9	1.5
Forwards	2,133.4		21.6	21.3	19.6	0.2	0.1
Swaps	1,336.3		32.2	46.6	0.0	0.0	0.0
Options bought and sold (OTC)	985.3		9.7	10.7	0.0	0.0	0.0
Futures	83.8	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.6		0.0	0.0	0.0	0.0	0.0
Foreign exchange products	4,542.4		63.5	78.6	19.6	0.2	0.1
Forwards	5.5		0.6	0.0	0.0	0.0	0.0
Swaps	211.0		4.6	5.8	0.0	0.0	0.0
Options bought and sold (OTC)	214.9		11.4	11.1	0.0	0.0	0.0
Futures	74.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	338.2		13.7	14.1	0.0	0.0	0.0
Equity/index-related products	844.0		30.3	31.0	0.0	0.0	0.0
Credit derivatives [3]	1,694.4		30.6	29.8	0.0	0.0	0.0
Forwards	31.3		1.1	1.4	0.0	0.0	0.0
Swaps	55.3		3.6	3.1	0.0	0.0	0.0
Options bought and sold (OTC)	54.2		1.6	1.6	0.0	0.0	0.0
Futures	35.6	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	50.4		1.6	1.7	0.0	0.0	0.0
Other products [4]	226.8		7.9	7.8	0.0	0.0	0.0
Total derivative instruments	50,356.0		833.2	842.6	82.4	4.1	1.6
The notional amount, PRV and NRV (trading and hedging) was CHF 50,438.4 billion, CHF 837.3 billion and CHF 844.2 billion, respectively, as of December 31, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been corrected to reclassify the notional amounts from other products to foreign exchange products.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity, energy and emission products.

Netting of derivative instruments
> Refer to “Derivatives” in Note 20 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.

Fair value hedges
in	4Q13	3Q13	4Q12	2013	2012
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	59	41	101	437	834
Foreign exchange products	(1)	0	1	(9)	(13)
Total	58	41	102	428	821
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(55)	(41)	(108)	(435)	(878)
Foreign exchange products	1	0	0	9	13
Total	(54)	(41)	(108)	(426)	(865)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	4	0	(6)	2	(44)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	4Q13	3Q13	4Q12	2013	2012
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	9	18	0	7	8
Foreign exchange products	6	5	12	13	30
Total	15	23	12	20	38
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	2	1	0	3	0
Foreign exchange products [2]	0	(1)	0	(3)	0
Total	2	0	0	0	0
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [1]	0	1	(1)	1	0
1 Included in trading revenues.
2 Included in other revenues.

As of the end of 4Q13, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was three years.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 3 million.

Net investment hedges
in	4Q13	3Q13	4Q12	2013	2012
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	198	597	325	504	(81)
Total	198	597	325	504	(81)
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	0	2	(2)	2	75
Total	0	2	(2)	2	75
Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	4Q13				4Q12
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties		Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	11.7	1.1	0.1	12.9	15.3		1.4	0.6	17.3
Collateral posted	10.6	1.2	–	11.8	13.4		1.4	–	14.8
Additional collateral required in a one-notch downgrade event	0.6	0.8	0.0	1.4	0.2		0.5	0.0	0.7
Additional collateral required in a two-notch downgrade event	2.3	1.1	0.0	3.4	2.7	[1]	1.5	0.5	4.7
1 Additional collateral required in a two-notch downgrade event has been corrected.

Credit derivatives
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. TRS of CHF 7.4 billion and CHF 6.0 billion as of the end of 4Q13 and 4Q12, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
	4Q13						4Q12
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold		Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(305.9)	287.9		(18.0)	37.7	5.2	(394.6)		373.9		(20.7)	56.0		2.5
Non-investment grade	(108.7)	104.9		(3.8)	10.5	2.5	(135.4)		129.3		(6.1)	11.3		(0.4)
Total single-name instruments	(414.6)	392.8		(21.8)	48.2	7.7	(530.0)	[3]	503.2	[3]	(26.8)	67.3	[3]	2.1	[3]
of which sovereign	(88.1)	85.0		(3.1)	8.9	(0.4)	(119.4)		117.1		(2.3)	10.3		(0.7)
of which non-sovereign	(326.5)	307.8		(18.7)	39.3	8.1	(410.6)		386.1		(24.5)	57.0		2.8
Multi-name instruments (CHF billion)
Investment grade [2]	(219.1)	212.1		(7.0)	47.3	3.3	(222.2)		207.1		(15.1)	20.6		(0.7)
Non-investment grade	(65.0)	59.0	[4]	(6.0)	13.5	1.5	(62.8)		56.1	[4]	(6.7)	9.8		(1.6)
Total multi-name instruments	(284.1)	271.1		(13.0)	60.8	4.8	(285.0)	[3]	263.2	[3]	(21.8)	30.4	[3]	(2.3)	[3]
of which sovereign	(10.8)	10.9		0.1	1.1	0.0	(13.5)		13.1		(0.4)	0.4		(0.1)
of which non-sovereign	(273.3)	260.2		(13.1)	59.7	4.8	(271.5)		250.1		(21.4)	30.0		(2.2)
Total instruments (CHF billion)
Investment grade [2]	(525.0)	500.0		(25.0)	85.0	8.5	(616.8)		581.0		(35.8)	76.6		1.8
Non-investment grade	(173.7)	163.9		(9.8)	24.0	4.0	(198.2)		185.4		(12.8)	21.1		(2.0)
Total instruments	(698.7)	663.9		(34.8)	109.0	12.5	(815.0)		766.4		(48.6)	97.7		(0.2)
of which sovereign	(98.9)	95.9		(3.0)	10.0	(0.4)	(132.9)		130.2		(2.7)	10.7		(0.8)
of which non-sovereign	(599.8)	568.0		(31.8)	99.0	12.9	(682.1)		636.2		(45.9)	87.0		0.6
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Credit protection instruments have been corrected to reclassify certain single-name instruments to multi-name instruments.
4 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	4Q13	4Q12
Credit derivatives (CHF billion)
Credit protection sold	698.7	815.0
Credit protection purchased	663.9	766.4
Other protection purchased	109.0	97.7
Other instruments [1]	11.7	15.3
Total credit derivatives	1,483.3	1,694.4
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
4Q13 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7
4Q12 (CHF billion)
Single-name instruments	125.0	326.0	79.0	530.0
Multi-name instruments	42.7	171.0	71.3	285.0
Total instruments	167.7	497.0	150.3	815.0

Note 25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
4Q13 (CHF million)
Credit guarantees and similar instruments	2,826	2,090	4,916	4,768		34	2,333
Performance guarantees and similar instruments	4,428	2,937	7,365	6,444		87	3,312
Securities lending indemnifications	11,479	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	13,403	31,650	31,650		715	–	[3]
Other guarantees	4,003	1,212	5,215	5,191		3	2,631
Total guarantees	40,983	19,642	60,625	59,532		839	19,755
4Q12 (CHF million)
Credit guarantees and similar instruments [4]	10,104	2,483	12,587	12,200		53	1,920
Performance guarantees and similar instruments	5,160	4,371	9,531	8,793		139	3,336
Securities lending indemnifications	12,211	0	12,211	12,211		0	12,211
Derivatives [2]	21,197	14,218	35,415	35,415		985	–	[3]
Other guarantees	4,297	1,122	5,419	5,397		3	2,812
Total guarantees	52,969	22,194	75,163	74,016		1,180	20,279
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
4 Prior period has been corrected.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2013 to June 30, 2014 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In 1Q12, the Group entered into the PAF2 transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covered approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and was addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element was retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.
The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic collateralized debt obligation (CDO) trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Group’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Group for counterparty risk management. As of the end of 4Q13, the carrying value of the PAF2 awards was CHF 652 million. The amount of the PAF2 awards compensation expense for 4Q13 was CHF 57 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 22 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.
The Group had purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer was calculated using the same model as for the PAF2 awards. The Group also had a credit support facility with this entity that allowed the Group to provide credit support in connection with other assets that are commonly financed through the issuance of commercial paper (CP) and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances included: (i) a disruption of the CP market such that the entity could not issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeded certain thresholds and the Group instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider was downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount could be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility was accounted for on an accrual basis.
In December 2012, the BCBS published updated regulatory guidance that made the PAF2 transaction as it was structured ineligible for counterparty credit spread hedging under the Basel III framework. As a result of this new guidance, the Group had the right to exercise a regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value. In October 2013, the Group exercised the call to terminate the CDS and the credit support layer at par. As of the end of 4Q13, the mezzanine layer remained in place.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
With respect to its outstanding repurchase claims, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2013 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 4Q13, 3Q13 and 4Q12, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
January 1, 2004 to December 31, 2013 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	23.5
Non-agency securitizations	133.8	[2]
Total residential mortgage loans sold	165.5
1 Primarily banks.
2
The outstanding balance of residential mortgage loans sold was USD 26.2 billion as of the end of 4Q13. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 4Q13 is attributable to borrower payments of USD 88.9 billion and losses of USD 18.7 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	4Q13					3Q13
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions		Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	66	419	72	557		81	420	1,194		1,695
New claims	21	2	541	564		12	22	9		43
Claims settled through repurchases	0	(1)	0	(1)	[1]	0	0	0		0
Other settlements	(5)	0	0	(5)	[2]	(18)	(23)	0		(41)	[2]
Total claims settled	(5)	(1)	0	(6)		(18)	(23)	0		(41)
Claims rescinded	(5)	0	0	(5)		(9)	0	0		(9)
Transfers to/from arbitration and litigation, net [3]	0	0	(530)	(530)		0	0	(1,131)	[4]	(1,131)
Balance at end of period	77	420	83	580		66	419	72		557

	4Q12
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	62	467	1,147	1,676
New claims	14	3	754	771
Claims settled through repurchases	(1)	0	(2)	(3)	[1]
Other settlements	(3)	(6)	(19)	(28)	[2]
Total claims settled	(4)	(6)	(21)	(31)
Claims rescinded	(5)	0	0	(5)
Transfers to/from arbitration and litigation, net [3]	0	0	(485)	(485)
Balance at end of period	67	464	1,395	1,926
1 Settled at a repurchase price of USD 0 million and USD 2 million in 4Q13 and 4Q12, respectively.
2 Settled at USD 3 million, USD 20 million and USD 21 million in 4Q13, 3Q13 and 4Q12, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.
4 Transfers to arbitration and litigation disclosed in 3Q13 include portfolios of claims of approximately USD 0.6 billion for which formal legal proceedings had commenced in prior periods.

	2013						2012
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions		Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	67	464	1,395		1,926		68	432	243	743
New claims	69	139	1,039		1,247		58	57	2,032	2,147
Claims settled through repurchases	(4)	(1)	(2)		(7)	[1]	(7)	0	(7)	(14)	[1]
Other settlements	(31)	(178)	(7)		(216)	[2]	(15)	(7)	(32)	(54)	[2]
Total claims settled	(35)	(179)	(9)		(223)		(22)	(7)	(39)	(68)
Claims rescinded	(24)	(4)	0		(28)		(37)	(18)	0	(55)
Transfers to/from arbitration and litigation, net [3]	0	0	(2,342)	[4]	(2,342)		0	0	(841)	(841)
Balance at end of period	77	420	83		580		67	464	1,395	1,926
1 Settled at a repurchase price of USD 6 million and USD 15 million in 2013 and 2012, respectively.
2 Settled at USD 48 million and USD 41 million in 2013 and 2012, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.
4 Transfers to arbitration and litigation disclosed in 2013 include portfolios of claims of approximately USD 0.3 billion for which formal legal proceedings had commenced in prior periods.

Provisions for outstanding repurchase claims
	4Q13		3Q13		4Q12		2013		2012
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	88		98		53		55		59
Increase/(decrease) in provisions, net	61		10		25		145		52
Realized losses [2]	(3)	[3]	(20)	[4]	(23)	[5]	(54)	[4]	(56)	[3]
Balance at end of period	146	[4]	88	[6]	55	[6]	146	[4]	55	[6]
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to government-sponsored enterprises and non-agency securitizations.
4 Primarily related to government-sponsored enterprises and private investors.
5 Primarily related to non-agency securitizations.
6 Primarily related to government-sponsored enterprises.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.

Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a description of these commitments.

Other commitments
	4Q13						4Q12
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,484	28	5,512	5,452		3,381	6,217	41	6,258	6,061		3,219
Irrevocable loan commitments [2]	27,250	69,740	96,990	92,732		47,996	32,794	67,425	100,219	94,748		32,765
Forward reverse repurchase agreements	26,893	0	26,893	26,893		26,893	45,556	0	45,556	45,556		45,556
Other commitments	2,481	1,410	3,891	3,891		350	949	1,612	2,561	2,561		131
Total other commitments	62,108	71,178	133,286	128,968		78,620	85,516	69,078	154,594	148,926		81,671
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 90,254 million and CHF 78,887 million of unused credit limits as of the end of 4Q13 and 4Q12, respectively, which were revocable at the Group's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

Note 26 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2013 and 2012 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2013	2012
Gains and cash flows (CHF million)
CMBS
Net gain [1]	4	56
Proceeds from transfer of assets	5,574	6,156
Cash received on interests that continue to be held	70	57
RMBS
Net gain/(loss) [1]	(8)	3
Proceeds from transfer of assets	24,523	15,143
Purchases of previously transferred financial assets or its underlying collateral	(10)	(25)
Servicing fees	4	3
Cash received on interests that continue to be held	486	554
Other asset-backed financings
Net gain [1]	15	83
Proceeds from transfer of assets	915	591
Purchases of previously transferred financial assets or its underlying collateral [2]	(213)	(621)
Cash received on interests that continue to be held	633	1,350
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for a detailed description of continuing involvement in transferred financial assets.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 4Q13 and 4Q12, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	4Q13	4Q12
CHF million
CMBS
Principal amount outstanding	37,308	30,050
Total assets of SPE	48,715	45,407
RMBS
Principal amount outstanding	45,571	58,112
Total assets of SPE	48,741	60,469
Other asset-backed financings
Principal amount outstanding	27,854	32,805
Total assets of SPE	27,854	32,805
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	4Q13							4Q12
at time of transfer			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			633				2,993			761				2,219
of which level 2			476				2,879			654				2,090
of which level 3			156				114			107				129
Weighted-average life, in years			7.3				7.7			8.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	2.0	–	31.0			–	[2]	0.1	–	34.9
Cash flow discount rate (rate per annum), in % [3]	1.6	–	11.6		0.0	–	45.9	0.8	–	10.7		0.1	–	25.7
Expected credit losses (rate per annum), in %	0.0	–	7.5		0.0	–	45.8	0.5	–	9.0		0.0	–	25.1
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 4Q13 and 4Q12.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	4Q13											4Q12
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,132				2,354			284				274				1,929			692
of which non-investment grade			26				359			204				90				342			686
Weighted-average life, in years			6.5				8.6			3.7				4.0				5.2			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	23.5			–				–		0.1	–	27.6			–
Impact on fair value from 10% adverse change			–				(26.6)			–				–				(38.5)			–
Impact on fair value from 20% adverse change			–				(48.6)			–				–				(74.3)			–
Cash flow discount rate (rate per annum), in % [4]	1.1	–	37.1		1.7	–	22.4	1.0	–	23.1		1.1	–	50.2		0.2	–	42.8	0.7	–	51.7
Impact on fair value from 10% adverse change			(25.5)				(65.0)			(2.4)				(14.8)				(62.8)			(1.0)
Impact on fair value from 20% adverse change			(50.0)				(124.9)			(4.9)				(19.9)				(93.5)			(1.8)
Expected credit losses (rate per annum), in %	0.2	–	36.6		0.1	–	17.3	0.7	–	21.0		0.9	–	49.5		0.9	–	42.8	0.3	–	51.4
Impact on fair value from 10% adverse change			(10.9)				(42.2)			(0.4)				(14.4)				(55.9)			(0.8)
Impact on fair value from 20% adverse change			(21.5)				(79.6)			(0.7)				(19.2)				(80.3)			(1.6)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 4Q13 and 4Q12.
> Refer to “Note 28 – Assets pledged and collateral” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	4Q13	4Q12
CHF million
CMBS
Other assets	432	467
Liability to SPE, included in Other liabilities	(432)	(467)
Other asset-backed financings
Trading assets	216	1,171
Other assets	157	913
Liability to SPE, included in Other liabilities	(373)	(2,084)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 19 days and 27 days as of 4Q13 and 4Q12, respectively. As of 4Q13 and 4Q12, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including residential mortgages and advance financing receivables, and auto and equipment loans or leases. As of 4Q13 and 4Q12, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.1 years and 2.9 years as of 4Q13 and 4Q12, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 4Q13 and 4Q12.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
4Q13 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	447	66	513
Other assets	7,516	1,473	3,353	0	308	1,680	14,330
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,777	3,164	27,654
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	153	438	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	254	1,227	18,346
4Q12 (CHF million)
Cash and due from banks	1,534	27	0	125	44	20	1,750
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	117	0	0	0	0	117
Trading assets	1,064	196	14	1,861	565	997	4,697
Investment securities	0	23	0	0	0	0	23
Other investments	0	0	0	0	1,712	577	2,289
Net loans	0	4,360	859	0	405	429	6,053
Premises and equipment	0	0	0	0	509	72	581
Other assets	7,369	1,637	3,111	4	572	1,843	14,536
of which loans held-for-sale	7,324	0	3,110	0	71	0	10,505
Total assets of consolidated VIEs	9,967	6,360	3,984	1,990	3,807	3,938	30,046
Customer deposits	0	0	0	0	0	247	247
Trading liabilities	20	0	0	0	4	101	125
Short-term borrowings	0	5,776	0	3	0	3,803	9,582
Long-term debt	9,944	14	3,608	500	38	428	14,532
Other liabilities	45	6	97	7	168	905	1,228
Total liabilities of consolidated VIEs	10,009	5,796	3,705	510	210	5,484	25,714

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
4Q13 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,812	2,856	1,282	7,565
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,838	3,581	2,001	15,138
Maximum exposure to loss	186	7,496	4,026	7,433	2,090	21,231
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	19,450	217,838
4Q12 (CHF million)
Trading assets	100	3,210	1,143	868	600	5,921
Net loans	8	111	2,148	3,572	1,668	7,507
Other assets	0	17	49	0	4	70
Total variable interest assets	108	3,338	3,340	4,440	2,272	13,498
Maximum exposure to loss	108	14,123	3,575	4,906	3,039	25,751
Non-consolidated VIE assets	5,163	103,990	52,268	22,304	15,491	199,216

Note 27 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:

– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.

Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 4Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,218	5,069	0		110,116
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,268	2,128	0		26,410
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,322	5,778	595	0		76,695
Derivatives	6,610	563,649	5,217	(543,873)		31,603
of which interest rate products	1,065	444,056	1,574	–		–
of which foreign exchange products	8	60,807	484	–		–
of which equity/index-related products	5,278	28,763	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,691	4,479	2,829	0		10,999
Trading assets	122,452	637,124	13,710	(543,873)		229,413
Debt	1,788	1,098	0	0		2,886
of which foreign governments	1,386	2	0	0		1,388
of which corporates	0	606	0	0		606
of which CDO	0	490	0	0		490
Equity	2	97	2	0		101
Investment securities	1,790	1,195	2	0		2,987
Private equity	0	0	3,345	0		3,345
of which equity funds	0	0	2,236	0		2,236
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,630	0		1,645
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,969	0		7,596
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,530	6,159	(1,032)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	150,484	770,575	35,084	(544,905)		411,238
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	150,238	761,430	29,845	(544,905)		396,608
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,450	0	0		1,450
Customer deposits	0	3,197	55	0		3,252
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,311	2	0		24,350
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,130	2	0		4,133
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,444	5,545	(547,385)		36,483
of which interest rate products	896	439,446	1,129	–		–
of which foreign exchange products	14	71,547	938	–		–
of which equity/index-related products	4,691	30,622	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,064	5,564	(547,385)		76,635
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	53,589	9,780	0		63,369
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,679	6,217	0		26,896
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,511	2,861	(399)		21,973
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	739,391	18,539	(547,784)		271,636
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	569	0	0		569
Interest-bearing deposits with banks	0	627	0	0		627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113,664	0	0		113,664
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Securities received as collateral	29,677	368	0	0		30,045
Debt	55,592	74,391	5,888	0		135,871
of which foreign governments	53,918	11,032	79	0		65,029
of which corporates	1	25,932	3,192	0		29,125
of which RMBS	0	30,392	724	0		31,116
of which CMBS	0	4,335	1,023	0		5,358
of which CDO	0	2,620	447	0		3,067
Equity	66,664	7,746	485	0		74,895
Derivatives	3,428	823,016	6,650	(799,886)		33,208
of which interest rate products	703	698,297	1,859	–		–
of which foreign exchange products	1	62,717	754	–		–
of which equity/index-related products	2,538	25,820	1,920	–		–
of which credit derivatives	0	29,274	1,294	–		–
Other	7,203	2,736	2,486	0		12,425
Trading assets	132,887	907,889	15,509	(799,886)		256,399
Debt	2,066	1,168	169	0		3,403
of which foreign governments	1,583	1	21	0		1,605
of which corporates	0	720	125	0		845
of which CDO	0	447	23	0		470
Equity	4	90	1	0		95
Investment securities	2,070	1,258	170	0		3,498
Private equity	0	0	3,958	0		3,958
of which equity funds	0	0	2,633	0		2,633
Hedge funds	0	470	165	0		635
of which debt funds	0	349	84	0		433
Other equity investments	271	69	2,243	0		2,583
of which private	0	61	2,245	0		2,306
Life finance instruments	0	0	1,818	0		1,818
Other investments	271	539	8,184	0		8,994
Loans	0	13,381	6,619	0		20,000
of which commercial and industrial loans	0	6,191	4,778	0		10,969
of which financial institutions	0	5,934	1,530	0		7,464
Other intangible assets (mortgage servicing rights)	0	0	43	0		43
Other assets	5,439	26,912	5,164	(240)		37,275
of which loans held-for-sale	0	14,899	4,463	0		19,362
Total assets at fair value	170,344	1,065,207	35,689	(800,126)		471,114
Less other investments - equity at fair value attributable to noncontrolling interests	(240)	(99)	(3,292)	0		(3,631)
Less assets consolidated under ASU 2009-17 [2]	0	(8,769)	(2,745)	0		(11,514)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	170,104	1,056,339	29,652	(800,126)		455,969
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	3,413	0	0		3,413
Customer deposits	0	4,618	25	0		4,643
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	108,784	0	0		108,784
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Obligation to return securities received as collateral	29,677	368	0	0		30,045
Debt	25,782	7,014	196	0		32,992
of which foreign governments	25,623	1,476	0	0		27,099
of which corporates	0	5,030	196	0		5,226
Equity	17,912	389	6	0		18,307
Derivatives	3,173	834,228	5,154	(803,038)		39,517
of which interest rate products	628	693,430	1,357	–		–
of which foreign exchange products	1	76,963	1,648	–		–
of which equity/index-related products	2,305	27,684	1,003	–		–
of which credit derivatives	0	28,952	819	–		–
Trading liabilities	46,867	841,631	5,356	(803,038)		90,816
Short-term borrowings	0	4,389	124	0		4,513
Long-term debt	218	55,068	10,098	0		65,384
of which treasury debt over two years	0	10,565	0	0		10,565
of which structured notes over two years	0	22,543	6,189	0		28,732
of which non-recourse liabilities	218	11,006	2,551	0		13,775
Other liabilities	0	24,399	2,848	(376)		26,871
of which failed sales	0	2,523	1,160	0		3,683
Total liabilities at fair value	76,762	1,042,670	18,451	(803,414)		334,469
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 2013, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivatives as they moved closer to maturity and pricing inputs became more observable. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity as suitable closing prices were unobtainable as of the end of 2013.

Transfers between level 1 and level 2
	2013		2012
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	499	92	318	23,632
Equity	437	183	209	650
Derivatives	5,090	2	5,510	20
Trading assets	6,026	277	6,037	24,302
Liabilities (CHF million)
Debt	11	18	87	34
Equity	248	17	100	226
Derivatives	4,433	11	6,441	72
Trading liabilities	4,692	46	6,628	332

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
2013	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	362	(153)	0		4	0		0	(9)	204
Debt	5,888	1,418	(1,977)	6,363	(7,043)	0	0	165		465	0		0	(210)	5,069
of which corporates	3,192	571	(552)	1,759	(3,022)	0	0	109		157	0		0	(86)	2,128
of which RMBS	724	467	(690)	1,012	(1,162)	0	0	11		91	0		0	(17)	436
of which CMBS	1,023	86	(310)	497	(866)	0	0	(4)		15	0		0	(24)	417
of which CDO	447	55	(357)	3,072	(1,810)	0	0	36		197	0		0	(73)	1,567
Equity	485	303	(237)	405	(431)	0	0	20		68	(1)		0	(17)	595
Derivatives	6,650	1,442	(2,208)	0	0	1,766	(2,446)	230		(53)	0		0	(164)	5,217
of which interest rate products	1,859	244	(363)	0	0	279	(663)	8		249	0		0	(39)	1,574
of which equity/index-related products	1,920	223	(1,020)	0	0	207	(538)	184		330	0		0	(66)	1,240
of which credit derivatives	1,294	923	(633)	0	0	627	(631)	38		(461)	0		0	(19)	1,138
Other	2,486	288	(487)	3,266	(2,656)	0	(65)	8		83	0		0	(94)	2,829
Trading assets	15,509	3,451	(4,909)	10,034	(10,130)	1,766	(2,511)	423		563	(1)		0	(485)	13,710
Investment securities	170	0	(230)	165	(82)	0	0	0		9	0		0	(30)	2
Equity	6,366	106	(63)	1,526	(3,220)	0	0	0		(3)	0		791	(134)	5,369
Life finance instruments	1,818	0	0	189	(365)	0	0	0		1	0		0	(43)	1,600
Other investments	8,184	106	(63)	1,715	(3,585)	0	0	0		(2)	0		791	(177)	6,969
Loans	6,619	320	(1,561)	800	(1,673)	6,767	(2,920)	0		(21)	0		0	(333)	7,998
of which commercial and industrial loans	4,778	305	(315)	727	(1,280)	3,541	(2,171)	1		(85)	0		0	(192)	5,309
of which financial institutions	1,530	15	(6)	71	(207)	651	(650)	0		(48)	0		0	(34)	1,322
Other intangible assets (mortgage servicing rights)	43	0	0	12	0	0	0	0		0	0		(12)	(1)	42
Other assets	5,164	3,552	(2,998)	4,781	(4,213)	1,034	(1,148)	5		199	0		0	(217)	6,159
of which loans held-for-sale [2]	4,463	3,539	(2,918)	4,456	(3,964)	1,034	(1,147)	5		348	0		0	(201)	5,615
Total assets at fair value	35,689	7,429	(9,761)	17,507	(19,683)	9,929	(6,732)	428		752	(1)		779	(1,252)	35,084
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	51	(3)	0		(13)	0		0	(5)	55
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	0	0	0	0	119	0	0		0	0		0	(5)	114
Trading liabilities	5,356	1,503	(1,537)	66	(197)	1,561	(2,556)	235		1,302	0		0	(169)	5,564
of which interest rate derivatives	1,357	75	(134)	0	0	107	(508)	10		254	0		0	(32)	1,129
of which foreign exchange derivatives	1,648	13	(21)	0	0	15	(662)	(16)		(21)	0		0	(18)	938
of which equity/index-related derivatives	1,003	360	(676)	0	0	632	(380)	210		831	0		0	(84)	1,896
of which credit derivatives	819	1,001	(590)	0	0	655	(856)	39		186	0		0	(24)	1,230
Short-term borrowings	124	43	(99)	0	0	318	(216)	0		3	0		0	(8)	165
Long-term debt	10,098	2,322	(2,375)	0	0	5,006	(5,330)	25		321	0		(1)	(286)	9,780
of which structured notes over two years	6,189	453	(1,226)	0	0	3,602	(2,534)	(18)		(36)	0		(1)	(212)	6,217
of which non-recourse liabilities	2,551	1,836	(670)	0	0	818	(2,128)	24		151	0		0	(30)	2,552
Other liabilities	2,848	227	(149)	213	(393)	10	(86)	(17)		70	26		217	(105)	2,861
of which failed sales	1,160	176	(82)	154	(308)	0	0	0		72	0		0	(29)	1,143
Total liabilities at fair value	18,451	4,095	(4,160)	279	(590)	7,065	(8,191)	243		1,683	26		216	(578)	18,539
Net assets/(liabilities) at fair value	17,238	3,334	(5,601)	17,228	(19,093)	2,864	1,459	185		(931)	(27)		563	(674)	16,545
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 238 million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2012	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	(1,174)	0		(28)	0		0	(2)	0
Securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0
Debt	10,028	2,312	(5,035)	7,479	(8,826)	0	0	72		129	(4)		0	(267)	5,888
of which corporates	5,076	1,113	(3,609)	5,210	(4,745)	0	0	49		278	(4)		0	(176)	3,192
of which RMBS	1,786	831	(958)	937	(1,924)	0	0	18		60	0		0	(26)	724
of which CMBS	1,517	188	(262)	664	(809)	0	0	(4)		(228)	0		0	(43)	1,023
of which CDO	727	158	(121)	483	(851)	0	0	(4)		67	0		0	(12)	447
Equity	467	419	(100)	377	(611)	0	0	0		(63)	0		0	(4)	485
Derivatives	9,587	1,465	(2,175)	0	0	1,007	(3,262)	60		163	0		0	(195)	6,650
of which interest rate products	2,547	168	(686)	0	0	303	(976)	47		515	0		0	(59)	1,859
of which equity/index-related products	2,732	681	(844)	0	0	346	(844)	(31)		(56)	0		0	(64)	1,920
of which credit derivatives	2,171	592	(544)	0	0	161	(914)	43		(179)	0		0	(36)	1,294
Other	2,196	179	(366)	2,842	(2,290)	0	0	2		(3)	0		0	(74)	2,486
Trading assets	22,278	4,375	(7,676)	10,698	(11,727)	1,007	(3,262)	134		226	(4)		0	(540)	15,509
Investment securities	102	0	0	94	(17)	0	0	0		0	0		0	(9)	170
Equity	7,076	4	(61)	880	(1,918)	0	0	0		2	0		567	(184)	6,366
Life finance instruments	1,969	0	0	102	(274)	0	0	0		72	0		0	(51)	1,818
Other investments	9,045	4	(61)	982	(2,192)	0	0	0		74	0		567	(235)	8,184
Loans	6,842	605	(642)	509	(1,286)	4,490	(3,473)	15		(250)	0		0	(191)	6,619
of which commercial and industrial loans	4,559	537	(391)	275	(469)	3,084	(2,773)	15		76	0		0	(135)	4,778
of which financial institutions	2,179	64	(248)	218	(745)	1,078	(672)	(1)		(293)	0		0	(50)	1,530
Other intangible assets (mortgage servicing rights)	70	0	0	11	(16)	0	0	0		0	0		(20)	(2)	43
Other assets	7,469	2,509	(2,949)	3,007	(3,356)	298	(2,319)	128		580	0		0	(203)	5,164
of which loans held-for-sale	6,901	2,471	(2,948)	2,801	(3,182)	298	(2,319)	127		486	0		0	(172)	4,463
Total assets at fair value	47,203	7,493	(11,516)	15,301	(18,594)	5,795	(10,228)	277		602	(4)		547	(1,187)	35,689
Liabilities (CHF million)
Customer deposits	0	0	0	0	0	25	0	0		0	0		0	0	25
Obligation to return securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0
Trading liabilities	7,343	1,294	(1,783)	94	(346)	853	(2,599)	151		505	0		0	(156)	5,356
of which interest rate derivatives	1,588	230	(754)	0	0	115	(194)	75		340	0		0	(43)	1,357
of which foreign exchange derivatives	2,836	3	(178)	0	0	1	(1,037)	24		48	0		0	(49)	1,648
of which equity/index-related derivatives	1,022	132	(262)	0	0	537	(315)	(16)		(61)	0		0	(34)	1,003
of which credit derivatives	1,520	700	(571)	0	0	88	(939)	79		(36)	0		0	(22)	819
Short-term borrowings	236	23	(96)	0	0	288	(332)	(3)		14	0		0	(6)	124
Long-term debt	12,715	2,616	(4,044)	0	0	4,015	(6,043)	182		989	(4)		0	(328)	10,098
of which structured notes over two years	7,576	789	(1,668)	0	0	1,925	(2,867)	32		604	(4)		0	(198)	6,189
of which non-recourse liabilities	3,585	1,701	(2,225)	0	0	1,473	(2,312)	144		275	0		0	(90)	2,551
Other liabilities	3,891	246	(315)	321	(1,322)	2	(219)	(15)		74	0		279	(94)	2,848
of which failed sales	1,909	136	(47)	302	(1,260)	0	0	0		153	0		0	(33)	1,160
Total liabilities at fair value	24,378	4,179	(6,426)	415	(1,668)	5,183	(9,193)	315		1,582	(4)		279	(589)	18,451
Net assets/(liabilities) at fair value	22,825	3,314	(5,090)	14,886	(16,926)	612	(1,035)	(38)		(980)	0		268	(598)	17,238
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2013				2012
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(746)	536	(210)	[1]	(1,018)	268	(750)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,850)	414	(2,436)		(1,209)	(82)	(1,291)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 2013 were CHF 7,429 million, primarily from loans held-for-sale and trading assets. The transfers were primarily in the corporate credit, private equity and prime services businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2013 were CHF 9,761 million, primarily in trading assets, loans held-for-sale and loans. The transfers out of level 3 assets were primarily in the Brazil trading, private equity, corporate credit, prime services, rates and equity derivatives businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 4Q13 were CHF 1,646 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit business due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 4Q13 were CHF 1,750 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the private equity and equity derivatives businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. Significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instrument. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, discount rate and capitalization rate.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
Our valuation of derivatives does not include an adjustment for the cost of funding uncollateralized OTC derivatives due to a lack of clear observability in the marketplace.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, volatility skew, prepayment rate, credit spread, basis spread and mean reversion.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew and buyback probability.
Generally, the interrelationship between the volatility and correlation is positively correlated.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and price. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spread, contingent probability and EBITDA multiple. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.
Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility and price.
Generally, the interrelationships between volatility, skew, correlation, gap risk and credit spreads inputs are positively correlated.

Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, recovery rate, price, volatility, volatility skew, contingent probability and market implied life expectancy (for life settlement and premium finance instruments), in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets instruments with a significant unobservable input of capitalization rate, default rate, discount rate, funding spread, loss severity, prepayment rate and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable inputs basis spread, mean reversion and skew would decrease the fair value. An increase in the significant unobservable input gap risk would increase the fair value.

Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 4Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q13	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	595
of which	270	Market comparable		EBITDA multiple		3		12		7
of which	35	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,217
of which interest rate products	1,574	Option model		Correlation, in %		15		100		82
				Prepayment rate, in %		5		31		24
				Volatility, in %		2		31		6
				Volatility skew, in %		(9)		2		(1)
				Credit spread, in bp		95		2,054		218
of which equity/index-related products	1,240	Option model		Correlation, in %		(83)		96		14
				Volatility, in %		2		252		26
of which credit derivatives	1,138	Discounted cash flow		Credit spread, in bp		1		2,054		298
				Recovery rate, in %		0		77		25
				Discount rate, in %		4		29		14
				Default rate, in %		1		16		6
				Loss severity, in %		10		100		59
				Correlation, in %		34		97		83
				Prepayment rate, in %		0		17		5
Other	2,829
of which	2,139	Market comparable		Price, in %		0		146		34
of which	589	Discounted cash flow		Market implied life expectancy, in years		3		19		9
Trading assets	13,710
Investment securities	2	–		–		–		–		–
Private equity	3,345	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,630
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,969
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,084
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Debt	5,888
of which corporates	3,192
of which	754	Option model	Correlation, in %		(87)	97
			Buyback probability, in %	[1]	50	100
of which	797	Market comparable	Price, in %		0	146
of which	1,231	Discounted cash flow	Credit spread, in bp		0	2,439
of which RMBS	724	Discounted cash flow	Discount rate, in %		2	50
			Prepayment rate, in %		0	55
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which CMBS	1,023	Discounted cash flow	Capitalization rate, in %		5	12
			Internal rate of return, in %		9	15
			Discount rate, in %		2	35
			Prepayment rate, in %		0	10
			Default rate, in %		0	40
			Loss severity, in %		0	90
of which CDO	447
of which	193	Vendor price	Price, in %		0	102
of which	123	Discounted cash flow	Discount rate, in %		2	35
			Prepayment rate, in %		0	40
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which	78	Market comparable	Price, in %		80	93
1 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q12	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value
CHF million, except where indicated
Equity	485
of which	237	Market comparable		EBITDA multiple		3		12
of which	26	Discounted cash flow		Capitalization rate, in %		7		7
Derivatives	6,650
of which interest rate products	1,859	Option model		Correlation, in %		17		100
				Prepayment rate, in %		2		45
				Volatility, in %		(5)		31
				Credit spread, in bp		34		157
of which equity/index-related products	1,920	Option model		Correlation, in %		(87)		97
				Volatility, in %		2		157
of which credit derivatives	1,294	Discounted cash flow		Credit spread, in bp		1		5,843
				Recovery rate, in %		0		75
				Discount rate, in %		2		35
				Default rate, in %		0		25
				Loss severity, in %		0		100
				Correlation, in %		30		97
				Prepayment rate, in %		0		40
Other	2,486
of which	1,891	Market comparable		Price, in %		0		103
of which	564	Discounted cash flow		Life expectancy, in years		4		20
Trading assets	15,509
Investment securities	170	–		–		–		–
Private equity	3,958	–	[1]	–	[1]	–	[1]	–	[1]
Hedge funds	165	–	[1]	–	[1]	–	[1]	–	[1]
Other equity investments	2,243
of which private	2,245
of which	759	Discounted cash flow		Credit spread, in bp		1,070		2,049
				Contingent probability, in %		50		50
of which	903	Market comparable		EBITDA multiple		2		13
Life finance instruments	1,818	Discounted cash flow		Life expectancy, in years		1		23
Other investments	8,184
Loans	6,619
of which commercial and industrial loans	4,778	Discounted cash flow		Credit spread, in bp		0		2,763
of which financial institutions	1,530	Discounted cash flow		Credit spread, in bp		0		888
Other intangible assets (mortgage servicing rights)	43	–		–		–		–
Other assets	5,164
of which loans held-for-sale	4,463
of which	2,031	Vendor price		Price, in %		0		103
of which	328	Discounted cash flow		Credit spread, in bp		20		1,458
of which	2,009	Market comparable		Price, in %		0		115
Total level 3 assets at fair value	35,689
1 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 4Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,861
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,539
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Customer deposits	25	–	–		–	–
Trading liabilities	5,356
of which interest rate derivatives	1,357	Option model	Basis spread, in bp		(28)	54
			Correlation, in %		17	100
			Mean reversion, in %	[1]	(33)	5
			Prepayment rate, in %		4	45
of which foreign exchange derivatives	1,648	Option model	Correlation, in %		(10)	70
			Prepayment rate, in %		4	22
of which equity/index-related derivatives	1,003	Option model	Correlation, in %		(87)	97
			Skew, in %		56	128
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	4
of which credit derivatives	819	Discounted cash flow	Credit spread, in bp		0	5,843
			Discount rate, in %		2	35
			Default rate, in %		0	25
			Recovery rate, in %		0	77
			Loss severity, in %		0	100
			Correlation, in %		0	47
			Prepayment rate, in %		0	40
Short-term borrowings	124	–	–		–	–
Long-term debt	10,098
of which structured notes over two years	6,189	Option model	Correlation, in %		(87)	97
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	12
of which non-recourse liabilities	2,551
of which	2,255	Vendor price	Price, in %		0	103
of which	230	Market comparable	Price, in %		0	87
Other liabilities	2,848
of which failed sales	1,160
of which	646	Market comparable	Price, in %		0	100
of which	290	Discounted cash flow	Credit spread, in bp		0	1,532
Total level 3 liabilities at fair value	18,451
1 Management's best estimate of the speed at which interest rates will revert to the long-term average.
2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates collateral with a greater risk of default.

Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.

Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.

Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.

Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of each insured.

Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
	4Q13							4Q12
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	1		18		19	0		127		38		165	0
Equity funds	28		3,096	[1]	3,124	0		52		3,810	[2]	3,862	0
Equity funds sold short	0		(17)		(17)	0		0		(111)		(111)	0
Total funds held in trading assets and liabilities	29		3,097		3,126	0		179		3,737		3,916	0
Debt funds	320		183		503	6		69		364		433	157
Equity funds	0		25		25	0		3		43		46	0
Others	0		153		153	31		3		153		156	46
Hedge funds	320		361	[3]	681	37		75		560	[4]	635	203
Debt funds	53		0		53	2		97		0		97	17
Equity funds	2,236		0		2,236	464		2,633		0		2,633	724
Real estate funds	350		0		350	110		382		0		382	131
Others	706		0		706	250		846		0		846	198
Private equities	3,345		0		3,345	826		3,958		0		3,958	1,070
Equity method investments	349		0		349	0		385		0		385	0
Total funds held in other investments	4,014		361		4,375	863		4,418		560		4,978	1,273
Total fair value	4,043	[5]	3,458	[6]	7,501	863	[7]	4,597	[5]	4,297	[6]	8,894	1,273	[7]
1
55% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on an annual basis with a notice period primarily of more than 60 days, 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
57% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 17% is redeemable on an annual basis with a notice period primarily of more than 60 days, 13% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

3
45% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 33% is redeemable on demand with a notice period primarily of less than 30 days, and 21% is redeemable on an annual basis with a notice period of more than 60 days.

4
66% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 19% is redeemable on demand with a notice period primarily of less than 30 days, and 11% is redeemable on an annual basis with a notice period of more than 60 days.

5 Includes CHF 1,819 million and CHF 1,958 million attributable to noncontrolling interests in 4Q13 and 4Q12, respectively.
6 Includes CHF 107 million and CHF 107 million attributable to noncontrolling interests in 4Q13 and 4Q12, respectively.
7 Includes CHF 405 million and CHF 418 million attributable to noncontrolling interests in 4Q13 and 4Q12, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	4Q13	4Q12
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.3	0.5
of which level 3	0.3	0.5

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	4Q13			4Q12
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	956	3,262	(2,306)	920	3,810	(2,890)
Financial instruments (CHF million)
Interest-bearing deposits with banks	311	307	4	627	615	12
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	96,587	96,217	370	113,664	113,196	468
Loans	19,457	19,653	(196)	20,000	20,278	(278)
Other assets [1]	20,749	25,756	(5,007)	22,060	29,787	(7,727)
Due to banks and customer deposits	(690)	(680)	(10)	(531)	(493)	(38)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(76,104)	(76,012)	(92)	(108,784)	(108,701)	(83)
Short-term borrowings	(6,053)	(5,896)	(157)	(4,513)	(4,339)	(174)
Long-term debt	(63,369)	(62,991)	(378)	(65,384)	(66,998)	1,614
Other liabilities	(1,780)	(3,285)	1,505	(3,683)	(6,186)	2,503
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2013		2012
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Cash and due from banks	0		(13)	[2]
of which related to credit risk	0		(13)
Interest-bearing deposits with banks	10	[1]	12	[1]
of which related to credit risk	(3)		3
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,143	[1]	1,183	[1]
Other trading assets	0		10	[2]
Other investments	126	[3]	144	[3]
of which related to credit risk	11		34
Loans	1,470	[1]	925	[1]
of which related to credit risk	26		318
Other assets	2,058	[1]	2,641	[1]
of which related to credit risk	604		355
Due to banks and customer deposits	0		(22)	[1]
of which related to credit risk	(5)		8
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(67)	[1]	(114)	[1]
Short-term borrowings	(256)	[2]	(350)	[2]
Long-term debt	(2,759)	[2]	(7,905)	[2]
of which related to credit risk [4]	(384)		(2,552)
Other liabilities	441	[2]	826	[2]
of which related to credit risk	112		912
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (268) million and CHF (111) million in 2013, respectively, and CHF (1,663) million and CHF (931) million in 2012, respectively.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
4Q13 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	63,435	0	62,891	544	63,435
Loans	223,902	0	225,641	3,940	229,581
Other financial assets [1]	142,656	72,134	69,310	1,568	143,012
Financial liabilities
Due to banks and deposits	351,476	212,418	138,980	9	351,407
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	66,673	0	64,043	3,774	67,817
Other financial liabilities [2]	96,611	1,129	94,414	1,085	96,628
4Q12 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	69,791	0	69,764	27	69,791
Loans	218,281	0	221,030	4,482	225,512
Other financial assets [1]	132,147	63,900	66,798	1,772	132,470
Financial liabilities
Due to banks and deposits	331,270	200,838	130,313	9	331,160
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	23,937	0	23,939	0	23,939
Short-term borrowings	14,128	0	14,131	0	14,131
Long-term debt	82,750	0	79,846	4,546	84,392
Other financial liabilities [2]	89,361	0	88,121	1,171	89,292
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 28 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.

Assets pledged
end of	4Q13	4Q12
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	142,952	151,419
of which encumbered	92,300	90,745

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Collateral
end of	4Q13	4Q12
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	359,517	402,793
of which sold or repledged	267,896	292,514

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 and updated in subsequent quarterly reports (including below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues litigation provisions (including estimated fees and expenses of external lawyers and other service providers) and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings, the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 37 referenced above and updated in quarterly reports and below for which the Group believes an estimate is possible is zero to CHF 2.4 billion.
In 4Q13, the Group recorded net litigation provisions of CHF 1,469 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County, against Credit Suisse Securities (USA) LLC (CSS LLC) and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, seeks an unspecified amount of damages, and is at an early procedural point.

Class actions
On January 27, 2014, the US District Court for the Southern District of New York entered a final judgment and order of dismissal with prejudice, discontinuing the Tsereteli v. Residential Asset Securitization Trust 2006-A8 class action, as a result of a settlement in the amount of USD 11 million.

Individual investor actions
On October 29, 2013, following a settlement, CSS LLC and its affiliates and employees filed a stipulation of discontinuance with prejudice to discontinue claims against CSS LLC and its affiliates and employees brought by Stichting Pensioenfonds ABP in the Supreme Court for the State of New York, New York County (SCNY). On November 18, 2013, as a result of settlement, the US District Court for the Southern District of New York entered a stipulation of voluntary dismissal with prejudice, discontinuing Federal Housing Finance Agency (FHFA) v. JPMorgan Chase & Co., one of the FHFA's five actions against CSS LLC and its affiliates and employees, and other financial institutions, relating to approximately USD 870 million of RMBS at issue against the Credit Suisse defendants in that case. On November 26, 2013, the Indiana state court presiding in the action brought by the Federal Home Loan Bank of Indianapolis dismissed with prejudice claims pertaining to certain defendants, including one of the RMBS offerings on which CSS LLC and certain of its affiliates were sued, reducing the RMBS at issue relating to claims against CSS LLC and its affiliates in that case by approximately USD 100 million. On December 5, 2013, the Washington state court presiding in the action brought by the Federal Home Loan Bank of Chicago dismissed with prejudice one of the actions against CSS LLC and other financial institutions, reducing the RMBS at issue relating to claims against CSS LLC by USD 20 million. On December 26, 2013, Commerzbank AG London Branch filed an action against CSS LLC and certain of its affiliates and other financial institutions in the SCNY, relating to approximately USD 148 million of the RMBS at issue (approximately 6% of the USD 2.3 billion at issue against all defendants in the operative pleading). On January 6, 2014, following a settlement, CSS LLC and its affiliates filed a stipulation of discontinuance with prejudice to discontinue claims against CSS LLC and its affiliates relating to approximately USD 35 million of RMBS at issue brought by Sealink Funding Limited in the SCNY. On January 24, 2014, the SCNY dismissed with prejudice certain claims in the action against CSS LLC and its affiliates brought by Allstate Insurance Company, reducing the RMBS at issue for CSS LLC and its affiliates from approximately USD 232 million to approximately USD 187 million. On March 21, 2014, CSS LLC and certain affiliates and employees entered into an agreement with the FHFA to settle all claims in two of three remaining actions filed by the FHFA in the SDNY for USD 885 million, which amount was partially covered by existing provisions. The actions settled on March 21, 2014 related to approximately USD 16.6 billion of RMBS at issue against the Credit Suisse defendants.

Repurchase litigations
On January 3, 2014, the SCNY dismissed with prejudice the consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ Mortgage Capital, Inc., in which the plaintiffs had alleged damages of not less than USD 319 million.

Monoline insurer disputes
On November 15, 2013, CIFG Assurance North America, Inc. (CIFG) filed an action against CSS LLC in the SCNY, relating to financial guaranty insurance issued by CIFG on a credit default swap guaranteeing payment on approximately USD 396 million of notes of a collateralized debt obligation. CIFG alleges material misrepresentation in the inducement of an insurance contract and fraud relating to alleged affirmative misrepresentations and material omissions made to induce CIFG to guarantee the securities.

Tax and securities law matters
Credit Suisse has been responding to subpoenas and other requests for information from the United States Department of Justice (DOJ), the US Securities and Exchange Commission (SEC) and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities are investigating possible violations of US tax and securities laws. In particular, the DOJ is investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC has investigated whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees have been indicted and two former employees have pleaded guilty (in one case, as to conduct while employed at other financial institutions that did not involve Credit Suisse and in the other case as to conduct while employed at a former Credit Suisse subsidiary prior to 2006 and other financial institutions after 2006). Credit Suisse received a grand jury target letter from the DOJ. We understand that certain US authorities are also investigating other Swiss and non-US financial institutions. We have been conducting an internal investigation and are continuing to cooperate with the authorities both in the US and Switzerland to resolve this matter in a responsible manner that complies with our legal obligations. Our provision of Swiss-based information to these US authorities has been in accordance with permission granted by Swiss authorities. The Group has established a loss contingency provision of CHF 895 million with respect to the tax and securities law matters described in this subsection. The Group had previously disclosed a provision of CHF 470 million with respect to these matters, including CHF 175 million in connection with the settlement with the SEC described in the following paragraph.
On February 21, 2014, Credit Suisse AG reached a settlement with the SEC that resolves the SEC’s investigation regarding registration as an investment advisor and broker-dealer. In a settled administrative and cease-and-desist proceeding, the SEC charged Credit Suisse AG with violating Section 15(a) of the US Securities Exchange Act of 1934 (Exchange Act) and Section 203(a) of the US Investment Advisers Act of 1940 (Advisers Act). Specifically, the SEC’s Order finds that from at least 2002 through its exit from the US cross-border securities business which Credit Suisse AG began in 2008, Credit Suisse AG, through actions of certain of its relationship managers, violated the federal securities laws by providing certain cross-border brokerage and investment advisory services to US clients at a time when Credit Suisse AG was not registered with the SEC as a broker-dealer or investment advisor. As part of the settlement of the investigation, Credit Suisse AG agreed, among other things, to cease-and-desist from committing or causing any future violations of section 15(a) of the Exchange Act or Section 203(a) of the Advisers Act and to pay approximately USD 196 million, inclusive of disgorgement of approximately USD 82 million, prejudgment interest of approximately USD 64 million, and a civil money penalty in the amount of USD 50 million. Credit Suisse AG also agreed to the appointment of an independent consultant who will review its cross-border compliance policies with respect to the US securities laws and will verify that Credit Suisse AG has exited the US cross-border business.

Note 30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In 4Q13, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 4Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,503	2,440		3,943	20		110		4,073
Interest expense	(927)	(1,380)		(2,307)	(23)		4		(2,326)
Net interest income	576	1,060		1,636	(3)		114		1,747
Commissions and fees	988	2,418		3,406	2		17		3,425
Trading revenues	149	167		316	(23)		2		295
Other revenues	464	202		666	(465)	[2]	471		672
Net revenues	2,177	3,847		6,024	(489)		604		6,139
Provision for credit losses	2	33		35	0		18		53
Compensation and benefits	854	1,932		2,786	12		9		2,807
General and administrative expenses	1,257	1,970		3,227	(31)		27		3,223
Commission expenses	51	335		386	1		2		389
Total other operating expenses	1,308	2,305		3,613	(30)		29		3,612
Total operating expenses	2,162	4,237		6,399	(18)		38		6,419
Income/(loss) from continuing operations before taxes	13	(423)		(410)	(471)		548		(333)
Income tax expense/(benefit)	(82)	(3)		(85)	5		17		(63)
Income/(loss) from continuing operations	95	(420)		(325)	(476)		531		(270)
Income from discontinued operations, net of tax	(3)	1		(2)	0		0		(2)
Net income/(loss)	92	(419)		(327)	(476)		531		(272)
Net income/(loss) attributable to noncontrolling interests	180	(162)		18	0		186		204
Net income/(loss) attributable to shareholders	(88)	(257)		(345)	(476)		345		(476)
of which from continuing operations	(85)	(258)		(343)	(476)		345		(474)
of which from discontinued operations	(3)	1		(2)	0		0		(2)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 4Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	92	(419)		(327)	(476)	531		(272)
Gains/(losses) on cash flow hedges	0	5		5	6	0		11
Foreign currency translation	(370)	(1,409)		(1,779)	0	1,201		(578)
Unrealized gains/(losses) on securities	(4)	(3)		(7)	0	(4)		(11)
Actuarial gains/(losses)	114	(192)		(78)	0	914		836
Net prior service credit/(cost)	0	0		0	0	(15)		(15)
Other comprehensive income/(loss), net of tax	(260)	(1,599)		(1,859)	6	2,096		243
Comprehensive income/(loss)	(168)	(2,018)		(2,186)	(470)	2,627		(29)
Comprehensive income/(loss) attributable to noncontrolling interests	123	(32)		91	0	52		143
Comprehensive income/(loss) attributable to shareholders	(291)	(1,986)		(2,277)	(470)	2,575		(172)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,855	2,855		4,710	13		117		4,840
Interest expense	(1,165)	(1,649)		(2,814)	(13)		(75)		(2,902)
Net interest income	690	1,206		1,896	0		42		1,938
Commissions and fees	1,113	2,281		3,394	1		60		3,455
Trading revenues	171	(308)		(137)	0		(10)		(147)
Other revenues	130	309		439	242	[2]	(221)		460
Net revenues	2,104	3,488		5,592	243		(129)		5,706
Provision for credit losses	(1)	38		37	0		33		70
Compensation and benefits	785	1,855		2,640	5		4		2,649
General and administrative expenses	760	1,326		2,086	(24)		44		2,106
Commission expenses	76	351		427	0		6		433
Total other operating expenses	836	1,677		2,513	(24)		50		2,539
Total operating expenses	1,621	3,532		5,153	(19)		54		5,188
Income/(loss) from continuing operations before taxes	484	(82)		402	262		(216)		448
Income tax expense	175	(90)		85	(1)		1		85
Income/(loss) from continuing operations	309	8		317	263		(217)		363
Income from discontinued operations, net of tax	6	(37)		(31)	0		0		(31)
Net income/(loss)	315	(29)		286	263		(217)		332
Net income/(loss) attributable to noncontrolling interests	30	(235)		(205)	0		274		69
Net income/(loss) attributable to shareholders	285	206		491	263		(491)		263
of which from continuing operations	279	243		522	263		(491)		294
of which from discontinued operations	6	(37)		(31)	0		0		(31)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	315	(29)		286	263	(217)		332
Gains/(losses) on cash flow hedges	0	0		0	12	0		12
Foreign currency translation	(587)	(305)		(892)	0	6		(886)
Unrealized gains/(losses) on securities	0	(11)		(11)	0	6		(5)
Actuarial gains/(losses)	(15)	26		11	0	(243)		(232)
Net prior service credit/(cost)	(1)	1		0	0	300		300
Other comprehensive income/(loss), net of tax	(603)	(289)		(892)	12	69		(811)
Comprehensive income/(loss)	(288)	(318)		(606)	275	(148)		(479)
Comprehensive income/(loss) attributable to noncontrolling interests	(76)	(339)		(415)	0	378		(37)
Comprehensive income/(loss) attributable to shareholders	(212)	21		(191)	275	(526)		(442)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	6,553	12,468		19,021	62		473		19,556
Interest expense	(3,899)	(7,407)		(11,306)	(60)		(75)		(11,441)
Net interest income	2,654	5,061		7,715	2		398		8,115
Commissions and fees	3,756	9,302		13,058	4		164		13,226
Trading revenues	(507)	3,271		2,764	(23)		(2)		2,739
Other revenues	1,361	432		1,793	2,288	[2]	(2,305)		1,776
Net revenues	7,264	18,066		25,330	2,271		(1,745)		25,856
Provision for credit losses	4	89		93	0		74		167
Compensation and benefits	3,380	7,807		11,187	59		10		11,256
General and administrative expenses	2,843	5,811		8,654	(135)		80		8,599
Commission expenses	227	1,499		1,726	1		11		1,738
Total other operating expenses	3,070	7,310		10,380	(134)		91		10,337
Total operating expenses	6,450	15,117		21,567	(75)		101		21,593
Income/(loss) from continuing operations before taxes	810	2,860		3,670	2,346		(1,920)		4,096
Income tax expense	14	1,163		1,177	20		79		1,276
Income/(loss) from continuing operations	796	1,697		2,493	2,326		(1,999)		2,820
Income from discontinued operations, net of tax	66	79		145	0		0		145
Net income/(loss)	862	1,776		2,638	2,326		(1,999)		2,965
Net income/(loss) attributable to noncontrolling interests	575	285		860	0		(221)		639
Net income/(loss) attributable to shareholders	287	1,491		1,778	2,326		(1,778)		2,326
of which from continuing operations	221	1,412		1,633	2,326		(1,778)		2,181
of which from discontinued operations	66	79		145	0		0		145
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	862	1,776		2,638	2,326	(1,999)		2,965
Gains/(losses) on cash flow hedges	0	2		2	16	0		18
Foreign currency translation	(648)	(1,567)		(2,215)	0	1,194		(1,021)
Unrealized gains/(losses) on securities	(2)	(16)		(18)	0	(14)		(32)
Actuarial gains/(losses)	138	(181)		(43)	0	1,087		1,044
Net prior service credit/(cost)	0	0		0	0	(95)		(95)
Other comprehensive income/(loss), net of tax	(512)	(1,762)		(2,274)	16	2,172		(86)
Comprehensive income/(loss)	350	14		364	2,342	173		2,879
Comprehensive income/(loss) attributable to noncontrolling interests	471	353		824	0	(299)		525
Comprehensive income/(loss) attributable to shareholders	(121)	(339)		(460)	2,342	472		2,354
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	7,584	13,960		21,544	81		465		22,090
Interest expense	(4,472)	(10,262)		(14,734)	(79)		(134)		(14,947)
Net interest income	3,112	3,698		6,810	2		331		7,143
Commissions and fees	3,940	8,609		12,549	(12)		187		12,724
Trading revenues	1,638	(309)		1,329	1		(134)		1,196
Other revenues	861	1,629		2,490	1,319	[2]	(1,261)		2,548
Net revenues	9,551	13,627		23,178	1,310		(877)		23,611
Provision for credit losses	(5)	93		88	0		82		170
Compensation and benefits	3,601	8,618		12,219	56		28		12,303
General and administrative expenses	2,130	5,074		7,204	(101)		143		7,246
Commission expenses	252	1,433		1,685	1		16		1,702
Total other operating expenses	2,382	6,507		8,889	(100)		159		8,948
Total operating expenses	5,983	15,125		21,108	(44)		187		21,251
Income/(loss) from continuing operations before taxes	3,573	(1,591)		1,982	1,354		(1,146)		2,190
Income tax expense/(benefit)	1,333	(886)		447	5		13		465
Income/(loss) from continuing operations	2,240	(705)		1,535	1,349		(1,159)		1,725
Income from discontinued operations, net of tax	17	(57)		(40)	0		0		(40)
Net income/(loss)	2,257	(762)		1,495	1,349		(1,159)		1,685
Net income/(loss) attributable to noncontrolling interests	281	(881)		(600)	0		936		336
Net income/(loss) attributable to shareholders	1,976	119		2,095	1,349		(2,095)		1,349
of which from continuing operations	1,959	176		2,135	1,349		(2,095)		1,389
of which from discontinued operations	17	(57)		(40)	0		0		(40)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	2,257	(762)		1,495	1,349	(1,159)		1,685
Gains/(losses) on cash flow hedges	0	7		7	30	0		37
Foreign currency translation	(575)	(658)		(1,233)	1	118		(1,114)
Unrealized gains/(losses) on securities	2	(45)		(43)	0	28		(15)
Actuarial gains/(losses)	20	38		58	0	(108)		(50)
Net prior service credit/(cost)	(2)	1		(1)	0	249		248
Other comprehensive income/(loss), net of tax	(555)	(657)		(1,212)	31	287		(894)
Comprehensive income/(loss)	1,702	(1,419)		283	1,380	(872)		791
Comprehensive income/(loss) attributable to noncontrolling interests	186	(997)		(811)	0	1,022		211
Comprehensive income/(loss) attributable to shareholders	1,516	(422)		1,094	1,380	(1,894)		580
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,787	63,290		68,077	795	(180)		68,692
Interest-bearing deposits with banks	81	3,304		3,385	0	(1,870)		1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	127,153	32,860		160,013	0	9		160,022
Securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading assets	73,580	156,156		229,736	0	(323)		229,413
Investment securities	2	1,625		1,627	1,481	(121)		2,987
Other investments	5,116	5,091		10,207	42,570	(42,448)		10,329
Net loans	19,955	211,202		231,157	3,185	12,712		247,054
Premises and equipment	891	4,004		4,895	0	196		5,091
Goodwill	658	6,463		7,121	0	878		7,999
Other intangible assets	78	132		210	0	0		210
Brokerage receivables	25,667	26,377		52,044	0	1		52,045
Other assets	18,104	43,452		61,556	243	1,266		63,065
Assets of discontinued operations held-for-sale	11	1,573		1,584	0	0		1,584
Total assets	299,562	554,850		854,412	48,274	(29,880)		872,806
Liabilities and equity (CHF million)
Due to banks	251	22,896		23,147	3,242	(3,281)		23,108
Customer deposits	1	321,850		321,851	0	11,238		333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	98,600	(4,568)		94,032	0	0		94,032
Obligation to return securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading liabilities	14,304	62,508		76,812	0	(177)		76,635
Short-term borrowings	42,842	(22,649)		20,193	0	0		20,193
Long-term debt	31,300	95,341		126,641	2,784	617		130,042
Brokerage payables	55,749	17,405		73,154	0	0		73,154
Other liabilities	11,284	39,795		51,079	84	284		51,447
Liabilities of discontinued operations held-for-sale	19	1,121		1,140	0	0		1,140
Total liabilities	277,829	533,020		810,849	6,110	8,681		825,640
Total shareholders' equity	18,583	21,409		39,992	42,164	(39,992)		42,164
Noncontrolling interests	3,150	421		3,571	0	1,431		5,002
Total equity	21,733	21,830		43,563	42,164	(38,561)		47,166

Total liabilities and equity	299,562	554,850		854,412	48,274	(29,880)		872,806
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,523	56,853		61,376	19	368		61,763
Interest-bearing deposits with banks	82	3,637		3,719	0	(1,774)		1,945
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	130,175	53,271		183,446	0	9		183,455
Securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading assets	87,974	168,628		256,602	0	(203)		256,399
Investment securities	22	1,917		1,939	0	1,559		3,498
Other investments	6,252	5,564		11,816	35,088	(34,882)		12,022
Net loans	22,945	204,553		227,498	4,459	10,266		242,223
Premises and equipment	1,062	4,354		5,416	0	202		5,618
Goodwill	581	6,929		7,510	0	879		8,389
Other intangible assets	77	166		243	0	0		243
Brokerage receivables	20,672	25,096		45,768	0	0		45,768
Other assets	15,993	56,789		72,782	173	(43)		72,912
Total assets	325,338	582,822		908,160	39,739	(23,619)		924,280
Liabilities and equity (CHF million)
Due to banks	164	30,410		30,574	3,753	(3,313)		31,014
Customer deposits	1	297,689		297,690	0	10,622		308,312
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	130,411	2,310		132,721	0	0		132,721
Obligation to return securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading liabilities	23,332	67,759		91,091	0	(275)		90,816
Short-term borrowings	22,157	(7,319)		14,838	0	3,803		18,641
Long-term debt	35,485	111,512		146,997	437	700		148,134
Brokerage payables	44,401	20,275		64,676	0	0		64,676
Other liabilities	12,927	44,440		57,367	51	219		57,637
Total liabilities	303,858	562,141		865,999	4,241	11,756		881,996
Total shareholders' equity	17,970	16,797		34,767	35,498	(34,767)		35,498
Noncontrolling interests	3,510	3,884		7,394	0	(608)		6,786
Total equity	21,480	20,681		42,161	35,498	(35,375)		42,284

Total liabilities and equity	325,338	582,822		908,160	39,739	(23,619)		924,280
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	6,126	15,912		22,038	400	[2]	(364)		22,074
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	444		443	0		95		538
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(594)	17,714		17,120	0		0		17,120
Purchase of investment securities	0	(676)		(676)	(1,402)		1,401		(677)
Proceeds from sale of investment securities	23	153		176	0		0		176
Maturities of investment securities	0	673		673	0		159		832
Investments in subsidiaries and other investments	232	(1,570)		(1,338)	(2,458)		2,004		(1,792)
Proceeds from sale of other investments	2,139	1,026		3,165	481		91		3,737
(Increase)/decrease in loans	2,456	(10,306)		(7,850)	1,228		(2,504)		(9,126)
Proceeds from sales of loans	0	1,483		1,483	0		0		1,483
Capital expenditures for premises and equipment and other intangible assets	(238)	(657)		(895)	0		(8)		(903)
Proceeds from sale of premises and equipment and other intangible assets	0	9		9	0		0		9
Other, net	(87)	202		115	0		7		122
Net cash provided by/(used in) investing activities of continuing operations	3,930	8,495		12,425	(2,151)		1,245		11,519
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	95	22,252		22,347	(500)		616		22,463
Increase/(decrease) in short-term borrowings	22,124	(16,122)		6,002	0		0		6,002
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(29,400)	(6,947)		(36,347)	0		0		(36,347)
Issuances of long-term debt	687	37,227		37,914	2,292		(1,116)		39,090
Repayments of long-term debt	(3,482)	(52,830)		(56,312)	0		1,177		(55,135)
Issuances of common shares	0	0		0	976		0		976
Sale of treasury shares	0	0		0	58		9,706		9,764
Repurchase of treasury shares	0	0		0	(217)		(9,985)		(10,202)
Dividends paid	0	(305)		(305)	(154)		(105)		(564)
Excess tax benefits related to share-based compensation	0	0		0	1		(1)		0
Other, net	258	923		1,181	75		(1,724)		(468)
Net cash provided by/(used in) financing activities of continuing operations	(9,718)	(15,802)		(25,520)	2,531		(1,432)		(24,421)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(74)	(1,141)		(1,215)	(4)		3		(1,216)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(1,027)		(1,027)	0		0		(1,027)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	264	6,437		6,701	776		(548)		6,929

Cash and due from banks at beginning of period	4,523	56,853		61,376	19		368		61,763
Cash and due from banks at end of period	4,787	63,290		68,077	795		(180)		68,692
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 161 million and CHF 208 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(4,312)	(7,671)		(11,983)	357	[2]	(1,042)		(12,668)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(2)	317		315	0		(131)		184
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	22,780	24,153		46,933	0		19		46,952
Purchase of investment securities	0	(276)		(276)	0		(204)		(480)
Proceeds from sale of investment securities	0	936		936	0		0		936
Maturities of investment securities	0	1,442		1,442	0		184		1,626
Investments in subsidiaries and other investments	34	(1,981)		(1,947)	(3,584)		3,492		(2,039)
Proceeds from sale of other investments	1,922	996		2,918	110		76		3,104
(Increase)/decrease in loans	1,075	(11,326)		(10,251)	1,154		(1,925)		(11,022)
Proceeds from sales of loans	0	1,090		1,090	0		0		1,090
Capital expenditures for premises and equipment and other intangible assets	(364)	(863)		(1,227)	0		(15)		(1,242)
Proceeds from sale of premises and equipment and other intangible assets	16	10		26	0		0		26
Other, net	235	3,441		3,676	28		(21)		3,683
Net cash provided by/(used in) investing activities of continuing operations	25,696	17,939		43,635	(2,292)		1,475		42,818
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	78	(14,532)		(14,454)	(1,015)		2,902		(12,567)
Increase/(decrease) in short-term borrowings	5,508	(17,151)		(11,643)	0		3,803		(7,840)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20,167)	(19,791)		(39,958)	0		0		(39,958)
Issuances of long-term debt	879	36,338		37,217	10		1,178		38,405
Repayments of long-term debt	(5,094)	(49,371)		(54,465)	(1,149)		(322)		(55,936)
Issuances of common shares	0	0		0	1,930		0		1,930
Sale of treasury shares	0	0		0	367		7,988		8,355
Repurchase of treasury shares	0	0		0	(495)		(8,364)		(8,859)
Dividends paid	0	(321)		(321)	(944)		(31)		(1,296)
Excess tax benefits related to share-based compensation	0	42		42	0		(42)		0
Other, net	(1,714)	5,317		3,603	3,180		(6,389)		394
Net cash provided by/(used in) financing activities of continuing operations	(20,510)	(59,469)		(79,979)	1,884		723		(77,372)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(105)	(1,070)		(1,175)	57		(124)		(1,242)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	6	(352)		(346)	0		0		(346)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	775	(50,623)		(49,848)	6		1,032		(48,810)

Cash and due from banks at beginning of period	3,748	107,476		111,224	13		(664)		110,573
Cash and due from banks at end of period	4,523	56,853		61,376	19		368		61,763
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 166 million and CHF 46 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

List of abbreviations

A
ABS	Asset-Backed Securities
ADS	American Depositary Share
AMA	Advanced Measurement Approach
AMF	Asset Management Finance LLC
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFIG	Customized Fund Investment Group
CFTC	Commodity Futures Trading Commission
CIFG	CIFG Assurance North America, Inc.
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CRD	Capital Requirement Directive IV
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DOJ	US Department of Justice
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FHFA	Federal Housing Finance Agency
FINMA	Swiss Financial Market Supervisory Authority FINMA
FMIA	Financial Market Infrastructure Act
FSB	Financial Stability Board
G
G-7	Group of seven leading industry nations
G-SIB	Global systemically important banks
GSE	Government-sponsored enterprise

I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association, Inc.
ISU	Incentive Share Unit
K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
MACCS	Mandatory and contingent convertible securities
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PAF2	2011 Partner Asset Facility
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court of the State of New York, New York County
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SISU	Scaled Incentive Share Unit
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single Premium Immediate Annuity
T
TRS	Total return swap
U
UK	United Kingdom
UHNWI	Ultra-high-net-worth individual
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information

Share data
	in / end of
	2013		2012		2011		2010
Share price (common shares, CHF)
Average	26.74		21.23		31.43		45.97
Minimum	22.90		16.01		19.65		37.04
Maximum	30.29		27.20		44.99		56.40
End of period	27.27		22.26		22.07		37.67
Share price (American Depositary Shares, USD)
Average	28.85		22.70		35.36		44.16
Minimum	24.56		16.20		21.20		36.54
Maximum	33.84		29.69		47.63		54.57
End of period	30.84		24.56		23.48		40.41
Market capitalization
Market capitalization (CHF million)	43,526		29,402		27,021		44,683
Market capitalization (USD million)	49,224		32,440		28,747		47,933
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.75	[2,4]	0.75	[3,4]	1.30	[4]
1 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014; to be paid out of reserves from capital contributions.
2 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
3 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
4 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.

Bond ratings
as of February 4, 2014	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	A-	A
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Stable	Stable	Stable

Financial calendar and contacts

Financial calendar
First quarter 2014 results	Wednesday, April 16, 2014
Annual General Meeting	Friday, May 9, 2014

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
Publikationenbestellungen/TLSA 221
P.O. Box
8070 Zurich
Switzerland

US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	Credit Suisse c/o
American Stock Transfer & Trust Co.
Peck Slip Station
P.O. Box 2050
New York, NY 10272-2050
United States
US and Canada phone	+1 800 301 35 17
Phone from outside US and Canada	+1 718 921 81 37
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-Mail	robert.rohner@credit-suisse.com

Foreign currency translation rates
	End of				Average in		Average in
	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	2013	2012
1 USD / 1 CHF	0.89	0.90	0.92	0.90	0.93	0.93	0.93	0.93
1 EUR / 1 CHF	1.23	1.22	1.21	1.23	1.23	1.21	1.23	1.20
1 GBP / 1 CHF	1.47	1.46	1.48	1.47	1.43	1.49	1.45	1.48
100 JPY / 1 CHF	0.85	0.92	1.06	0.90	0.94	1.14	0.95	1.17

Cautionary statement regarding forward-looking information

This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors“ in I – Information on the company in our Annual Report 2012.

Our 2012 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile 2012, is available on our website www.credit-suisse.com/investors

Photography: Alberto Venzago

Production: Management Digital Data AG

Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com